FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 428th Meeting of the Board of Directors, March 6, 2008

2.	CEMIG Distribuição S.A., Summary of Principal Decisions, March 6, 2008

3.	CEMIG Gereção e Transmissão S.A., Summary of Principal Decisions, March 6, 2008

4.	Notice to Stockholders, March 6, 2008

5.	Ordinary and Extraordinary General Meetings of Stockholders Convocation, March 6, 2008

6.	CEMIG Distribuição S.A., Ordinary and Extraordinary General Meetings of Stockholders Convocation, March 6, 2008

7.	CEMIG Gereção e Transmissão S.A., Ordinary and Extraordinary General Meetings of Stockholders Convocation, March 6, 2008

8.	2007 Management Report

9.	2007 Earnings Release

10.	Notice to Shareholders, March 7, 2008

ITEM 1

Summary of Decisions of the 428th Meeting

of the Board of Directors, March 6, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISION OF THE 428TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on March 6, 2008 the Board of Directors of Companhia Energética de Minas Gerais decided on the following matters:

1.               Technical feasibility study for the purpose of accounting recording of tax credits.

2.               Report of Management and Financial Statements for the year ended December 31, 2007.

3.               Proposal for allocation of the net profit for 2007.

4.               Proposal for increase in the registered capital.

5.               Proposal by a board member for the members of the Board of Directors to authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders for 2008, and if necessary make second convocations.

6.               Orientation for vote by representative of Cemig in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT for 2008.

7.               Declaration of vote in the Extraordinary General Meeting of Stockholders of Gasmig.

8.               Technical cooperation agreement between Cemig, Minas Gerais State, the Minas Gerais Development Bank (BDMG), Codemig, Indi and Jucemg.

9.               Voluntary Retirement Program (PPD).

1.               Election of Mr. Djalma Bastos de Morais to be Vice-Chairman as well as CEO, to serve the period of office that remains for the other current Board Members.

2.               Submission to the General Meeting of Stockholders of an alteration to the bylaws.

3.               Proposal by a board member that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders in first and, if necessary, second convocation, to deal with alterations to the Bylaws.

ITEM 2

CEMIG Distribuição S.A., Summary of
Principal Decisions, March 6, 2008

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 66th meeting, held on March 6, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Technical feasibility study for the purpose of accounting recording of tax credits.

2.               Report of Management and Financial Statements for the year ended December 31, 2007.

3.               Proposal for allocation of the net profit for 2007.

4.               Proposal by a board member for the members of the Board of Directors to authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders for 2008, and if necessary make second convocations.

5.               For 30 days, delegation of powers to enter into contracts for sale of electricity, retail supply of electricity and reserve of demand, use of the distribution system, use of the transmission system with the National System Operator (ONS), connection to the distribution system, sharing of distribution infrastructure, and other agreements.

6.               Voluntary Retirement Program (PPD).

7.               Agreement with the Municipality of Belo Horizonte.

8.               Project: Oil separation chambers in the Sub-transmission substations.

9.               Election of Mr. Djalma Bastos de Morais to be Vice-Chairman as well as CEO, to serve the period of office that remains for the other current Board Members.

ITEM 3

CEMIG Geração e Transmissão S.A., Summary of
Principal Decisions, March 6, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 64th meeting, held on March 6, 2008, the Board of Directors of Geração e Transmissão S.A. approved the following matters:

1.               Technical feasibility study for the purpose of accounting recording of tax credits.

2.               Report of Management and financial statements for the year ended December 31, 2007.

3.               Proposal for allocation of the net profit for 2007.

4.               Proposal by a board member for the members of the Board of Directors to authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders for 2008, and if necessary make second convocations.

5.               Contracting of insurance for equipment of the Pai Joaquim Hydroelectric Plant.

6.               Cemig GT-Aneel Research and Development Program – 2005-6 cycle: signing of working agreement.

7.               Cemig GT-Aneel Technological Research and Development Program – 2005-6 cycle: Approval of project.

8.               Working Agreement with the Minas Gerais State Environmental Military Police: Igarapé thermal generation plant.

9.               Working Agreements with the Minas Gerais State Environmental Military Police: Nova Ponte, Jaguara, Volta Grande, Igarapava and Pai Joaquim hydroelectric generation plants.

10.         Agreement with the Minas Gerais State Education Department granting use of sites and buildings.

11.         Budget supplementation for acquisition of fuel oil for the Igarapé Plant.

12.         Indicative non-binding proposal for acquisition of a company holding generation assets.

13.         Voluntary Retirement Program (PPD).

14.         Delegation of powers, for 30 days, to sign electricity sale contracts.

15.         The Santo Antônio Hydroelectric Complex.

16.         Filing of legal action against Ecom Energia Ltda.

17.         Agreement for cancellation of contract with Ecom Energia Ltda.

18.       Election of Mr. Djalma Bastos de Morais to be Vice-Chairman as well as CEO, to serve the period of office that remains for the other current Board Members.

ITEM 4

Notice to Stockholders, March 6, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We advise our stockholders that the Board of Directors, at a meeting held on March 6, 2008, decided to propose the following to the General Meeting of Stockholders to be held on April 25, 2008:

1.              INCREASE IN REGISTERED CAPITAL AND STOCK BONUS:

1.1. Increase of the registered capital by R$ 2,432,307,280.00, to R$ 2,481,507,565.00, through the issue of 9,840,057 new shares, of which 4,300,891 would be nominal common shares and 5,539,166 would be nominal preferred shares, each with nominal unit value of R$ 5.00 (five Reais), through capitalization of R$ 49,200,285.00 upon the incorporation of the amounts paid as principal under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) account. As a consequence, a stock bonus in the proportion of 2.022782458% will be distributed to stockholders in new shares, of the same type as those held, also with nominal unit value of R$ 5.00 (five Reais).

1.2. All stockholders whose names are on the company’s Nominal Share Register on the date of the General Meeting of Stockholders will be entitled to this benefit. These shares will trade “ex-” the right to this bonus on the day immediately subsequent to the holding of that meeting.

1.3. Under §1 of Article 25 of Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to shares in the bonus is R$ 5.00.

1.4. According to CVM (Securities Commission) Normative Instruction 168/91, the amount obtained in Reais on sale of any fractions resulting from the calculation of the bonus will be paid to the holders of those fractions jointly with the payment of the first installment of the dividend for the 2007 business year.

We reiterate that this bonus is conditional upon homologation by the General Meeting of Stockholders to be held on April 25, 2008.

2.              DIVIDENDS

In accordance with sub-clause “b” of the sole sub-paragraph of Article 28 of our bylaws, the amount of R$ 867,725,000, corresponding to R$ 1.749127683 per share after stock bonus, will be distributed in the form of dividend, in view of the net profit of R$ 1,735,449,000 for 2007, as follows:

a.               Stockholders whose names are on the company’s Nominal Share Register on the date on which the General Meeting of Stockholders is held will be entitled to this benefit.

The shares will be traded “ex-dividend” on the day immediately following that meeting.

b.              We emphasize that this payment is conditional upon homologation by the General Meeting of Stockholders to be held on April 25, 2008.

We remind stockholders of the importance of updating their details with us, since payment of proceeds of corporate action can be made only to stockholders whose information is up to date or who have a current account, with any bank, registered with Bradesco S.A. (the institution that manages Cemig’s Nominal Share Registry. For this purpose they should visit any branch of Bradesco, with their personal documents.

Belo Horizonte, March 6, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

ITEM 5

Ordinary and Extraordinary General Meetings of

Stockholders Convocation, March 6, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG
LISTED COMPANY
CNPJ 17.155.730/0001-64 - NIRE 31300040127
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

Stockholders are hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 25, 2008 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, B1 wing, in the city of Belo Horizonte, de Minas Gerais, to decide on the following matters:

1                                          Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2                                          Allocation of the net profit for 2007, in the amount of R$ 1,735,449,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3                                          Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 867,725,000.

4                                          Decision on the allocation to be adopted between the amount capitalized and the amount corresponding to the payments relating to the first to eighth installments of the amortization of the principle of the said Agreement for assignment of credit.

5-                                    Approval of the increase of the registered capital from R$ 2,432,307,280.00 to R$ 2,481,507,565.00 through the issue of 9,840,057 new shares, upon capitalization of the amount of R$ 49,200,285.00 referring to the incorporation of the installments paid as updated principal until December 1995 under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and the Company, distributing, as a consequence, to the stockholders a stock bonus of 2.022782458% in new shares, of the same type as those held, with nominal unit value of R$ 5.00.

6                                          Authorization to the Executive Board to take measures relating to the stock bonus of 2.022782458%, in new shares, of the same type as those held, with nominal unit value of R$ 5.00, to stockholders of the shares making up the capital of R$ 2,432,307,280, whose names are in the Nominal Share Registry on the date that these General Meetings of Stockholders are held, including: attribution of this bonus; sale on a securities exchange of amounts of whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said bonus and division of the net proceeds of the sale, proportionately, to the holders of the fractions traded; decision on the date and form of payment of this sale; all the shares resulting from this bonus having the same rights as those shares from which they originate.

7                                          Subsequent redrafting of the head paragraph of Clause 4 of the bylaws, as a result of the increase of the registered capital mentioned above.

8                                          Election of sitting members and substitute members of the Audit Board and setting of their remuneration.

9                                          Alteration in the composition of the board of Directors, as a result of resignation or dismissal of members, as requested by the stockholder Southern Electric Brasil Participações Ltda., in correspondence filed at the company.

10                                    Setting of the remuneration of the managers of the company.

11                                    Authorization for the representative of Companhia Energética de Minas Gerais to vote in favor of the following matters at the Ordinary and Extraordinary General Meetings of Cemig Distribuição S.A. to be held, jointly, on April 5, 2008:

a.                                       Examination, discussion and voting of the report of management and financial statements, for the business year ended December 31, 2007, and the respective complementary documents.

b.                                      Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976, as amended.

c.                                       Decision on the form and date of payment of the Interest on Equity, and complementary dividends, in the amount of R$ 680,648,000.

d.                                      Change in the composition of the Board of Directors as a result of resignation, if there is an alteration in the composition of the Board of Directors of Cemig.

e.                                       Election of sitting members and substitute members of the Audit Board.

12                                    Authorization for the representative of Companhia Energética de Minas Gerais to vote in favor of the following matters at the Ordinary and Extraordinary General Meetings of Cemig Geração e Transmissão S.A. to be held, jointly, on April 25, 2008:

a.                                       Examination, discussion and voting of the report of management and financial statements, for the business year ended December 31, 2007, and the respective complementary documents.

b.                                      Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976, as amended.

c.                                       Decision on the form and date of payment of the Interest on Equity, and complementary dividends, in the amount of R$ 709,673,000.

d.                                      Change in the composition of the Board of Directors as a result of resignation, if there is an alteration in the composition of the Board of Directors of Cemig.

e.                                       Election of sitting members and substitute members of the Audit Board.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 22, 2008, proofs of ownerships of the shares issued by a depositary financial institution, and a power of attorney with special powers, at the General Secretariat of the Company at Av. Barbacena 1200, 19th floor, B1 wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda
Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, ON APRIL 25, 2008.

To the Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

— in view of:

•                  Article 192 of Law 6404, of December 15, 1976, as amended, and Clauses 20, 21 and 22 of the Bylaws, and the Financial Statements for 2007, presenting net profit of R$ 1,735,449,000;

•                  Clause Five – Incorporation of capital – of the Agreement for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, stating that the amounts effectively paid by the State of Minas Gerais as principal shall be incorporated into the Company’s registered capital;

•                  the payments made by the State of Minas Gerais in relation to installments number 1 to 8 of amortization of the principal, adjusted in accordance with the Fifth Amendment to the Agreement for Assignment of the Outstanding Balance of the CRC (Results Compensation) Account, total R$ 49,200,286.26 (forty nine million, two hundred thousand, two hundred and eighty six Reais and twenty-six centavos), after discounting of the amounts incorporated into the capital in 2002, in the form of a bonus, in new shares, in the amount of R$ 31,543,205.93 (thirty one million, five hundred and forty three thousand, two hundred and five Reais and ninety-three centavos), according to the said Clause Five;

•                  Sub-clause “g” of paragraph 4 of Clause 21 of the Company’s Bylaws;

— now proposes to you the following:

I)              That the net profit for 2007, in the amount indicated, should be allocated as follows:

1)              R$ 86,772,000, or 5% of the net profit, should be allocated to the Legal Reserve, in accordance to sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws.

2)              R$ 305,573,00 should be allocated to the Retained Earnings account, for use in investments and payment of expenses, taxes and service of debt, as per the Cash Budget approved CRCA-081/2007, of December 29, 2007.

3)              R$ 867,725,000 should be allocated as an obligatory dividend to the stockholders of the company, in accordance with sub-clause “b” of the sole sub-paragraph of Article 28 of the Bylaws and the applicable legislation.

4)              R$ 475,379,000 should be kept in Stockholder’s Equity in the account reserved under the Bylaws specified in sub-clause “c”, sole sub-paragraph of Article 28 and Article 30 of the Bylaws.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2008, and may be brought forward, depending on the availability of cash and decision by the Executive Board;

and the decision on extraordinary dividends may take place over the business year of 2008, after decision on the plan for acquisition of assets specified in the Strategic Plan.

Appendix 1 summarizes the cash budget of Cemig for 2008, approved by the Board of Directors, characterizing the inflows of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II)            Approval of the increase of the registered capital from R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais) to R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) through the issue of 9,840,057 (nine million, eight hundred and forty thousand and fifty seven) new shares, of which 4,300,891 (four million, three hundred thousand, eight hundred and ninety-one) are common, nominal shares of nominal unit value R$ 5.00 (five Reais) each, and 5,539,166 (five million, five hundred and thirty nine thousand, one hundred and sixty-six) are preferred shares, with nominal value of R$ 5.00 (five Reais) each, upon capitalization of the amount of R$ 49,200,285.00 (forty nine million, two hundred thousand, two hundred and eighty five Reais), referring to the incorporation of the installments paid as updated principal until December 1995 under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) Account, signed on May 31, 1995 between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, distributing, as a consequence, to the stockholders a stock bonus in the proportion of 2.022782458% in new shares, of the same type as those held, with nominal unit value of R$ 5.00 (five Reais).

•                  The difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to the installments numbers 1 to 8 of amortization of the principal of the said Contract for Assignment of Credit, adjusted in accordance with the Fifth Amendment to that Contract for Assignment of Credit, that is to say R$ 1.26 (one Real and twenty-six centavos) shall be maintained in the balance for future incorporations in view of the minimum value for incorporation being the nominal value of one share.

III)        Consequent redrafting of the head paragraph of Article 4 of the Bylaws, which shall now read as follows:

“Clause 4: The company’s registered capital is R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) represented by:

a)                        216,923,394 (two hundred and sixteen million, nine hundred and twenty three thousand, three hundred and ninety-four) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)                       279,378,119 (two hundred and seventy nine million, three hundred and seventy-eight thousand, one hundred and nineteen) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).”

IV)       That the Executive Board be authorized to take the following measures in relation to the bonus:

1)              To attribute a bonus of 2.022782458%, in new shares, of the same type as those held, and of nominal value R$ 5.00 (five Reais), to the holders of the shares making up the capital of R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), whose names are in the Nominal Share Register on the date that the General Meeting that decides on this proposal is held.

2)              To sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the fractions remaining arising from the said bonus, and to divide the net proceeds of the sale proportionately between the stockholders holding the respective fractions traded.

3)              To pay to the stockholders, proportionately, the product of the sum of the remaining fractions together with the first installment of the dividends for the business year 2007.

4)              To establish that all the shares resulting from the said bonus shall have the same rights as the shares from which they arose.

V)           That the representatives of Cemig in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., to be held jointly, on April 25, 2008, vote in favor of the agenda, that is to say:

Cemig D:

•                  Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

•                  Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

•                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 680,648,000.

•                  Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

•                  Election of sitting members and substitute members of the Audit Board.

Cemig GT:

•                  Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

•                  Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

•                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 709,673,000.

•                  Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

•                  Election of sitting members and substitute members of the Audit Board.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda – Chairman

Djalma Bastos de Morais – Vice-Chairman

Aécio Ferreira da Cunha – Member

Alexandre Heringer Lisboa – Member

Andréa Paula Fernandes Pansa – Member

Antônio Adriano Silva – Member

Carlos Augusto Leite Brandão – Member

Evandro Veiga Negrão de Lima – Member

Francelino Pereira dos Santos – Member

Haroldo Guimarães Brasil – Member

José Augusto Pimentel Pessôa – Member

Maria Estela Kubitschek Lopes – Member

Wilson Nélio Brumer – Member

Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, JOINTLY, BY APRIL 30, 2008

CASH BUDGET FOR 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

In current R$ ’000

Description	Total 2008 (*)	AV %

A - INITIAL BALANCE	15.396	—

B - FUNDS	1.489.227	100,0
Raised	—	—
Capital resources	1.399.270	94,0
Other (Infovias)	89.957	6,0

C - DISBURSEMENTS	1.173.298	100,0
Capital expenditure program	131.581	11,2
Expenses budget	66.893	5,7
Taxes	—	—
Debt Servicing	107.099	9,1
Dividends	867.725	74,0
Extraordinary dividends	—	—

D - FINAL BALANCE (A+B-C)	331.325	—

(*) Approved by CRCA-081/2007, of 29-12-20/07, with the following adjustments:

Adjustment to the item Capital resources: Dividends arising from allocation of profit of CEMIG GT - R$ 541,718,000, CEMIG D - R$ 675,008,000 and Subsidiaries - R$ 182,544,000.

Capital  Expenditure Program: 1st Portion of injection of capital into GASMIG of R$ 93,737,000, decided by the Board of Directors on March 6, 2008.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, BY APRIL 30, 2008.

STATEMENT OF CALCULATION OF DIVIDENDS PROPOSED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

31.12.2007
R$ ’000
Calculation of the minimum dividends for the preferred shares under the bylaws
Nominal value of preferred shares	1,369,195
Percentage on nominal value of preferred shares	10.0%
Dividends in accordance with the 1st payment criterion	136,920

Stockholders’ equity	8,390,177
Proportion of stockholders’ equity represented by the preferred shares (net of shares in Treasury)	56.27%
Value of preferred shares in terms of stockholders’ equity	4,721,153
Percentage applied to stockholders’ equity value of preferred shares	3.00%
Dividends by the 2nd criterion	141,635

Minimum Obligatory Dividend for the Preferred Shares under the Bylaws	141,635

Obligatory dividend
Net profit for the year	1,735,449
Obligatory dividend – 50.00% of net profit	867,725

Net dividend proposed –	867,725

Total of the dividend for the preferred shares	488,269
Total of the dividend for the common shares	379,456

Dividend per share – R$
Minimum Obligatory Dividend for the Preferred Shares under the Bylaws	0.52
Obligatory dividend	1.78
Dividends proposed	1.78

ITEM 6

CEMIG Distribuição S.A., Ordinary and Extraordinary General

Meetings of Stockholders Convocation, March 6, 2008

CEMIG DISTRIBUIÇÃO S.A.
CNPJ 06.981.180/0001-16 – NIRE 31300020568
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held jointly on April 25, 2008 at 4 p.m. at Av. Barbacena 1200, 17th floor, A1 wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                                          Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2                                          Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3                                          Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 680,648,000.

4                                          Election of sitting members and substitute members of the Audit Board.

5                                          Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda
Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, ON APRIL 25, 2008.

To the Stockholder Companhia Energética de Minas Gerais:

The Board of Directors of Cemig Distribuição S.A. –

in accordance with Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 20, 21 and 22 of the Bylaws, and considering the financial statements for 2007, presenting profit of R$ 771,208,000,

— proposes to you that the net profit for 2007, in the amount indicated, should be allocated as follows:

1)              R$ 38,560,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws.

2)              R$ 680,648,000 to payment of dividends, as follows:

2.1)     R$ 149,809,000 in Interest on Equity:

 R$ 75,172,000, under Board Payment Decision (CRCA) 041/2007, of June 29, 2007;

 R$ 37,035,000, under CRD 535/2007, of September 25, 2007; and

 R$ 37,602,000, under CRD 846/2007, of December 18, 2007;

2.2)     R$ 530,839,000 in complementary dividends.

3)              R$ 52,000,000 to Retained Earnings, for use in investments, according to the Cash Budget approved by CRCA 098/2007, of December 29, 2007.

—         the payments of dividends and Interest on Equity to be paid in two installments, 50% by June 30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

Appendix 1 summarizes the Cash Budget of Cemig Distribuição S.A. for 2008, approved by the Board of Directors, characterizing inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, according to the Bylaws.

Belo Horizonte, March 6, 2008.

Marcio Araujo de Lacerda – Chairman

Djalma Bastos de Morais – Vice-chairman

Aécio Ferreira da Cunha – Member

Alexandre Heringer Lisboa- – Member

Andréa Paula Fernandes Pansa – Member

Antônio Adriano Silva – Member

Carlos Augusto Leite Brandão – Member

Evandro Veiga Negrão de Lima – Member

Francelino Pereira dos Santos – Member

Haroldo Guimarães Brasil – Member

José Augusto Pimentel Pessôa – Member

Maria Estela Kubitschek Lopes – Member

Wilson Nélio Brumer – Member

Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, JOINTLY, BY APRIL 30, 2008

CASH BUDGET FOR 2008

CEMIG DISTRIBUIÇÃO S.A

In current R$ ’000

Description	Total 2008 (*)	AV %

A - INITIAL BALANCE	571.448	—

B - FUNDS	11.197.570	100,0
Raised	10.510.183	93,9
Capital resources / assistance	687.387	6,1

C - DISBURSEMENTS	11.579.327	100,0
Capital expenditure program	1.421.313	12,3
Expenses budget	4.363.144	37,7
Expenses	1.498.424	12,9
Bought energy	2.317.728	20,0
Transport of power	546.992	4,7
Taxes	4.449.548	38,4
Debt servicing	670.314	5,8
Dividends / Interest on Equity	675.008	5,8

D - FINAL BALANCE (A+B–C)	189.691	—

(*) Approved by CRCA-098/2007, of 29-12-20/07, with the following adjustments:

• Substitution of the initial cash balance by the actual amount on 31-12-2007;

• Substitution of Dividends and Interest on Equity by the amount proposed for payment of dividends to stockholders.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, BY APRIL 30, 2008.

STATEMENT OF CALCULATION OF DIVIDENDS PROPOSED
CEMIG DISTRIBUIÇÃO S/A

31/12/2007
R$ mil
Obligatory dividend
Net profit for the year	771,208
Obligatory dividend – 50.00% of net profit	385,604

Dividends Proposed –
Interest on Equity	149,809
Complementary dividends	530,839
Total	680,648

Dividend per thousand shares - R$
Dividend under the Bylaws	170.47
Dividends proposed	300.91

ITEM 7

CEMIG Gereção e Transmissão S.A., Ordinary and Extraordinary

General Meetings of Stockholders Convocation, March 6, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held jointly on April 25, 2008 at 5 p.m. at Av. Barbacena 1200, 12th floor, B1 wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1              Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2              Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3              Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 709,673,000.

4              Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

5              Election of sitting members and substitute members of the Audit Board.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda

Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, ON APRIL 25, 2008.

To the Stockholder Companhia Energética de Minas Gerais:

The Board of Directors of Cemig Geração e Transmissão S.A. –

in accordance with Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 20, 21 and 22 of the Bylaws, and considering the financial statements for 2007, presenting profit of R$ 747,024,000,

— proposes to you that the net profit for 2007, in the amount indicated, should be allocated as follows:

1)   R$ 37,351,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws.

2)   R$ 709,673,000 to payment of dividends, as follows:

2.1)	R$ 188,118,000 in Interest on Equity:
R$ 94,394,000, under Board Payment Decision (CRCA) 043/2007, of June 29, 2007;
R$ 46,506,000, under CRD 400/2007, of September 26, 2007; and
R$ 47,218,000, under CRD 562/2007, of December 18, 2007;

2.2)	R$ 521,555,000 in complementary dividends.

—

the payments of dividends and Interest on Equity to be paid in two installments, 50% by June 30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

Appendix 1 summarizes the Cash Budget of Cemig Distribuição S.A. for 2008, approved by the Board of Directors, characterizing inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, according to the Bylaws.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda – Chairman

Djalma Bastos de Morais – Vice-chairman

Aécio Ferreira da Cunha – Member

Alexandre Heringer Lisboa – Member

Andréa Paula Fernandes Pansa – Member

Antônio Adriano Silva – Member

Carlos Augusto Leite Brandão – Member

Evandro Veiga Negrão de Lima – Member

Francelino Pereira dos Santos – Member

Haroldo Guimarães Brasil – Member

José Augusto Pimentel Pessôa – Member

Maria Estela Kubitschek Lopes – Member

Wilson Nélio Brumer – Member

Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS

TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, JOINTLY, BY APRIL 30, 2008

CASH BUDGET FOR 2008

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

In current R$ ’000

Description	Total 2008	AV %

A - INITIAL BALANCE	846.078	—

B - FUNDS	3.476.165	100,0
Raised	3.475.141	100,0
Capital resources / assistance	1.024	0,0
Other	—	—

C - DISBURSEMENTS	3.476.668	100,0
Capital expenditure program	337.660	9,7
Expenses budget	865.080	24,9
Expenses	625.083	18,0
Transport of power	239.997	6,9
Taxes	1.210.524	34,8
Debt servicing	521.686	15,0
Dividends / Interest on Equity	541.718	15,6

D - FINAL BALANCE (A+B-C)	845.575	—

(*) Approved by CRCA - 098/2007, of 29-12-20/07, with the following adjustments:

• Substitution of the initial cash balance by the actual amount on 31-12-2007;

• Substitution of Dividends and Interest on Equity by the amount proposed for payment of dividends to stockholders.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD, TOGETHER, BY APRIL 30, 2008.

STATEMENT OF CALCULATION OF DIVIDENDS PROPOSED
CEMIG GERAÇÃO E TRANSMISSÃO S.A

31/12/2007
R$ ’000

Obligatory dividend
Net profit for the year	747,024
Obligatory dividend – 50.00% of net profit	373,512

Dividends proposed -
Interest on Equity	188,118
Complementary dividends	521,555
Total	709,673

Dividend per thousand shares - R$
Dividend under the Bylaws	128.94
Dividends proposed	244.99

ITEM 8

2007 Management Report

REPORT OF MANAGEMENT FOR 2007

Dear Stockholders,

Cemig submits for your consideration the report of management and the financial statements and opinions of the audit board and the external auditors on the business year ended December 31, 2007. The principal information in this report refers to the activities of the holding company and the companies in which the company has 100% control, principally Cemig Distribuição S.A. (Cemig Distribution) and Cemig Geração e Transmissão S.A. (Cemig Generation and Transmission).

MESSAGE FROM MANAGEMENT

After the first wave of consolidation in Brazil’s electricity sector, which we led with the acquisition of the distributor Light S.A. and of TBE, a group of companies operating five transmission lines, we began 2007 preparing to face greater competition due to the success achieved in 2006.

With the positive perception of the investments that we made, the investor market to some extent woke up to the opportunities for growth through acquisitions. As a result, the difficulty of acquiring good assets increased significantly, principally for us, who have specifically-established targets for returns to our stockholders, based on our Long-term Strategic Plan, which are part of our strategy for ensuring sustainability in the growth of our business.

For us, the great challenge for 2008 is to re-establish our position of leadership in the process of consolidation of the Brazilian sector – and to achieve this it has been necessary to make some changes in the way we manage our Strategic Plan.

Firstly, we made some changes in our Bylaws, aiming to make the decision process faster, and to adapt the organizational structure better to the new competitive context.

We restructured the process of strategic planning to enable the structural changes to be incorporated as soon as they are identified. This aspect will add a new dynamic in evaluation of the impacts caused by changes, and commit a larger number of executives to re-directing strategic initiatives to achieve the targets established in our Strategic Plan.

We have created the Chief New Business Officer’s Department, and the Chief Trading Officer’s Department, aiming to give more flexibility and competitiveness to the two segments that are most exposed to the investor market and electricity trading. We believe that this new structure will enable us to identify opportunities in both markets faster, principally those related to acquisition of new assets, and capturing of the benefits arising from these acquisitions.

At the same time, we continue to seek operational excellence in our assets – which will also be submitted to a process of review to make them more efficient and economic. For this process we will contract a consultancy company with international reputation, able to bring us new practices which, jointly with our present practices, will provide a reduction of costs that will add not only great value for our stockholders, but also benefits to the consumers served by our distribution company.

We continue to implement our human capital management policy with a view to definitively achieving a better remuneration practice for our employees linked to their performance. This will materialize efficiency gains obtained by the review of plans to increase productivity and profitability.

In 2007 we achieved net profit of R$ 1.7 billion, with cash flow as measured by Ebitda totaling R$ 4.1 billion. The cash flow ensures we have the funds necessary for our expansion. In the period 2004–2007 we have exceeded the net profit target set in our Long-Term Strategic Plan by 2.9%.

These results – in line with our forecasts disclosed to the market – have placed our performance among the best in the Brazilian electricity sector. Meanwhile, as our published reports show, all our indicators are in line with the targets of our Plan, and with the limits specified in our bylaws – preserving one of the pillars of our growth strategy, which is the company’s financial health.

We highlight investments we have made that will provide additional gains when they mature. In the last five years, we have invested more than R$ 6.2 billion in our electricity generation, transmission and distribution activities. The Light for Everyone program alone – to provide universal access to public electricity service – has represented investment of R$ 1.6 billion over the last two years. The immediate material outcome of these investments has been connection of 279,000 new consumers in 2007, making an enormous reduction in the number of people who live in the rural areas of Minas Gerais State without access to electricity.

As well as the investments in distribution we have made accentuated investment in transmission and generation projects. One highlight is our participation in the winning consortium at the auction for implementation of the Santo Antônio hydroelectric plant, the first plant of the Madeira river complex. This auction took place in December 2007. The plant, with installed capacity of 3,150 MW, in scheduled to start operating in 2012, and is thus expected to make a significant contribution to guaranteeing Brazil’s electricity supply in the next decade. A presence in the Amazon region is an essential element in our strategy in generation, because that region holds 60% of Brazil’s potential for new hydroelectric generation projects.

We are continuously seeking to improve our relationship with stockholders and investors, and have now further facilitated their access to our securities with the launch of ADRs for our common (ON) shares on New York stock exchange, on June 12, 2007. In 2007 we also made a reverse split, bringing the unit basis for trading on the São Paulo stock exchange exactly into line with that of the ADRs in New York and the unit trading price on Madrid’s Latibex exchange.

On average over the year, our shares had the second highest market capitalization in the Brazilian Electricity Sector in 2007. Our market cap. at year-end was R$ 16 billion, reflecting uncertainties on the credit market in the United States, the risks of the tariff review, and uncertainty on the return from the Santo Antonio project. For the latter, we reaffirm our secure confidence in the decision to invest, because we are strongly confident that we will obtain a return compatible with our investment policy. Unfortunately, due to the existence of a confidentiality agreement, it has not been possible to give the required transparency to the investor market. As soon as the confidentiality agreement permits, we will provide information complementary to that published so far, and this will enable everyone to deduce that our decision is in line with our investment policy.

We are confident that, through responsible and sustainable corporate practices, allied to our commitment to add value over the long term, our stockholders will continue to have an adequate return for their investments.

This positioning has placed us, once again, among the world leading companies according to the Dow Jones Sustainability World Index. We have also been recognized as the best company in the utility sector worldwide (the “supersector” including electricity, gas, water, and other public utility services all over the world).

As well as international recognition – which once again reaffirms our status as a world-class company – we have been recognized by our clients as “the Best Electricity Concession in the Brazilian Southeast” (in the category of companies with more than 400,000 consumers), by the IASC (Aneel Consumer Satisfaction Index) for 2006.

We are aware of the challenges of 2008, in which the economic environment will be one of considerable uncertainty and instability, led by the growing concern on Brazil’s ability to ensure that it has enough supply of electricity in the coming years. In this scenario, Cemig presents itself as a leading company, investing with rigid financial discipline, which guarantees creation of value, with solid fundamentals in its electricity generation, transport and distribution businesses, guided by permanent updating in accordance with the demands of the electricity sector, and best corporate management practices.

Finally, we thank our stockholders for their trust in our work, and especially our majority stockholder the State of Minas Gerais, represented by Governor Aécio Neves. We also thank our employees for their commitment and dedication, and our clients, suppliers, and all those who have played a role in our successful 55-year history.

THE ECONOMIC CONTEXT

2007 was a year of improvement in practically all the indicators of the Brazilian economy.

The economy grew significantly in the year, with GDP posting growth of 5%, according to financial market estimates, led by the strength of the domestic market.

The gradual and continuous reduction in interest rate contributed to the growth of the Brazilian economy in the year – the Selic rate was reduced from 13.25% p.a. at the end of 2006 to 11.25% at the end of 2007.

Continuation of the process of reduction of interest rates in 2008 will mainly depend on the behavior of inflation, which the increase has caused some concern at the end of the year. Even with this increase, the inflacion acumulated from January to December, measured by IPCA - Índice Nacional de Preços ao Consumidor Amplo was 4.46%, within the target established by the country’s monetary authorities.

Brazil continues to achieve a significant trade surplus – among the largest in the world: R$ 40 billion in 2007, although this was 14.1% less than in 2006. Exports grew 17% in the year, boosted by the increase in prices of exported basic products, while imports increased faster, by 32%, from 2006.

This reduction in the trade balance partly reflects the strengthening of the Brazilian Real against the US dollar. The dollar depreciated against the Real by more than 17% in the year – from R$ 2.1380 / US$ at the end of December 2006 to R$ 1.7713 / US$ at the end of December 2007.

Further significant growth in the Brazilian economy is expected in 2008 and, as a counterpart, greater concern on the part of the monetary authorities to maintain inflation within targets – a factor which could mean a slowing of the fall in interest rates.

The growth that is expected in the Brazilian economy in 2008 will have a direct impact on consumption of electricity, and this makes it even more necessary to increase investments in expansion of electricity supplies significantly, and also to maintain a regulatory environment that stimulates the entry of new investors into the sector.

OUR BUSINESS

Cemig is an operator of significant scale in the electricity sector, having set up numerous companies to manage its assets.

Geographical coverage

As shown in the map below, Cemig operates in various regions of Brazil, primarily concentrated in the Southeast, and also outside Brazil in Chile, where it is working on construction of the Charrúa–Nueva Temuco transmission line, scheduled for startup in the second half of 2008.

Chile
Brazil
RR
AP
AM
PA
MA
CE
RN
PB
PE
PI
AL
SE
AC
RO
MT
TO
BA
GO
DF
MG
ES
MS
SP
RJ
PR
SC
RS
Generation
Transmission
Cliente Free Clients
Generation in development

Stockholding structure

(1)   Has also electricity transmission activity

(2)   The RME - Rio Minas Energia has 54.20% interest of Light S.A.

(3)   Subsidiaries of Cemig Geração e Transmissão S.A. (jointly controlled) of generation and sale of electricity. They are at development phase.

VALUE OF THE CEMIG BRAND

At present, in the information age, products, machines and equipment can mean less for companies than image, know-how, brand, technological development capacity and even intellectual capital – intangible assets, which when measured can often have market value much greater than that of the tangible assets recorded in the accounts.

In this context Cemig, in a pioneering move in the electricity market, decided to value its brand, in relation to strategic objectives of management and mitigation of risk. A panel of Cemig brand indicators was included in the company’s Balance Scorecard, and also an internal process of brand management.

The strength of the brand can be seen in the relationship with clients, stockholders, opinion formers (such as specialized media, environmentalists, NGOs, prefectures, etc), investors and employees.

The value of the Cemig brand was calculated by the method based on Economic Use, by Brand Finance, one of the world’s leadings specialists in brand valuation. Brand Finance’s method seeks to recognize the future value of profit flows generated by the brand as a result of the “pact” made with its clients and other stakeholders. Hence it is based on discounted value of future profits generated by the brand, with the profit attributed to tangible and intangible assets being valued separately.

Based on indicators or drivers of value of the brand in the relationship with stakeholders, the brand’s contribution to the business was determined on the basis of a quantitative survey of its publics, assessing the performance of the Cemig brand in the following value drivers: credibility, the company’s trust and solidity, innovation and technology, ethics and transparency, quality, management practices, development attitudes, image, prices and contractual conditions, technical support and service, social and environmental responsibility, association with the State.

The resulting of the Cemig brand can be summarized in this diagram of two different scenarios:

STRATEGIC PLANNING

Cemig’s strategy seeks to maximize value for its stockholders, in a sustainable manner, and in obedience to its long-term Strategic Plan (for 2005-2035), which establishes the financial basis for the strategic planning.

To execute the strategy focus is directed to expansion of the area of operation (electricity and gas) in the whole of the territory of Brazil, within the limits set by the regulatory environment; and initial investments in international projects. In 2007 an example of our growth strategy was our participation in the Madeira Energia consortium, which won the auction to operate the Santo Antônio hydroelectric complex on the Madeira River in the Amazon region.

The strategy also seeks constantly to add value for stockholders and the public, through a dividend policy that is recognized as attractive; through commitment to social and environmental responsibility; profitability of the businesses; integrated risk management, operational efficiency; and an agreeable environment to work in.

Another important step for Cemig was the implementation of a new management strategy model, based on a structured flow of meetings that makes greater alignment and focus possible, and makes the process of strategy planning and management a continuous one. The proposed model includes the possibility of structured strategic planning, and also immediate repositioning, when necessary, through a system of strategic alerts that can be activated for any need or opportunity. Senior management is the focus and principal user of the model, which can also activate any area of the corporation. Strategy management is the concept adopted, which incorporates traditional strategic planning into management best practices.

In 2006 the process of implementation of this tool focused strongly on translation of the corporate strategy into operational terms, with our strategic “maps” for our businesses being updated and validated and corporate maps and strategic panels of the support processes also being built, each one with their strategic objectives and performance indicators, so as to meet the principal indicator directly derived from the Long- Term Strategic Plan.

In 2007 efforts were centered on alignment between the strategy and decision on targets for all the company’s business areas for the next five years, and decisions on initiatives that will achieve the corporate strategy.

All these efforts aim to make Cemig one of the largest companies in the Brazilian electricity sector. For this, Cemig is seeking and will seek opportunities for acquisition of existing assets and increase of competitiveness in the auctions for expansion of generation and transmission in which it takes part, as well as constantly seeking operation efficiency and alignment to the overall strategy.

With the current phase of consolidation in this sector, growth becomes a challenge for Cemig – and above all a condition for successful survival.

CAPITAL EXPENDITURE

As well as the permanent focus on generation, transmission and distribution of electricity, Cemig has been developing various synergies to its principal business, taking its brand into other sectors such as telecommunications, energy efficiency services, and others, aiming always to increase profitability and strengthen its market position.

The Works Prioritization Committee was organized in the late 1990s and analyses the expansion projects contained in the Five-year Business Plan, recommending execution to the Executive Board and ensuring that there is the minimum return demanded by the Board of Directors.

The mainly investiments of CEMIG, net of divestiture, were as follow:

	2007	2006	Change, %
Generation	279	206	35.44
Distribution	861	1,130	(23.81)
Transmission	78	359	(78.27)
Sale of the Way Tv	(49)	—	—
Other	22	25	(12.00)
	1,189	1,720	(30.87)

Generation

Cemig and its subsidiaries own 62 power plants, of which 57 are hydroelectric, four are thermal and one is a wind power plant, with total installed capacity of 6,678MW.

Expansion in electricity generation

The main electricity projects under construction are:

Project	Power	Cemig stake	Startup expected
Baguari plant	140MW	34.00%	2nd half 2009
Cachoeirão “PCH” (Small Hydro Plant)	20MW	49.00%	2nd half 2008
PCHs of Guanhães, Senhora do Porto, Fortuna II and Jacaré	44MW	49.00%	1st half 2009

A highlight in the year was Cemig’s participation in the auction for the Santo Antônio hydroelectric plant on the Madeira River, in the Amazon region, in December 2007, as a member of the winning consortium. This 3,150MW plant, in the basin of the Madeira River, will be built in partnership with other companies. Cemig Geração e Transmissão S.A. (Cemig Generation and Distribution) has 10.0%. Startup is scheduled for the year 2012.

Hydroelectric inventory surveys:

The following partnerships were entered into for hydroelectric inventory studies to obtain information on the energy potential of the state of Minas Gerais:

River	Partners	Power	Partnership started
São Francisco	Chesf	1,400MW	Jan 07
Paracatu	Engevix	47MW	Jan 07
Jequitinhonha and Araçuaí	Neoenergia and Furnas	990MW	Aug 07

Feasibility studies of hydroelectric and thermal plants:

Partnerships were entered into with important agents of the Brazilian hydroelectric generation sector for joint development of technical, economic, financial and environmental feasibility studies of hydroelectric and thermal plants, respectively totaling some 1300MW and 70MW of installed capacity.

The Minas Small Hydro Plant (PCH) Program

The aim of the Minas PCH Program is to increase Cemig’s generation capacity through building of small hydro plants (“PCHs”) in Minas Gerais state, developing alternative energy sources and also generation from within the locations in the network, contributing to development of regional markets in the state.

Consumers of the energy generated by the PCHs will benefit also from tax and other benefits applicable to consumers of electricity from renewable sources. Renewable-source generation projects are eligible under the Clean Development Mechanism (CDM) concept, involving obtaining of carbon credits.

PCHs are built and operated through special-purchase companies whose stockholders are companies authorized by Aneel, investors and Cemig (with 49% stake). Sales are made through sales contracts signed between the special-purpose company and the consumer.

As well as the projects with construction currently contracted or under way, the Minas PCH program has 15 other PCHs registered – a total of 209.4MW of installed capacity, of which Memorandums of Understanding have been signed for 68.5MW, 64.9MW is the subject of confidentiality agreements, and 76.0MW has an analysis of documents completed.

Modernization and revitalization of plants:

Cemig has been carrying out a broad-based program of modernization and revitalization of some of its plants, with capital expenditure approximately R$ 250 million in the period of 2002-2009.

Three major projects on progress:

•                  Modernization of the Três Marias Plant (396MW) with investment of R$ 53 million, for completion in 2008, which includes technological updating of the various control systems and refurbishment of its generating units, making automation of the whole facility possible.

•                  Modernization of the generating units of the Jaguara plant (424MW) with investment of R$ 60 million. This plant started operating in 1971, was totally modernized between 2004 and 2007, and the current modernization project includes technological updating of the regulation, startup and protection systems, as well as partial refurbishment of the generators. Modernization of the generating units has resulted in gains in operational reliability, more efficient physical and electrical protection, and a better response to system oscillations.

•                  General refurbishment of the four generating units of the Salto Grande hydroelectric plant (102MW). Investment is estimated at R$ 17 million, for conclusion in 2009, including refurbishment of the generators and rotors, with significant gains in the plant’s efficiency and reliability.

The sugar and alcohol sector

Under the Minas Gerais Program to Stimulate Development of the Sugar and Alcohol Sector, letters of intent are being signed by Cemig and various bodies of the state government with sugar and alcohol mills planned for construction in Minas Gerais.

Cemig has been holding meetings with groups that plan to set up new sugar/alcohol mills or modernize their existing plant, so as to map the potential for co-generation and sale of new electricity, and to present a proposal for partnership by Cemig in co-generation and/or sale of electricity.

45 sugar/alcohol operations to be built in Minas Gerais have been identified, with potential co-generation capacity of the order of 2,200MW by 2015 providing excess energy for sale of 1,300MW during the harvest.

Transmission

The main projects in progress are:

■                The 75-km 345kV Furnas–Pimenta transmission line, to be built by Companhia de Transmissão Centroeste de Minas, in which Cemig has (51%) and Furnas (49%). The investment is R$ 47.7mn, Cemig participating with R$ 24.3mn. Startup is planned for January 2009.

■                Construction of the Charrúa–Nueva Temuco transmission line in Chile: This is a double-circuit, 220kV line with total length of 205km, and two sections between the Charrúa and Nueva Temuco substations, in the Central Region of Chile. Cemig has a stake of 49%, and Alusa 51%. They have formed the company Transchile Charrúa Transmisión S.A. to implement, operate and maintain the facility, with startup date scheduled for January 2008. The investment is US$63.4mn, Cemig participating with US$31.1mn.

The main projects that started operation in 2007 were:

■                The 140-km, 345kV Itutinga–Juiz de Fora transmission line, being built by Companhia Transudeste de Transmissão, in which Cemig has 24%, Alusa 41%, Furnas 25% and Orteng 10%. The total cost of works was R$ 68 million.

■                The 65-km, 230kV Irapé–Araçuaí transmission line, and the Irapé and Araçuaí substations, being built by Companhia Transirapé de Transmissão, in which Cemig has 24.5%, Alusa 41%, Furnas 24.5% and Orteng 10%.<0} The total cost of works was R$ 59 million.

Distribution

The Light for Everyone Program – universal access to electricity

Provision of access to electricity for all Brazilians throughout the country became an obligation under Law 10438 of April 26, 2002, amended by Law 10762 of 11 November, 2003. Aneel has the task of establishing targets for “universalization” of access to public electricity service, for consuming units with load of up to 50 KW served at secondary voltage, and without any charge whatsoever for the party applying for service.

The Light for Everyone (“Luz para Todos”) program instituted by the federal government in 2003 aims to bring forward the target for “universalization”, initially set for 2015, to the year 2008.

The total cost of the program up to December 31, 2007 was R$ 1,599 million. Funds came from the federal and state governments
(R$ 593mn and R$ 79mn respectively), and the remaining R$ 927mn was financed from the company’s own funds.

Approximately 56,000km of networks, corresponding to 22% of the entire rural network built by Cemig in the state in its 55 years of existence, was constructed between 2004 and December 2007, with installation of 106,000 transformers and 476,000 cable posts. Further, 1,700 photovoltaic panels were installed in those places where it was not possible to establish conventional networks, due to obstacles such as environmental issues, distance, and physical barriers.

The market served by the program, as well as rural producers and establishments, includes populations affected by dams, municipal and state schools, community water supply wells, rural settlements, communities remaining from “quilombos” (ancient minority settlements) and racial minorities.

Approximately 180,000 rural properties were connected to electricity by the end of 2007, benefiting a population of approximately 840,000. There is at least one beneficiary in all of the 774 municipalities of Cemig’s concession area, and in 475 of these municipalities the original potential market was even exceeded. This performance makes Cemig a “champion of new connections” in the program, among Brazilian concession holders.

With the continuous increase in the potential market arising from splitting up of properties, construction of new homes and normal vegetative growth, it is estimated that there are still 92,000 new consumers to be benefited by the program throughout the state. As a result Cemig Distribuição is dealing with the Federal Government to include new access to electricity inside the program to be executed in 2008 and 2009.

Public illumination improvement projects – the Reluz program

Throughout the state, we are improving and modernizing public illumination systems – introducing more efficient technologies, to reduce consumption at the peak times of the distribution system, and also to reduce operational costs, while increasing safety conditions and quality of life in the state’s cities.

Projects for improvement and expansion of public illumination were carried out at some 52,000 points in 2007, for investment of the order of R$ 14 million mainly in the metropolitan region of Belo Horizonte.

The Cresce Minas Program

This program, approved by the Board of Directors and the Executive Board, to be executed in 4 years over the period 2006-2010, in the amount of R$ 759 million, aims to improve the quality of electricity supply to meet the new demand in the Minas Gerais market caused by the resumption of growth, expansion of the markets associated with irrigation and agribusiness; and recovery and maintenance of the levels of service quality within the regulatory parameters.

The Cresce Minas program is made up of works to reinforce distribution substations, lines and networks in the state of Minas Gerais, including 687 km of distribution lines, 11 new substations and 101 works of expansion of various existing substations.

This group of works will benefit approximately 340 municipalities (41% of the total), a population of approximately 4.1 million, and some 1.1 million consumers throughout the state.

Natural gas

Brazil’s natural gas industry suffered its first supply crisis in 2007, obliging Petrobras, the country’s main supplier, to seek alternative sources, under various types of contract.

The events in Bolivia led to a change in compliance with the levels of supply previously contracted with that country, and showed the importance of reducing dependence of the Brazilian gas market on supply from the Brazil-Bolivia gas pipeline (“Gasbol”). The action taken by Petrobras to contract imports of liquefied natural gas (LNG) are part of the medium-term response to this situation – supply will begin in 2008.

Over a longer horizon, it is still necessary to speed up projects for gas exploration and production in Brazilian deposits, and also to apply policies that aim for a greater integration of Brazil with other Latin American countries in terms of energy, as well as expanding gas transport infrastructure for delivery of the natural gas produced domestically, and to be imported.

In 2007 Brazil consumed an average of 42 million m3/day, of natural gas, led by the Southeastern region with 2/3 of this volume. The most important consumer, industry, consumed 59% of the total volume followed by the thermal electricity distribution industry with 26%, the automobile industry with 13%, and other sectors with 2%.

Expansion of Gasmig’s network has made it possible to distribute natural gas to a higher number of clients: 276 at the end of 2007 (169 companies, 90 vehicle natural gas stations, and 2 thermal electricity plants, 7 compressed natural gas distribution bases, and 8 clients consuming liquefied natural gas). This was an increase of 5.75% in the number of clients from 2006. There was a reduction of 13.47% in the total volume of sales, led by the reduction of consumption by thermal plants, where there was a significant fall of 60.77%. However, considering only the market for conventional gas, the volume of gas sold increased 3.51%, reflecting increased consumption, mainly by industrial clients.

Telecoms

2007 was a positive year for the telecoms sector, with continuation of the expansion in mobile telephony in recent years. Voice services, currently the main generator of revenue for the mobile operators, are estimated to provide 80% of total sales. This trend is expected to continue in 2008 but the sector is looking for a way of reversing this trend, in which clients would use other services.

A highlight is the launch of the first 3G network, offering broadband services. Following the trend in the telecoms market, Empresa de Infovias expanded the Ethernet technology network initially to meet the demand of the mobile operator TIM in the “3G Project”. This project consists of a third generation network able to offer clients broadband service by mobile phone at high transmission speeds.

Infovias was classified by the Anuário Telecom 2007 as the second most efficient company in the category Services – Network Infrastructure. This was based on the company’s results for 2006. Speed and quality in service to clients and competitive prices were vital factors in the company’s performance in 2007.

Even greater growth in the telecom sector is expected in 2008 than in 2007, led by broadband access. It is clear that there will be intense construction of both 3G and Wimax networks in Latin America in 2008, to increase broadband penetration, which is currently between 3% and 5% – compared to approximately 20% in more developed regions.

The outlook for Infovias this year is for investment in important projects for consolidation in the sector, and growth of its revenue. The Board of Directors has approved the SIM (Integrated Services) Project to provide telecom services (including voice, IP telephony, telemetry and internet) in 50 cities of Minas Gerais state – initially for Cemig, and potentially for the local corporate market. Total planned investment in 2008 is R$ 59.5 million.

Other businesses

In partnership with Concert Technologies S.A., Nansen S.A. Instrumentos de Precisão, Leme Engenharia Ltda. and FIR Capital Partners Ltda, Cemig created Focus Soluções Tecnológicas S.A., the name of which will be changed to Axxiom Soluções Tecnológicas S.A., to offer solutions in technology and systems for operational management of public service concession holders, including electricity, gas, water, and sewerage and other public utility companies, offering the following:

•

•                  Integration of new solutions, developed by it or by other companies, into existing systems;

•                  development and implementation of specific solutions;

•                  offer of hardware or consultancy contract services for integrated solutions; and

•                  development, supply and sale of the equipment, software and systems necessary for the solutions offered.

ELECTRICITY SALES

Electricity auctions

In 2007 Cemig took part in several auctions in the Regulated Market and Free Market, as follows:

Trading in the Regulated Market

DATE	Auction	Power bought by Cemig Distribution	Average Price (MWh)		Power sold by Cemig Generation and Transmission	Average price (R$ /MWh)
6/18/2007	Alternative sources	61MW average (15 years)	R$	138.85	—	—
6/18/2007	Alternative sources	20MW average (30 years)	R$	134.99	—	—
7/26/2007	A-3	431,173MW average (15 years)	R$	134.67	—	—
9/27/2007	6th Adjustment Auction	3,5MW average (1 year)	R$	138.74	60MW average (1 year)	R$	139.04
10/16/2007	A-5	56MW average (30 years)	R$	128.73	43MW average (30 years)	R$	125.90
10/16/2007	A-5	126MW average (15 years)	R$	128.73	—	—
12/10/2007	Santo Antonio	30,002,603.786 MWh (30 years)	R$	78.87	—	—

Auctions in the Free Market

Cemig Generation and Transmission sold 32,323 GWh, and acquired 3,879 GWh from Free Clients and traders in auctions held in the Free Market (“ACL”) held by Cemig Generation and Distribution itself or by third parties.

Development of the energy market

Cemig’s consolidated market consists of the markets of the companies Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and also of other subsidiary companies, mainly Light S.A.. Through the various companies in its group, Cemig operates in all the sectors of the electricity industry and, with a diversified portfolio, serves captive and free final clients, as well as trading energy with other agents that operate in this market.

After the strong migration of captive clients to the free contracting environment that took place in 2005, in the following years some consumer units opted for free acquisition of energy, but less frequently. In 2007, twelve consumers migrated from the captive market to the free contracting environment, representing 0.8% of the energy supplied by Cemig Distribuição S.A. Of these, four units contracted energy from sources benefiting from tax and other incentives, with subsidiaries of the Cemig group, and one unit with Cemig Geração e Transmissão.

The good performance of the Brazilian economy, sustained by the dynamism of the domestic and external markets, associated with the sales strategies adopted by Cemig in the free market and the acquisition of Light, in August 2006, through the RME (Rio Minas Energia S.A. consortium), contributed to the growth of sales of electricity in 2007.

Retail supply of electricity

Total electricity sold – GWh

Type	2003	2004	2005	2006	2007	Change, % 2007/2006

Industrial	21,715	23,071	23,472	23,973	24,686	2.97
Residential	6,529	6,526	6,590	7,430	8,649	16.41
Commercial	3,402	3,537	3,754	4,439	5,549	25.01
Rural	1,783	1,846	1,941	1,942	2,212	13.90
Others	2,478	2,499	2,573	2,970	3,507	18.08
Total sold to final consumers	35,907	37,479	38,330	40,754	44,603	9.44
Wholesale supply	621	364	1,255	11,472	13,236	15.38
Own consumption	55	54	29	37	53	43.24
Total	36,583	37,897	39,614	52,263	57,892	10.77

As shown, the volume of Cemig’s energy sales increased from 2006 in all consumer classes. The sales of Light, which are taken into account in proportion to Cemig’s stockholding in the RME consortium (25%), add 5,791 GWh to total consolidated sales in 2007.

The highest relative growth was in the commercial and residential user categories: 25.01% and 16.41%, respectively. The growth in those categories reflects the stake in Light, which added 1,836GWh to the residential category and 1,439GWh to the commercial category. Together these two categories correspond to 56.55% of Light’s total retail supply of 5,791 GWh.

The main variations in the consumer categories, as well as the effect arising from the consolidation of Light in the 12 months of 2007 – compared to 5 months in 2006 – reflects the following factors:

•                  Consumption grew in the Residential user class grew due to the increase in the number of consumers billed, and the good performance of conditioning factors such as increasing employment and real income, abundant supply of credit and growth in the volume of sales of household appliances.

•                  The Industrial category grew 3.0%, reflecting sales to free clients, in turn reflecting greater use of contractual flexibility and also the company’s efforts to make contracts with new clients, including clients outside the company’s concession area.

•                  The commercial category grew by 25.0% from 2006, also reflecting the increase of consumption by the main commercial activities in Minas Gerais, such as: retailing (5.2%), accommodation and food (4.5%) and communication services (8.7%).

•                  In the rural category, the growth in new conventional consumer units connected by the Light For Everyone program, and the growth in consumption for irrigation, reflecting lower rainfall and higher temperatures, led to an increase of 13.9% in consumption, from 2006.

Breakdown by category, %	Breakdown by revenue, %

Tariff adjustment and review

Tariff adjustment

The tariff adjustment in effect from April 8, 2007 applied different rates of increase by category of consumption, aiming to gradually eliminate the cross-subsidies existing between the consumer groups. The average increase in electricity bills was 5.16%; low-voltage users paid an increase of 6.50%, while high-voltage users had an increase of 2.89%.

The Tariff Review

Aneel, the Brazilian electricity regulator, is in the process of review of retail supply tariffs and the Charge for Use of the Distribution System (TUSD) of Cemig Distribution, this being the second cycle of review corresponding to the period 2008–13. The public hearing was set for March 5, 2008, and the new tariffs will come into effect on April 8, 2008. The average percentage of adjustment, disclosed on a provisional basis by Aneel, corresponds to a reduction of 9.72%. To arrive at this value, parameters were taken into account for the first cycle, which are also being adjusted, such as indicators of productivity, the value of the asset base to be remunerated, and the company’s average cost of capital. This provisional percentage may yet be altered as a result of contributions be received at the public hearing, and decision by Aneel on the actual value of the asset base to be remunerated in the second tariff review cycle.

Revision of permitted transmission revenue

On June 26, 2007, the date for annual readjustment of permitted revenues of transmission concession holders, Aneel published the various adjustments, by Homologation Resolution 496, to come into effect from July 1, 2007 up to June 30, 2008 for Cemig Geração e Transmissão.

The annual transmission revenue was increased by 3.07%, resulting from application of the IGP-M inflation index up to May, in the amount of 4.40%, and in counterpart, the effects of the first Periodic Review of the Assets of the Basic Network – New Installations (RBNI) were incorporated, resulting in a reduction of 24.58% in the revenue from these assets, backdated to July 2005.

This resulted in calculation of an excess revenue for the previous periods, giving rise to a liability in the amount of R$ 31 million, which is being amortized in two portions, the first in the 2007-8 cycle and the second in the 2008-9 cycle.

Protection of revenue – management of losses

Cemig Distribution is among the distributors with the lowest indices of commercial losses in Brazil, although there have been increases in recent years.

At present, the company’s level of commercial losses is around 2.78% of the total amount of energy that enters the distribution system, this index being comparable to those of the best companies in the electricity sector worldwide. The Brazilian average is around 6%.

The results of identification and recovery of commercial losses total 147.8 GWh in 2007, an increase of 11.5% in relation to 2006. This corresponds to approximately R$ 108.7 million (increase of 20.8% from 2006), and also, approximately, R$ 91.4 million in losses avoided or increases of consumption by consumer units that were regularized.

In 2007, aiming further to increase the company’s capacity for reaction to the increase in the practice of irregularities, several actions were taken, including:

■

Implementation of analysis of probability and risk of loss for each consumer unit where there is suspicion of irregularity, associated to the Web Inspection Orders Management system (WGOI), seeking greater efficiency in identification of units with irregularities, and strengthening the potential for results from the process.

■	Improvement in the corporate system for control of seals and meters made available, and also general rules for control of seals, seeking to ensure traceability of these devices and equipment.

■

Implementation and execution of the Value Addition Project (PAV) for protection of revenue, which showed the economic viability of actions to combat losses and default, providing a greater input of funds into these activities, with consequent addition of revenue.

■

Approval of the Revenue Protection Plan, focused on metering, to be put in place starting in 2008, aiming to focus on the question and treatment of commercial losses of Cemig Distribution, adding, to form a major project, technologies and actions to “bulletproof” the revenue from medium-sized and large consumers, and application of complementary technologies to the other consumers.

■

Development and incorporation of the system for management of losses in the new Clients Management System (SGC/SAP) acquired by Cemig which is in the process of being put in place, making the information fully traceable and available to all the those involved.

Retail supply quality

The charts below show the changes in Cemig Distribution’s quality indicators.

Consumer outages: minutes/month	Consumer outages: hours/year (DEC)	Consumer outage frequency (FEC)
Number of outages/year

Approximately 18% of the DEC and 13% of the FEC is for programmed outages effected to improve the network. These are preceded by notice to consumers, reducing the impact of temporary suspension of supply.

Service policy

Cemig has consolidated a group of Commercial Relationship Practices with its clients based principally on quality of its products and services, preservation of credibility with clients, stockholders and the public, and in the strength of its brand and its effective participation in social and economic development over the whole of its area of operation.

The company offers channels of relationship that enable clients to carry out transactions, complain, suggest and request services, efficiently and fast. the main channels available are: Speak to Cemig “Fale com a Cemig”); Service Branches (“Agências de Atendimento”); Relationship Agents (“Agentes de Relacionamento”); Simplified Service Posts (“Postos de Atendimento Simplificado (PAS)”); Cemig Fácil (“Cemig Easy Access”); and the “Virtual Branch” (Agência Virtual) which is available on Cemig’s web portal: www.cemig.com.br.

As well as continuous investment in improvement of the existing channels Cemig seeks new forms of relationship to offer more convenient and fast options for contact with the company.

The client also has available, periodically, other relationship options through the Mobile Branch trailer and the Cemig na Praça (“Cemig in the Main Square”) program. Both aim to take Cemig to the client. The Mobile Branch trailer visits municipalities of some regions of the state providing services and orientation to the public. The Cemig na Praça program covers municipalities of all the regions, taking services, information and orientation to clients in a personalized marquee.

ECONOMIC – FINANCIAL PERFORMANCE

In thousands of Reais, except where otherwise stated.

Net profit

Cemig’s net profit in 2007 was R$ 1,735 million, which compares with net profit of R$ 1,719 million in 2006.

As shown by the table below, the largest contribution to Cemig’s result comes from Cemig Geração e Transmissão (Cemig Generation and Transmission) and Cemig Distribuição (Cemig Distribution):

	2007	%	2006	%
Cemig – parent company	(176)	(10.14)	124	7.21
Cemig Distribuição S.A.	771	44.44	770	44.79
Cemig Geração e Transmissão S.A.	747	43.05	614	35.72
Gasmig	46	2.65	44	2.56
Rio Minas Energia (Light)	148	8.53	35	2.04
Other	199	11.47	132	7.68

Consolidated net profit	1,735	100.00	1,719	100.00

OPERATIONAL REVENUE

OPERATIONAL REVENUE – R$ million

	2007	2006	Change, %
Gross revenue from retail supply of electricity	13,285	11,135	19.30
Revenue for use of the network – free consumers	1,946	1,789	8.78
Other	558	507	10.06
	15,789	13,431	17.56

Gross revenue from retail supply of electricity

Final consumers

The main impacts on 2007 revenues arose from the following factors:

•

An increase of 8.69% in the average tariff, from R$ 245.73 in 2006 to R$ 267.08 in 2007, as a result of tariff increases allowed to Cemig Distribuição on April 8, 2006 (full effect in the 2007 business year) and April 8, 2007.

•	9.44% increase in the volume of energy invoiced to final consumers – comments on the variations are in the item on Sales of electricity.

This chart shows quarterly and annual variations in retail supply:

GWh billed to final consumers

Quarterly	Annual

There are more comments on retail supply and the tariff adjustment in the item on Sales of electricity.

Other concession holders

The volume of energy sold to other concession holders in 2007 was 13,236 GWh, which compares with 11,472 GWh in 2006 – corresponding to R$ 1,210 million and R$ 709 million, respectively. This significant increase arises basically from the start up of the Irapé plant, in the second half of 2006, higher volume of electricity traded through contracts with electricity traders, and better prices negotiated by Cemig Generation and Transmission in 2007. We also highlight the exportation of electricity to Argentina in Uruguay in 2007, providing revenue of R$ 64 million. The average sale tariff in 2007 was 91.40/MWh compared to R$ 61.79/MWh in 2006, an increase of 47.92%.

Revenue from use of the grid

The increase in revenue from use of the network was 8.78% in 2007: R$ 1,946 in 2007, vs. R$ 1,789 in 2006.

The major item under this heading is the revenue from the TUSD (Tariff for Use of the Distribution System), charged by Cemig Distribution and Light to free consumers. This was 9.23% higher in 2007 than 2006 (R$ 1,313 miliions in 2007 vs. R$ 1,202 miliions. The increase primarily represents higher volume of electricity transported in 2007, reflecting the increase in industrial production and the migration of clients from the captive market to the free market, in 2007.

Additionally there was a reduction in revenue from the basic grid in 2007, of R$ 31 million, due to the review of the annual permitted revenues linked to the new facilities of the basic grid and other transmission facilities for electricity transmission concession holders, in obedience to Aneel decisions. There are more explanations in Explanatory Notes 23 and 27 to the Consolidated Financial Statements.

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Non-current assets. As a function of the change in Aneel’s accounting plan, some items were transferred to the item “Deductions from Operational Revenues”. There are more explanations in Explanatory Notes 2 and 8 to the Consolidated Financial Statements.

Deductions from operational revenues

Deductions from operational revenues amounted to R$ 5,544 million in 2007, compared to R$ 4,965 million in 2006, an increase of 11.66%. The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

This relates to the operational costs of thermal plants in the Brazilian grid and isolated systems, split among electricity concession holders as specified by an Aneel Resolution. This is a non-controllable cost, and the amount recorded for electricity distribution service corresponds to the amount actually passed through to the tariff. For the amount recorded in relation to electricity transmission services the company merely passes through the CCC charge – it is charged to free consumers on their invoice for us of the grid and passed onto Eletrobrás.

The total deduction from revenue for the CCC in 2007 was R$ 407mn vs. R$ 554mn in 2006, 26.53% lower – mainly reflecting backdated charging in 2006 to some consumers, after homologation of the Contracts for Use of the Transmission System (CUST) by the National System Operator (ONS).

Energy Development Account – CDE

The deduction from revenue for the CDE in 2007 was R$ 391 million, vs. R$ 334 in 2006, an increase of 17.0%. The payments are specified by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge since the CCC is charged to free consumer on the invoice for the use of the grid and passed onto Eletrobrás.

RGR – Global Reversion Reserve

The provision for RGR in 2007 was R$ 145 million, vs. R$ 30 million in 2006. This reflects a positive adjustment in 2006 for the provision for 2004, in the amount of R$ 66 million, due to homologation of this expense by Aneel in a lower amount than was estimated by the company, and also an increase in 2007 of the accounting value of fixed assets in service, which is the basis for calculation of the expense.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses

	2007	2006	Change,
			%
Non-controllable costs
Electricity purchased for resale	2,794	2,113	32.23
Financial compensation for use of water resources	137	139	(1.44)
Charges for use of the national transmission grid	650	664	(2.11)
	3,581	2,916	22.81
Controllable costs
Personnel and managers expenses	968	1,088	(11.03)
Post-employment obligations	123	170	(27.65)
Materials	94	82	14.63
Raw materials and inputs for production	59	37	59.46
Outsourced services	620	504	23.02
Operational provisions	291	52	459.62
Gas purchased for resale	154	158	(2.53)
Depreciation and amortization	778	672	15.77
Other expenses, net	284	238	19.33
	3,371	3,001	12.33
	6,952	5,917	17.49

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 6,952 million in 2007, compared to R$ 5,917 million in 2006, an increase of 17,49%. This mainly reflects the change in the amount of energy bought through for resale, and operational provisions, partly offset by the reduction in the expense on personnel.

The principal changes in expenses are:

Electricity purchased for resale

The expense on this account in 2007 was R$ 2,794 million, 32.23% higher than the figure of R$ 2,113 million for this account in 2006. This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value effectively passed through to the tariff. For more information please see Explanatory Note 30 to the financial statements.

Charges for Use of the Basic Transmission Grid

The expense on charges for use of the transmission network in 2007 was R$ 650 million, vs. R$ 664 million in 2006, a reduction of 2.11%. These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost, with the deduction from revenue recorded corresponding to the value effectively passed through to the tariff.

Personnel expenses

Personnel expenses in 2007 totaled R$ 968 million, vs. R$ 1,088 million in 2006, a reduction of 11.03%. This lower figure is primarily because of the provision made in June 2006 for indemnity to employees for their future “anuênio” rights, in the amount of R$ 178 million, partially offset by the 4% and 5% wage adjustment given to employees in November of 2006 and 2007, respectively, and the 1.50% increase in the number of employees of the Cemig Holding Company, Cemig Generation and Transmission and Cemig Distribution, which totaled 10,658 in December 2006, and 10,818 in December 2007. There is a breakdown of personnel expenses in Explanatory Note 30 to the Consolidated Financial Statements.

Depreciation and amortization

Deductions from operational revenues totaled R$ 778 million in 2007, compared to R$ 672 million in 2006, an increase of 15.77%.

This variation arises mainly from investments in the Light for Everyone program and the startup of the Irapé plant, in the second half of 2006. We also highlight the consolidation of RME, which added an expense of R$ 82 million in 2007 (vs. R$ 33 million in 2006) – because RME was consolidated for the whole of 2007, but only five months of 2006.

Post-employment obligations

Expenses on post-employment obligations in 2007 were R$ 123 million compared to R$ 170 million in 2006, a reduction of 27.65%. These expenses basically represent interest on the actuarial liabilities of Cemig Distribution, net of the expected return on plan assets, as estimated by an external actuary. The reduction reflects higher growth of the assets of the pension plan than the growth in obligations to the participants.

Ebitda (earnings before interest, tax, depreciation and amortization)

Reflecting the above variations, Ebitda adjusted for non-recurring items is as follows:

	2007	2006	Change,
			%
Net profit	1,735	1,719	0.93
+ Provision for current and deferred income tax and Social Contribution	623	527	18.22
+ Non-operational revenue (expenses)	10	37	(72.97)
+ Financial revenues (expenses)	356	50	612.00
+ Amortization and depreciation	778	672	15.77
+ Employees’ profit shares	455	210	116.67
+ Minority interest	116	7	1.557.14
EBITDA	4,073	3,222	26.41

Non-recurring items (*)
Cost of Energy Efficiency programs from previous years	—	85	—
Indemnity for the “anuênio”	—	178	—
+ CVA re-composition - TUSD	—	93	—
+ Review of transmission revenue – Homologation Resolution 496	31	—	—
- Reversal of provision for RGR	—	(66)	—
- CVA energy – adjustments set by ANEEL	(29)	—	—

ADJUSTED EBITDA	4,075	3,512	16.03

The non-recurring adjustments correspond to the company’s interpretation on events which it deems to be extraordinary, not related to current operations.

As can be seen, Cemig’s Ebitda increased significantly in 2007 – and has increased by approximately 127% over the last five years – reflecting the growing operational performance over that period.

Financial revenues (expenses)

The company posted net financial expenses of R$ 356 million in 2007, which compares with net financial expenses of R$ 50 million in 2006. The main factors in this financial result are:

•

Reversal of the provision for losses on accounts receivable from the state of Minas Gerais, of R$ 99 million in 2006, due to the creation of a Credit Receivables Fund (FIDC) and signature of the 4th contractual amendment for renegotiation of the debt. For more information please see Explanatory Note 14 to the financial statements.

•

Revenue for monetary variation arising from the General Agreement for the Electricity Sector in 2007 of R$ 405mn, compared to R$ 322mn in 2006, an increase of 25.77% – arising mainly from accounting in the second half of 2007 of financial revenue of R$ 100mn in accordance with criteria for updating set by Aneel for the assets relating to transactions in free energy in the period of rationing. This change did not affect Net financial revenue (expenses) since there is a corresponding increase in the provision for losses in free energy (R$ 175 million in 2007, compared to R$ 86 million in 2006).

•

Revenue from monetary variation and interest on the deferred tariff adjustment in 2007 was R$ 131 million, 34.17% less than its total of R$ 199 million in 2006. This mainly reflects the reduction of the size of the asset due to receipt of some of the values receivable into electricity accounts paid by clients. For more information please see Explanatory Note 13 to the financial statements.

•

Net gain of R$ 110 million on currency variations in 2007, compared to a net gain of R$ 86 million in 2006, reflecting effects on foreign currency loans and financings. The appreciation of the Real against the dollar in 2007 was 17,15%, versus appreciation of 8.66% in 2006.

For a breakdown of financial revenues and expenses, see Explanatory Note 31 to the financial statements.

Income tax and Social Contribution

Cemig’s expenses on income tax and the Social Contribution in 2007 totaled R$ 622 million, on profit of R$ 2,928 million before tax effects, a percentage of 21.24%. Cemig’s expenses on income tax and the Social Contribution in 2006 totaled R$ 527 million on profit of R$ 2,463 million before tax effects, a percentage of 21.40%. These effective rates are reconciled with the nominal rates in Explanatory Note 12 to the financial statements.

Employees’ profit shares

In accordance with the 2007 Collective Labor Agreement Cemig allocated profit shares to its employees totaling R$ 455 million (R$ 210 million in 2006). For further information see Explanatory Notes 2 and 33 to the Consolidated Financial Statements.

LIQUIDITY AND CASH FLOW

At the end of 2007 Cemig’s cash position was R$ 2,066 million (vs. R$ 1,402 million in 2006), an increase of R$ 664 million and 47.36% of growth.

Cash generated by operations in 2007 was R$ 3,213 million, compared to R$ 2,185 million in 2006. This increase of 47.05% in cash generated by operations mainly reflects the higher amount received in relation to regulatory assets and also the greater profit in 2007, adjusted for items that do not affect cash.

Financing activities represented outflow of cash of R$ 1,359 million, compared to outflow of R$ 532 million in 2006. This significant change primarily reflects the lower volume of loans and financings obtained in 2007 (R$ 1,855 million in 2007 vs. R$ 3,466 million in 2006), partially offset by lower distribution of dividends and Interest on (R$ 1,360 million in 2007 vs. R$ 2,072 million 2006).

The company’s capital expenditure in 2007 was R$ 1,189 million, which compares with R$ 1,720 million in 2006, an increase of 32.0%. This result was principally due to the higher volume of funds invested in distribution activities, with the launch of the Light for Everyone (Luz Para Todos) program.

FUNDING AND DEBT MANAGEMENT

Cemig’s debt management policy is focused on preserving credit quality. This concern translates into an express obligation in the bylaws to maintain certain financial indicators limited to numbers that denote the company’s financial health.

Breakdown by Company

Cemig is a mixed private-sector/public-sector company, with the majority interest held by the Brazilian State of Minas Gerais, and as such is subject to rules for containment of public sector borrowing, which limit its financing alternatives. These limitations apply also to its subsidiaries which, indirectly, are also state-controlled.

Raising of funds from third parties in 2007 consisted mainly of transactions in the capital markets in the form of issues of promissory notes and debentures, supported by firm guarantees of placement of the securities from financial institutions. These transactions were to pay debt becoming due and to rebuild cash for the debts paid over the year. The high liquidity favored contracting of transactions on very favorable conditions.

In 2007 Cemig made its second public issue of non-convertible, unsecured debentures (in a single series): 40,000 debentures with nominal unit value of 10,000 issued on December 15, 2007, and subscribed and paid in full, for a total R$ 400mn. These debentures are indexed to the IPCA inflation index and return annual interest to 7.96% p.a. The principal is to be repaid in three equal portions in December 2015, 2016 and 2017, and interest is paid annually.

Banco do Brasil Investimentos S.A. gave a firm guarantee of placement and subscribed 46% of the issue. We highlight the total tenor of ten years for maturity, which was considered notable in the current situation: comparison with the remuneration on public securities of similar tenor and index (NTN-Bs) indicates that Cemig Distribuição S.A. raised funds at a cost very close to that of a risk-free asset. The combination of tenor and cost of this issue reflects the financial market and investors’ confidence in the company’s credit capacity and its potential for growth.

On December 21, 2007 Cemig Generation and Transmission issued its 2nd issue of Promissory Notes in the total amount of R$ 200 million, maturing in 180 days, for interest at 101.5% of the CDI rate, with no guarantee from Cemig. Cemig Distribution also raised a total of R$ 159 million (excluding funds from the CDE) from Eletrobrás to finance the Light for Everyone program and the Reluz project.

Other highlights of 2007 are two project financings transactions by subsidiaries of Cemig for specific investment projects in transmission and generation:

•

Transchile Charrúa Transmisión S.A a signed financing contract for 20 years for approximately US$51 million with the inter-American Development Bank on July 18, 2007. These funds will be used in construction of the 220 kV, 205-km Charrúa–Nueva Temuco transmission line.

•

The Cachoeirão Hydro Plant, a subsidiary of Cemig Generation and Transmission in partnership with Santa Maria Energética S.A., signed a financing contract for onlending of funds from the National Development Bank (BNDES) with Banco do Brasil on November 1, 2007 for R$ 71,3mn with tenor of 11 years.

Use of the banking market to meet financing needs has helped, in recent years, to increase the share represented by the CDI rate in the profile of Cemig’s debt. With the issuance by Cemig Distribution of debentures indexed to ICPA inflation at the end of 2007, refinancing promissory notes indexed to the CDI, the resulting breakdown of Cemig’s debt by indexor is now as follows:

Breakdown by Company	Breakdown of debt by indexor at December 2007

As shown in the next chart, the debt amortization timetable now has a satisfactory profile, with average tenor of five years, meeting the company’s policy directive of avoiding concentration of debt coming due in the short term, mitigating the risk of refinancing and eliminating any pressure on cash flow that could reduce availability of funds for investment.

Debt Amortization Timetable – Consolidated

December 2007, R$ million

Another of the company’s directive guidelines, reduction of the average cost of debt, has been complied with: at the end of the year the average cost of debt was 7.94% p.a., at constant prices, also reflecting the federal government’s policy of reduction of interest rates.

Average cost of the Consolidate

Our position of 6% of debt in foreign currency does not represent a material financial risk for the company, since a good part of it is contractually protected by indexor swap transactions. There is also a natural protection provided by energy sale contracts indexed to the US dollar.

In March 2007 Moody’s Investors Service gave Cemig corporate rating of Ba2 on the global scale, and Aa3.br on the Brazilian national scale, an increase of five levels. This reflects Moody’s view of improvement in the company’s corporate governance and in its credit indicators on a consolidated basis, reflecting Cemig’s strong cash flow, which Moody’s believes to be sustainable in the short term, and also its improved profile and robust liquidity position.

Hedging policy

Our policy on hedging is primarily to give predictability to the cash flow and to the budget, over a moving horizon of 12 months, through transactions that reduce exposure and minimize negative impacts resulting from relative price variations.

The derivative instruments contracted by the company have the purpose of protecting operations against the risks arising from foreign exchange variation and are not used for speculative purposes. Transactions entered into take into account market liquidity, relative price of assets and concentration of debt servicing.

The Company has given priority to coverage of its FX liabilities through a natural hedge: contracting of electricity sales for prices indexed to the exchange rate, with some of its major consumers.

CORPORATE GOVERNANCE

Our corporate governance model is based on principles of transparency, equity and reporting, focusing on clear definition of roles and responsibilities in the Board of Directors and the Executive Board for formulation, approval and execution of policies in guidelines in conduct, approving and executing policies and guidelines for managing the company’s business.

We seek sustainable development of the company through equilibrium between the economic, financial, environmental and social aspects of our undertakings, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo stock exchange since 2001. This represents a guarantee of the best possible reporting of information, and also that stockholdings are as widely dispersed as possible. Since Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing PN (preferred) and ON (common) shares, we are also subject to the regulations of the US Securities and Exchange Commission (SEC) and to the New York Stock Exchange Listed Companies Manual.

Our material procedures related to preparation of the Consolidated Financial Statements have been compliant since the end of 2006with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

Our Board of Directors has 14 members, appointed by the stockholders. All have a period of office of 3 (three) years, and may be reelected. To increase their efficiency, the Board has constituted 5 (five) committees that operate in specific issues related to Strategy, Governance, Finance, Audit and Risks, and Human Resources. In 2007, 25 meetings were held to decide on various subjects from strategic planning to investment projects.

The Audit Board is permanent and made up of 5 (five) members, appointed by stockholders. All the members meet the requirements for independence in accordance with international practices. As presently constituted the Audit Board meets the requirements for exemption from constitution of an audit committee under the Securities Act and the Sarbanes-Oxley Law. The Audit Board met twelve times in 2007.

Also, the structure of committees made up of executives of various areas ensures that strategic decisions are taken based on support by technical criteria.

Every year we hold our meeting with capital market analysts and investors to disclose information about the economic and financial situation, plans and outlook as well as carrying out various meetings with regional analysts’ associations.

Our bylaws include targets of the Strategic Plan, and the dividend policy:

•	to keep consolidated indebtedness equal to or less than 2 times Ebitda (Earnings before interest, taxes, depreciation and amortization);
•	consolidated (Net debt) / (Net debt + Stockholders’ equity) limited to 40%;
•	consolidated funds in Current assets limited to 5% of Ebitda;
•	consolidated funds destined to capital expenditure in each business year limited to 40% of Ebitda (this varies, exceptionally to 65% in 2006 and 55% in 2007);

•                  to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations; and

•                  to limit the expenses of the subsidiary Cemig Distribuição S.A., and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits: consolidated debt: maximum 2.5 times Ebitda;

consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum 50%;

consolidated funds in Current assets: maximum 10% of Ebitda;

Stockholders’ agreement

The stockholders’ agreement signed between the government of Minas Gerais and Southern Electric Brasil Ltda. (SEB) in 1997 has been annulled by the courts. Appeals filed by SEB are before the federal courts.

CAPITAL MARKETS

Cemig’s shares were listed for the first time, on the stock exchange of the State of Minas Gerais, on October 14, 1960. On January 14, 1972 our common (ON) and preferred (PN) shares were listed on the São Paulo stock exchange (Bovespa), and currently trade under the tickers CMIG3 (ON) and CMIG4 (PN). Since October 2001, we have been part of the Level 1 Corporate Governance listing of the Bovespa. Our shares have been traded on the New York Stock Exchange since 1993, where we have Level 1 ADRs (ticker: CIG) representing our preferred shares, which were transferred into Level 2 in 2001. Subsequently, in June 2007, we launched ADR’s on the NYSE representing our common shares (ticker: CIG.C). Our preferred shares have been listed on the Latibex of the Madrid Stock Exchange since 2002 (ticker: XCMIG).

Stockholding structure

On December 31, 2007 the Company’s registered capital was R$ 2,432 million, as shown in the following chart:

At Ordinary and Extraordinary General Stockholders’ Meetings held on April 26, 2007, Cemig decided a capital increase in the registered capital of R$ 810,769 thousand, or 50%, using funds from the Profit reserve. This resulted in a bonus of 500 new shares, of the same type, with nominal value of R$ 0.01, for each group of thousand shares. The bonus shares were then grouped in a reverse split at 500 shares with nominal value of R$ 0.01 to 1 share with the nominal value of R$ 5.00. The diagram above reflects these changes.

Share prices

The following were the closing prices of our shares on the stock exchanges of São Paulo (Bovespa), New York (NYSE) and Madrid (Latibex) at the end of 2006 and 2007:

Name	Ticker	Currency / unit	Close of 2006	Close of 2007

Cemig PN	CMIG4	R$	32.70	32.50
Cemig ON	CMIG3	R$	28.36	33.79
ADRs for PN	CIG	US$	15.14	18.46
ADRs for ON	CIG.C	US$	—	18.50
Cemig PN on (Latibex)	XCMIG	Euro	12.46	12.75

A total of R$ 13,866 million in our preferred shares was traded in 2007 with daily average of R$ 56.6 millions in 2007 and R$ 39.3 millions in 2006. This places CMIG4 as the sixteenth largest-volume share, and the share with largest volume in the electricity sector, on the São Paulo stock exchange.

Market capitalization

Our market capitalization was relatively unchanged from 2006 to 2007, with a small change of 0.3%. Over the last five years it has increased by 116.1%:

Market Capitalization – R$ billion

These charts show the changes in our share prices over recent years, comparing with other indicators.

CEMIG PN X CEMIG ON X IBOVESPA	CEMIG ADR X DOW JONES
Adjusted to / US$

Dividend yield and return to stockholders

The total return to stockholders, defined as the increase in share price plus dividend distributed, over the last 5 years, has been as follows:

Dividend yield, %(*)

Investor relations

In accordance with best corporate governance practices, we seek to disseminate a policy of transparency with the capital markets, so as to add value to the investments of our stockholders.

In 2007, Cemig was present, worldwide, at 84 seminars, conferences and investor meetings; 10 congresses; 11 roadshows; and video conference calls with capital markets analysts and investors. In our national and international events, we held more than 490 one-on-one meetings.

We also highlight our 12th Annual Cemig Meeting with the Association of Capital Markets Analysts and Investment Professionals (Apimec) in the city of Tiradentes, in Minas Gerais, which included a technical visit to the Itutinga Hydroelectric Plant, on the border between the counties of Itutinga and in Minas Gerais.

DIVIDEND POLICY

Cemig, through its bylaws, assumes the undertaking to distribute a minimum dividend of 50% of the net profit for each year. Additionally, extraordinary dividends are distributed each two years, or more frequently, if cash availability permits.

The dividends are then paid in two equal installments, by June 30 and December 30 of the year subsequent to the year they refer to. Dividends paid in 2007 totaled R$868 million. Dividends paid in 2006 totaled R$ 1,382 million, of which R$ 497 million was an extraordinary dividend.

PROFIT ALLOCATION PROPOSAL

The Board of Directors will propose to the Annual General Meeting, to be held on April 28, that the net profit of R$ 1.735 billion for 2007 should be allocated as follows:

•      R$ 868 million (50% of net profit) for payment ;

•      R$ 87 million for constitution of the Legal Reserve; and

•      R$ 780 million: held in Stockholders’ equity in the Profit reserve.

RELATIONSHIP WITH EXTERNAL AUDITORS.

We change external auditors every five years, in accordance with rules of the CVM (Brazilian Securities Commission). Up to first quarter 2007 our accounts were audited by Deloitte Touche Tohmatsu, when we changed to KPMG Auditores Independentes.

The services provided by independent auditors to Cemig and the majority of its subsidiaries were as follows:

Service	2007 R$ ’000	% vs. audit	2006 R$ ’000	% vs. audit

Auditors
Deloitte	32	4.69	502	100.00
KPMG	650	95.31	—	—
Total, auditing services	682	100.00	502	100.00
Other services:
Compliance with SOX requirements – Sections 302 and 404
Deloitte	—	—	2,080	314.34
KPMG	290	42.52
Overall total	940	142.52	2,582	414.34

The additional services shown were approved by the Board of Directors since in the view of management they do not result in loss of independence by the external Auditors and are not included in the items prevented by Article 23 of the Sarbanes-Oxley Law or CVM Instruction 308 of May 14, 1999.

RISK MANAGEMENT

Cemig’s principal assumption for management of corporate risks is that every company exists to provide value to its stockholders. This results in the permanent challenge of determining how much the corporation will be prepared to guarantee its sustainable development, taking into account the risks and opportunities involved

Cemig’s principal objective is not to eliminate risks, but to be proactive in their identification, analysis, assessment, treatment and continuous monitoring, with a view to obtaining competitive advantages. Success in corporate management depends on a culture of management of risks being disseminated, serving as a basis for sustaining of the following 3 ‘pillars’:

•      Management processes: Awareness of the processes of the company with a view to improvement in operational efficiency.

•      Management of more severe risks: Identification of the imminent risks that require short-term decisions with a view to reduction of volatility in results, higher predictability of returns to the stockholders and decision on treatment of risks.

•      Management of risks and measurement of cost of capital: Optimal allocation of capital, sensitivity analysis, use of comprehensible modeling systems with well-grounded assumptions.

Thus corporate risk management is a management tool that is part of our corporate governance practices. To be more efficacious, and so as to be included more easily in the organization’s culture, we aim to align it with Cemig’s Strategic Planning Process, which defines the strategic objectives of the company’s business.

Other instances of management involved with corporate risk management are: The Corporate Governance Committee, Compliance with the Sarbanes Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, the Control and Management Committee, and other functions and processes.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been improvement in the effectiveness of controls, commitment to implementation of the proposed mitigating action plans and, consequently, reduction of the impact and the probability of occurrence of innumerable risks.

The corporate risk management activities gives rise to various products which are of great value in the decision process, as follows:

1- The corporate risk matrix: This presents all the corporate risks mapped and classified as follows: a) Financial Exposure – product of the impact on the business and the probability of occurrence of the risk; and b) Final Exposure, result of the association of the Financial Exposure of the risk weighted by the analysis of its intangible impact.

2 – Matrix of risk factors from the stakeholders’ point of view: This is an analysis of the risk factors – circumstances or events which may (or may not) give rise to risks for the corporation – taking into account the factors that influence value from the point of view of these agents. The objective is to make possible an improvement in management based on what interested parties see as a strategic threat and the identification of risks that have so far not been mapped in the corporate risk matrix.

This process was developed during 2007. In the first stage, the risk factors were identified from the point of view of each stakeholder. In the second stage, we thought to identify whether the corresponding risks had been mapped in the corporate risk matrix, which signaled to us that the company was on the right path in relation to a wide-ranging perception of risk management, in view of the fact that more than 90% of the risks were already mapped. Since this is an improvement tool, the risks identified that had not been mapped in the corporate risk matrix are now being analyzed and included.

The charts below show the risks with high, medium and low final exposure in the companies Cemig Distribution (D), Cemig Generation and Transmission (GT) and the Cemig Holding Company (H), and the risks by category.

In Cemig Distribution the high percentage of risks with high Final Exposure represents the fact that the risks of sales revenue and collection, and market risks, including the risks of trading of electricity in the wholesale and retail markets, are mapped as being in this company.

In Cemig Generation and Transmission the highlight is on risks of operation and maintenance of the hydroelectric plants, operation and maintenance of the electricity system and expansion of the generation and transmission facilities.

In the holding company the composition of the risks with high Final Exposure is diversified, since in this company they are located in all the process of support to the business areas of the company, including IT, HR, logistics, transport, material and services and finances.

It can be seen that the participation of high Final Exposure risks in the distribution business is higher than in the generation and transmission business. However, the financial exposure of the significant risk of the Generation and Transmission business is greater than in the Distribution business (highly regulated), which reflects the fact that the requirement for minimum return demanded from projects in the electrical system is greater.

Certification of internal controls

Cemig obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, in accordance with an opinion by the external auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued in accordance with Section 4 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC).

Since the activities related to the Certification of Internal Controls are permanent and need to be constantly monitored, Cemig’s management, in compliance with the new orientation with the SEC and based on the PCAOB criteria, of the Committee of Sponsoring Organizations of the Treadway Commission (Coso) and Control Objectives for Information and Related Technology (Cobit), based on review of the existing controls structure, documented the controls in the terms of the processes of the business and of the entity, including the controls that are supported by information technology.

It was established between the potentially significant controls and accounting records in the financial statements for 2007, and the design of the key processes in controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2007 was validated with our new external auditors, KPMG Auditores Independentes.

The Ethics Committee and the Reporting Channel

The Ethics Committee was created on August 12, 2004, and is responsible for assessment of and decision on possible non-compliances, and also for assessing the need for reviews of the Statement of Ethical Principles and Code of Professional conduct. This is one more element of alignment with best Corporate Governance practices, and is also an instrument that meets the orientation of the Sarbanes-Oxley Law of the US (SOX).

After the creation of the Reporting Channel, in December 2006, the Ethics Committee began to receive anonymous accusations of irregular practices contrary to the company’s interest, such as: 1) financial frauds, including adulteration, falsification or suppression of financial, tax or accounting documents; 2) improper appropriation of assets or funds; 3) receipt of undue advantages by managers and employees; and 4) irregular contracting, via the anonymous accusation channel created on Cemig’s intranet.

Accusations of an ethical nature are accepted only where there is identification of the accuser, and are processed by the committee itself. Accusations which qualify under items 1 to 4 above are submitted to the Chairman of the Audit Board for measures to be taken.

TECHNOLOGY

Telecoms and IT

Up to date with IT Security

In 2007 the “Up to Date with IT Security” project was held, with 941 people participating, to disseminate the classification and treatment of Cemig’s information, improve the level of the company’s security, and to ensure certification in the SOX 2008 Audit.

We also highlight the “Fun with Security” project, which aimed to raise the awareness of the children of Cemig employees on the importance of the adoption of information security measures in home use of the computer, and in dealing with the family and professional data of parents.

Classification of Information

This project aims to establish criteria for classification and treatment of information of interest to Cemig, aiming to protect it from undue access and/or alteration, prohibitive disclosure and unavailability, taking into account the estimate of the losses that can be caused to the company’s business or image by unauthorized access, modification, exclusion and/or disclosure, lack of control and registry or non-availability of information.

The benefits resulting from this include compliance with the legal requirements; protection of Cemig’s business; the giving of proper value to information; compliance with the requirements of SOX; and dissemination of the degrees of secrecy and forms of treatment of the company’s information to employees, contractors and interns.

Digital certification

Studies were carried out for feasibility of a project to identify opportunities for use of digital certification and information cryptography within the needs of the processes of the company’s business, thus defining the technical standards to be used and a plan for projects for their implementation.

The main benefits of this type of project are knowledge of opportunities for use of the technology within the company; identification of an opportunity to reduce cost and speed up some processes; definition of technical standards (offering of a structured surface) and security in the storage and transmission of critical information.

Client Management System

In April 2006 a project was begun to implement the new Client Management System (the “evolution’ project). This project aims to replace some of the company’s principal systems involved in the processing of billing, collection, service, accounting, field services, management of measuring equipment, and issuance and printing of electricity tax invoices and reports. It has a team of 240 professionals including Cemig employees and external consultants.

The aims of this program include greater control and security in the processes of billing and collection, with precise and integrated information to support the control and management of clients.

This project is scheduled to be concluded in the first half of 2008, with investment of R$ 178 million.

Technology and alternative energy sources.

Cemig has always considered technology to be a basic and strategic input, and a factor adding value, through making business possible or optimization of internal processes in the search for best technological practices.

In management of alternative energy sources, Cemig has invested in projects to use renewable energy sources, led by biomass, the Small Hydro Plants, solar energy, and wind generation. It has also invested in projects for rational use of energy, co-generation and “distributed generation” (geographically distributed at input points throughout the grid area), using various fuels such as hydrogen, natural gas, alcohol and bio diesel.

Cemig is always ahead in identification, development and application of new technologies for the electricity sector and use of alternative sources, ensuring it an outstanding position among electricity companies and reaffirming its commitment to its consumers and to sustainable development.

Strategic Management of Technology and Innovation.

To remain always in the vanguard of use, adaptation and development of the more advanced technologies appropriate to its production processes, Cemig uses the methodology of strategic technology management involving the development of partnerships with universities and research entities, prospecting technology and analysis of the development of technological scenarios, by setting up strategies, guidelines and actions of a technological nature for business operation, in co-ordination with the strategic technology management committee (CoGET).

The importance of technology as one of the pillars sustaining business strategy, the high volume of funds allocated annually to technological research and development, and the need for constant improvement of results arising from these initiatives led to the creation, in 2006, of the Strategic Technology Management Centre – CGET, a non-profit association with administrative and financial autonomy, and the signing in 2007 of working agreements for technical and scientific co-operation to support the development of R&D projects of Cemig companies.

Being aware of the important role played by development of the market in which it operates and the importance of partnerships and exchange projects, Cemig has sought to increase actions involving universities, research centers and companies interested in promoting and participating in development and consolidation of technological excellence in Minas Gerais.

Six technological partnerships – technical-scientific co-operation working agreements – were set up in 2007, among which we highlight the creation of the Business Management Excellence Centre in partnership with the Dom Cabral Foundation (FDC). Twelve other working agreements are in preparation, including a Letter of Intent for creation of the Agroenergy Excellence Centre, in partnership between Cemig and the Minas Gerais Farming Research Company (Epamig) and several universities in the Minas “Triangle” area, as well as a working agreement to create the Construction Materials Excellence Centre, in partnership with Minas Gerais Federal University (UFMG).

R&D Programs

Cemig has always stood out as a company dedicated to research and technological development, and has chosen, with this in mind, the priorities in selecting the projects that make up the Annual Technological Research and Development programs which are submitted for approval by the National Electricity Agency (Aneel).

62 new and ongoing R&D projects were in process in 2007. Among the 82 projects already concluded, the great majority have resulted in products being incorporated into the company’s daily routine: several methods in engineering, software, devices and equipment were developed and applied, helping to reduce operational costs, increase the reliability in security of Cemig’s systems and facilities, environmental control and development of alternative energy sources.

In 2007 Cemig had expenses of R$ 27 million on R&D, R$ 26 million with the National Scientific and Technological Development Fund (FNDCT) and R$ 22 million with the Energy Research Company (EPE).

Biomass

With the development of more efficient transformation technologies, lower levels of emissions of toxic gasses and greenhouse gasses, biomass has become a very promising energy alternative for the generation of electricity in some regions of the State.

Cemig has sought to develop the use of biomass in circumstances varying from the Formoso Plant in the north of Minas Gerais, co-generation in the sugar/alcohol, paper and pulp and steel industries, to the present experiments on planting of energy forests, gasification of biomass, generators running on alcohol, and biodiesel.

An example of this effort is the co-generation project using gas from the charcoal-burning blast furnace in the 13 MW thermal plant belonging to the steel maker Vallourec Mannesmann. Cemig is working continuously to make biomass energy generation projects viable, being aware that this is an environmentally correct alternative, and one that is important for meeting the growing energy demand, with positive impacts for generation of employment and revenue in a decentralized manner.

Solar energy

Cemig’s pioneer work in solar energy, both in its photovoltaic and in its solar thermal versions, through use of flat collectors and solar concentrators, has helped to create new alternatives for the supply of energy and improvement of efficiency for some consumers in Minas Gerais State.

The installation of flat solar collectors and heat pumps for heating of water has also been fostered by Cemig, which sees these options as tools to reduce electricity consumption at peak times and also as an alternative source for lower-income housing projects.

In 2007 Cemig installed photovoltaic energy in 760 homes to comply with the Light for Everyone Program, and also 1,000 flat solar collectors for heating of water to replace electric showers in low-income homes and hospitals. Cemig continues to invest in R&D projects to purify the metallurgical silicon found in Minas Gerais, and development of low cost photovoltaic cells. Another of the company’s initiatives is research and experimentation in the use of thermal solar energy to produce electricity through solar thermal plants, using cylindrical-parabolic concentrators, and to heat water in a centralized manner, using flat solar collectors (District heating for low-income communities).

Wind energy

Cemig was the first Brazilian electricity concession holder to install a wind plant connected to the grid, the Experimental Wind Plant at Morro do Camelinho, paving the way for introduction of a wind power culture in the country. A survey was made of the wind potential of some promising sites in Minas Gerais, and in 2007, confidentiality agreements were signed with companies interested in assessing the installation of a wind farm in the north of the State. A research and development project for small wind generators was also begun.

Hydrogen and fuel cell energy

Hydrogen is a source of energy obtained from water, and from other energy sources such as biomass and fossil fuels, and is considered an energy source of the future. To explore this alternative Cemig has an experimental laboratory for production of hydrogen via electrolysis and from conversion of ethanol. The main challenges for making this energy source viable are reduction of production costs, storage and transport of this fuel. Hydrogen will be initially used as a fuel for tests in fuel cells, to supply internal demand and also as a chemical element for purification of silicon, to be used in the photovoltaic cell R&D project, which is in progress. Fuel cells are one of the new technologies for the generation of energy in a decentralized manner, with a strong potential for an impact on the electricity sector in the future.

Bio-diesel

Cemig sees bio-diesel as a sustainable energy alternative, a generator of employment and income, and a tool for social empowerment. It has been working, with other bodies of Minas Gerais State and research centers, for consolidation of the bio-diesel production technology in Minas Gerais, through identification of regional vocations for oil seed cultures, construction of a small pilot plant for experimental production of this fuel, and also putting in place of laboratory infrastructure in a research body of the state to qualify and certify this fuel, and thus contribute to its insertion into the Brazilian market.

The Biofuel Laboratory of CETEC was inaugurated in 2007, with capacity to produce 1,000 liters/day of bio-diesel. Use of the bio-diesel produced in the laboratory for electricity generation is expected to begin in 2008, on an experimental basis, in a motor-generator group and a micro-turbine

The electric vehicle

This can be considered as trend for the coming years. In partnership with Itaipu Binacional and Fiat Automóveis, Cemig has begun a project for research and technical and economic feasibility study of the use of vehicles running on electricity. It intends to test prototypes of these vehicles in its fleet in 2008, to assess operational and maintenance targets, and the development of a Brazilian technology. With the intensive use of this technology, the intention is to make available one more alternative for Cemig companies for reducing the use of fossil fuels, and operation of a new electricity niche market.

SOCIAL RESPONSIBILITY

The conception of social responsibility on the part of companies is increasingly disseminated, associated with the notion of sustainability, aiming to reconcile the economic, environmental and social dimensions of business activity. Cemig seeks to operate within a vision of the future in its management related to these various dimensions.

Integrated social action

Our social responsibility strategy is publicly known and recognized through our Mission, Vision and Corporate Values. Our Corporate Guidelines are monitored by the Social Responsibility Committee, with representatives in all the Directors’ Departments of the company.

Our company has many projects aiming to improve living conditions for children, adolescents, adults and old people, and assistance to needy populations. One example is the Cemig Integrated Social Action (Asin) programs, with more than 1,100 employees registered as volunteers, helping to generate funds which are directed to sustainability of institutions, community associations, schools and old people’s homes.

There are 83 of these projects throughout the state, involving 10% of the company’s employees, and focusing on community action, education, environment and health, also receiving the support of external and international partners. Also involved are individual activities such as Children’s Day, Volunteers Day, Christmas and other initiatives which involve not only the institutions that are registered with, and the volunteers of Cemig’s Asin organization, but outsourced employees and partners from the municipalities. Cemig’s Asin Project can be seen on the site: http://www.cemig.com.br/institucional/balanco_social.asp.

Another concrete example of social action supported by the company is the AI6% (Creating Citizens) program, a partnership between AIC (the Cemig Inter-Management Association) and the Cemig Asin project, in place since 2001. The program aims to encourage employees and retirees of Cemig to re-allocate part of their payable income tax to the Infancy and Adolescents Funds (FIAs).

As evidence of how the Cemig Asin Project has developed, in 2001 we succeeded in allocating R$ 190,000 to 31 institutions in 16 municipalities, while in 2007 the program raised donations from Cemig employees totaling R$ 1,243,000, making it possible to help 137 institutions from 80 municipalities in Minas Gerais state.

Another recognition of Cemig’s social responsibility actions was its inclusion, since 2005, in the work group for the creation of the ISO 26,000 – Social Responsibility – Standard, on invitation by the ISO (International Organization for Standardization), the Ethos Institute and the Brazilian Technical Standards Association (ABNT). This is the first time that worldwide coordination of an ISO project has been led jointly by two countries, in this case Brazil and Sweden – which makes our participation even more significant.

Cemig’s active participation and interaction in a high-level forum of discussion, influencing the international process of construction of the Standard through project activities is one more evidence of its pioneer nature.

Value added

The Value Added Statement shows Cemig’s importance for society in general, with the creation of R$ 11,470 million in added value in 2007, compared to R$ 10,401 million in 2006 – an increase of 10.28%.

Value added, 2003 – 2007 (R$ ’000)

The distribution of the added value created by Cemig between the various segments can be seen in this chart, where the part retained by the government – 54% of the total in both of 2006 and 2007 – can be seen.

 Human resources

Since 2004 Cemig has been putting in place its Strategic Human Capital Management System, a model developed from the starting point of the company’s Vision and Mission. Its objective is to align strategic planning and the HR management model with the organizational strategy, incorporating a long-term vision and focusing on actions that add value to the business while favoring integrated management. Performance Management is the link between the “Cemig Strategy” and the various processes of HR management, ensuring that the strategic directives are applied in the company.

This aims to develop strategic competencies that lead to improvement in results, both financial and non-financial, through contracting of targets and individual development agreements, aligning the actions of individuals and teams with the organization’s guidelines.

With the implementation of the Performance Management model and a more strategic operation in the area of human resources, it has been possible to create a definitive link between the business strategy and the various processes of management of people, serving as a base for several initiatives and changes in the HR area, such as: reallocations and promotions based on performance, external competitions, the trainee program, internal mobility, various training and personal development programs, management of organizational atmosphere, etc.

Training and development

The Cemig Leadership in Management Program, defined and mapped by the Dom Cabral Foundation jointly with the company, was held in 2007, to develop leadership competencies. This is a continuation of a permanent process that aims to ensure that Cemig has available to it people who are capable of leading the transformations of today and the future. For the whole year, managers and superintendents were trained in at least three of a total of 10 leadership competencies, aiming to reduce the gaps in the exercise of these competencies. The number of employee participations was 1,586, representing 14,092 hours of training.

Continuing the corporate objective of having and maintaining a workforce with development that is compatible to its needs, and consequently being trained, polished and specialized, in 2007 EFAP provided 11,323 participations in technical training to Cemig group employees, as well as 458 participations for employees of other companies. Total man-hours trained amounted to 507,590.

In November 2007 the Bureau Veritas Quality International (BVQI) recommended certification of 15 processes of our Professional Improvement and Training School (EFAP). The putting in place of the quality management system at AFAP is one of the challenges of strategic human resources planning, and it aims primarily to achieve continual improvement of its processes, focused on the quality of technical training offered to its internal and external clients.

Training in IT, administration, external training, post-graduate courses, language and other courses continued, to meet the company’s constant needs arising from the emergence of new technologies, equipment and work methods. Attendances in 2007 totaled 17,172, corresponding to 49.23 student training hours.

Management of organizational atmosphere

Aware that the achievement of high performance is intimately linked with a healthy and stimulating environment, Cemig seeks permanently to manage its internal environment. Within this context, one of the elements of the company’s vision is “to be one of the best companies to work in”.

In 2006, competing with more than 500 companies, Cemig was included in the list of the 150 Best Companies to Work In by Exame magazine’s Você S.A. Guide. In 2007 not only was it once again among the Guide’s list of the 150 best companies to work in, but it was considered the best in the special category of the largest companies – those with more than 10,000 employees.

Another tool used to manage satisfaction with the work environment is the Organizational Atmosphere Survey, held every two years with all employees. After the phase of diagnosis and analysis of results, the company carries out planning of actions for improvement, preparing a corporate action plan and individual action plans for the various superintendents’ and managers’ departments, and this is followed, finally, by a phase of monitoring of the performance of the improvement action plans. In the 2005-7 cycle there was a corporate plan made up of 21 improvement actions, and 95 individual area action plans, totaling 2,232 improvement actions. From the monitoring that was carried out, it was found that more than 80% of these actions were implemented.

Health, well-being and work safety

To disseminate the culture and ensure the desired levels of safety, health and well-being of our own employees, and also outsourced employees, Cemig continues its programs started in previous years, and maintains innovative initiatives implementing new projects aimed to ensure the health, safety and well-being of its employees.

Programs continued in the year include the Energia Vital quality of life program, the disabled inclusion program, vaccination and blood donor programs, seminars on preparation for retirement, among others.

In 2007 Cemig carried out various training programs in safety, highlighting those related to electricity, technical courses and recycling, with a total of 254,820 man-hours of training, as well as organization of workshops, meetings and other training sessions.

Labor and union relations

Other the last four years Cemig has negotiated changes in its remuneration policy with the Unions, aiming to integrate the HR management processes with the company’s business strategy. A highlight is the certification under NBR Standard ISO 9001:2000 of our Labor Union Relations Department.

New people

Completing the replacement of staff levels begun in 2006, 242 new employees were hired in 2007 for positions of medium, technical, and higher levels, arising from approval in a public competition held in January 2006.

In October 2007, as part of Strategic Human Capital Management, the company created its Internal Mobility Procedure, which responds to demands from various areas of the company where vacancies occur. It aims to provide the maximum benefit to and make use of the company’s own employees, in accordance with the criteria in the Jobs and Remuneration Plan, and the provisions of law.

NUMBER OF EMPLOYEES (*)	Employees, by Company

( * ) Holding Company, Cemig Distribuição and Cemig Geração e Transmissão

Culture and society

Cemig maintains a profound involvement with the society of which it is a part. A central focus is sponsorship of cultural projects and incentive-related donations to initiatives for social empowerment and the improvement of quality of life.

In 2007 we invested approximately R$ 27.3 million in cultural and social actions, directly benefiting the population of more than 200 municipalities in Minas Gerais. Most of the cultural projects sponsored by Cemig are continuous, or take the form of maintenance of permanent cultural spaces, reinforcing the concept of sustainability, a decisive factor in the construction of the citizen’s identity and dignity.

We invest in university extension festivals in the largest academic centers of the state, because we believe they offer the possibility for reflection about the information acquired in the classroom – the advantages are gained by the population of the cities where they happen. We sponsor large and small museums, public libraries, music academies and theaters.

With the second year of our “Film it in Minas” program, we reaffirm the state’s vocation in the audiovisual arts. Thirty-four projects received funding, in a wide variety of categories, in 2007/2008. Prizes were given not only to full-length and short films, but also to experimental videos, documentaries, and projects in research and development and literature of the area. All of these projects used labor, logistics and locations in the state of Minas Gerais.

To provide its internal public with access to reading and the visual arts, Cemig maintains an art gallery at its head office, holding 11 exhibitions of artists from all the country – each year for the last 17 years – in a library that is also open to the public, with approximately 57,000 books. As well as this collection at the head office building, a traveling library visited another 12 administrative units of the company, serving new readers in the capital city, Belo Horizonte, and throughout the state.

By ensuring that popular theater festivals take place, or taking the artistic expression of Minas Gerais outside Brazil, Cemig invests in the transforming force of culture, and reaps, together with a more mature society, comprehension of the best possible use of natural resources, respect for heritage and the common good.

Environment

Cemig has an Environmental Policy, published in 1990, containing 7 principles that orient activities and efforts related to the protection of the environment and sustainable development. These principles are translated into actions that seek to impress on the employees and partners increasing awareness of environmental issues.

Within its area of operation Cemig carries out various activities aiming to contribute to sustainable development. These include a school environmental education program, environmental reserves, programs for preservation of flora and fauna, in which programs related to fish are a highlight.

Through these actions Cemig seeks continual improvement in its social and environmental responsibility. Investments in the environment in the last four years have been more than R$ 300 million, as follows:

Environment Implementation of new projects (R$ million)	Environment Operation and maintenance (R$ million)

Environmental management system

The various departments of Cemig can apply for and receive certification under Cemig’s Environmental Management System (SGA), in accordance with ISO 14001/2004, or adopt an Internal Management System, named SGA Level 1, which was developed on the principles of Brazilian Standard NBR ISO 14001.

In 2007, the following have NBR ISO 14001/2004 certification: the Nova Ponte and Itutinga hydroelectric plants, the Galheiro Environmental Station, the management of the Western Region Plants, and the management office of the Generation Superintendent’s Department.

In 2007, the following were certified:

•                  Hydroelectric plants:

•                  São Simão, Miranda and Rosal (2,173 MW) certified under NBR ISO 14001:2004;

•                  Emborcação and Salto Grande certified at SGA Level 1 (1,296 MW).

•                  Transmission

•                  The management unit of the Transmission Maintenance and Operation unit of the Minas “Triangle” area was certified under SGA Level 1, NBR ISO 9001 and OHSAS 18001 – 2,121 km of transmission lines.

•                  The management of dam safety was certified under NBR ISO 14001:2004; ISO 9001:2000 and OHSAS 18001.

With the expansion of implementation of the Environment Management Systems, our total installed generation capacity with certification increased from 1,939 MW in 2006 to 5,408 MW in 2007, 83% of the total.

Sustainable development

In 2007 Cemig was selected by the DJSI World – (Dow Jones Sustainability World Index), as world leader in the “supersector” of Utilities – which includes all companies providing services in electricity, gas distribution, water and associated public utility services all over the world. This achievement also represents the 8th year running (2007-8) in which Cemig has been in the select list of companies of the DJSI World. Cemig has been part of this index since it was created in 1999, and is the only company in the Latin American electricity sector included in it. Its consecutive participation in the DJSI World throughout this period reflects its commitment to corporate sustainable development in its activities, including corporate governance practices, respect for the environment and the wellbeing of society, while effectively creating value for its stockholders.

Also, Cemig was selected for inclusion in the corporate sustainability index (ISE) of the São Paulo stock exchange (Bovespa) for the third time running. Cemig has been included in this index since it was created in 2005. The ISE reflects the return on a portfolio made up of shares of companies with recognized commitment to social responsibility and sustainability in the Brazilian corporate environment.

As well as the commitment to protection of the environment, we invest in programs for conservation and efficiency in energy use, and in research on new energy sources, such as solar and photovoltaic energy, wind energy, hydrogen fuel cell research and the use of natural gas.

Environmental licensing

Our Environmental Licensing Team aims to ensure that all the studies and reports produced are properly analyzed, and all requirements of the bodies responsible for environmental issues promptly complied with. Our studies and monitoring are carried out through contracting of specialists, which include consultancy companies, research centers and universities.

In 2007 Cemig obtained operational licenses for 8 transmission lines and renewal of the license of the Igarapava plant.

It also obtained exemption from license for two transmission lines and 202 substations.

Management of waste

Cemig seeks to provide the most appropriate possible application of the waste that it generates. In 2007, 320,875 fluorescent and public illumination lamps from the whole of its concession area were sent for recycling. Materials withdrawn from operation such as transformers, insulators, scrap, cables and wires are sent to the materials distribution centre, which is certified under the Cemig Environmental Management System, where they are separated for reuse or sale.

In 2007, 4,685 tons of materials and equipment were sold or recycled, 31% more than in 2006. These materials include porcelain insulating parts, scrap metal parts of meters, reactors, cables, wires and batteries. Also, Cemig itself regenerated and re-used 435,000 liters of insulating mineral oil withdrawn from electrical equipment. A further 41 tons of wastes impregnated with oil (gloves, cloths and sawdust), and 201 tons of insulating mineral oil inappropriate for use in electrical equipment, were co-processed.

Materials recycled or re-used, and wastes sent for processing –2004-2007, tons

The increase in the quantity of material recycled or re-used reflects the replacement of electric wire networks in recent years, and also development of Cemig’s abilities in management and selection and separation of materials. During the year, 4,108 tons of the total of 4,685 tons of materials were sold, providing revenue of R$ 11.2 million.

We have had a continuous campaign, since 2002, for selective waste collection at our head office building under the name “I Love Recycling”. In 2007, 107 Ton of recyclable material was collected, made up of 64 Ton of paper, 26 Ton of cardboard and 17 Ton of plastic. These were passed to an NGO, Asmare (the Belo Horizonte Association of Collectors of Paper, Cardboard And Reusable Materials.

Fish study programs

The Peixe Vivo (“Live Fish”) program was launched in 2007 (http://www.portalpeixevivo.com.br/), which aims to create and expand actions for preservation of the aquatic fauna in the river basins of Minas Gerais state where there are Cemig generation plants. This program is implementing channels of communication that allow involvement of the community. The program distributes informative material and organizes lectures, meetings and workshops with various sections of society participating.

To repopulate Cemig’s reservoirs and the rivers of Minas Gerais, maintaining biodiversity, we carried out 140 fish repopulation projects, at locations all over the state, with release of 808,000 minnows of various species native to the basins of the Grande, Paranaíba, São Francisco and Pardo Rivers. Some 10,000 people took part in these actions, including school pupils and representatives of various other sectors of society, in more than 70 municipalities of Minas Gerais state.

Fauna, flora and monitoring of water quality

The company’s Environmental Stations have more than 4,000 hectares of protected areas, used for carrying out studies on fauna and flora, environmental education activities and programmed visits. A total of 700kg of seeds were collected, of 120 native forest species, destined for Cemig’s cultivation beds and interchanged with other institutions.

We also produced 350,000 saplings of native species which were distributed to prefectures, NGOs and public bodies, and we planted 25 hectares of riverbank forests in partnership with rural producers.

In its Profauna program the Peti Environmental Station nurtured the following species of fauna: Wild Duck, Brazilian Teal, Solitary Tinamou, Cutia and Ultramarine Grosbeak, which were subsequently released in Cemig’s other Natural Heritage Reserves (RPPNs). A further 261 recovered and readapted animals, apprehended by the environmental police and by the environmental authority Ibama, were returned to the natural environment in the company’s conservation units – which are registered under Ibama’s Forest Animals Release Area (ASAS) project.

To control the quality of water of our reservoirs, we have a monitoring network covering eight basins (Grande, Paranaíba, Pardo, São Francisco, Doce, Paraíba do Sul, Itabapoana and Jequitinhonha) and 34 different sub-basins, comprising a total of 46 reservoirs and 247 water collection stations.

Urban trees

To achieve harmonious co-existence between distribution networks and urban trees, Cemig carries out directional pruning, and gives courses in tree pruning for various prefectures in Minas Gerais. Through theoretical presentations and practical demonstration, participants receive information on implementation and maintenance of urban trees and the tree species that are appropriate for urban areas, among others subjects.

In partnership with the Brazilian Urban Arborization Society (SBAU) and the International Society of Arboriculture (ISA), Cemig held the Seminar on handling of urban arborization in relation to electricity systems. This aimed to discuss and improve techniques for maintenance of trees that are close to electricity lines, based on exchange of information between professionals of the area, and also creation of closer relationships between prefectures and electricity concession holders.

Environment Week

On June 11 and 12, 2007 Cemig held its 2007 Environment Week, on the theme Sustainable Development and Global Warming. More than 4,000 pupils in primary education at the state and municipal 40 public schools of Belo Horizonte took part.

The choice of theme aimed to alert the public that the responsibility to combat global warming is not only in the hands of governments and international organizations, but is a task for all – aiming to increase awareness of global warming, and more aware citizens with a differentiated view of nature, the future and human beings.

Environmental education program

In partnership with the Biodiversitas Foundation, Cemig launched the second stage of its Terra da Gente (“Our Land”) environmental education program (http://www.cemig.com.br/meio_ambiente/terra_gente/index.htm). In this stage the program expects to reach 247,000 people, 774 schools, in 235 municipalities of the Campo das Vertentes region and the south of Minas Gerais.

“Terra da Gente” was created to promote environmental education for peoples in the 5th to 8th grades of basic education, and is supported by local universities wherever it is implemented. In this new phase the program has the support of the Federal University of Lavras (EUFLA) and the Federal University of São João Del Rei (UFSJ).

The Environmental Education Program that we run in our plants and environmental stations received visits from some 19,544 pupils from various schools throughout the state this year. During the visits, pupils receive information on generation of electricity and its relation to the environment, and messages about sustainable development and the need to conserve ecosystems.

Research and Development – Environment

Cemig has ongoing R&D projects in the environmental area, managed by Aneel, with universities and research institutions.

Using funds from Aneel, five R&D projects related to the environment are in progress in fish management, immunology and environmental aspects of operation of generation plants, transposition systems and water resources.

In 2006 the first transformer 100% insulated with vegetable oil was installed, in partnership with ABB. With the positive results of the first transformer, in 2007, two more units of equipment were put in place in Arrudas Boulevard, to serve the Green Line in Belo Horizonte – making it possible to disseminate this technology to other areas of the company’s operations. The main advantage of vegetable oil for the environment is that it is biodegradable.

Cemig and the Belo Horizonte Zoobotanical Foundation have renewed their contract for monitoring of the Lobo-Guará (the Brazilian wolf), for a sixth stage.

This project develops the research on the ecology of this fox (Chrysocyon brachyurus) using GPS satellite technology, from the Galheiro environmental station of Cemig in the municipality of Perdizes, Minas Gerais.

Recognition and awards

Cemig’s efforts in 2007 led to recognition and awards reflecting the excellence of its activities by various sectors of society, among which we highlight the following:

The Ponto Terra Environmental Award

Cemig was winner of the Ponto Terra – Minas 2007 environmental prize in the Companies category with its project Solar Water Heating in Residential Buildings. The award is organized by the Ponto Terra organization, and was given during the 7th Latin American Conference on Environment and Social Responsibility (Ecolatina 2007). This is a pioneer project in Brazil, a partnership between Cemig and the Minas Gerais state public housing company (CohabMG) and the state’s regional development and urban policy department (Sedru). The project was begun in 2002 and has so far benefited 1,671 families.

The Minas Gerais 2007 Environmental Prize:

Cemig’s Nova Ponte hydroelectric plant was one of the winners of the Minas Gerais 2007 environmental prize (PMGA), organized by the Brazilian Quality Union (UBQ) which highlighted innovative and differentiated environmental management practices. The plant is now certified by international environmental management, health and safety and quality standards.

The Minas Gerais Quality Control Groups Prize

Cemig was the champion participant in the 16th Minas Gerais Convention of Quality Control Groups (CCQs), and represented the state of Minas Gerais in the 13th Brazilian Nationwide Quality Control Groups Congress held in Gramado, in the state of Rio Grande de Sul. CCQ is a voluntary program where members of teams are trained in quality tools for solving problems. The company was represented by the Matrix Team with the “Oil vs. Oil” project, which presented an innovated solution to the problem of oil mist that contaminates electricity generators – the solution generated gains of R$ 14 million in each periodic maintenance cycle.

Social Responsibility Award

Two projects – Illuminating Lives and Public-spirited School Kit, developed by employees in the south of Minas working as volunteers, were finalists in the 4th Assis Chateaubriand Social Responsibility Awards. Illuminating Lives, a partnership between Cemig and the Prisoners’ Protection and Assistance Association (Apac) and Usiparts, was selected as one of the 10 best projects submitted and received the Assis Chateaubriand Social Responsibility Trophy. The Public-spirited School Kit project received a special mention for its selection as among the 20 projects of greatest social importance in the region.

Dow Jones

Cemig is the only Latin American company that has been selected by the Dow Jones Sustainability World Index (DJSI World) as the world leader in a sector of the economy worldwide, side-by-side with the giant companies of the US and Europe. In the 2007-8 index, Cemig was named the best company in the utilities “supersector” (which includes electricity, gas distribution, water/sewerage and other public utility services worldwide). The DJSI World index was created 8 years ago and has become a worldwide reference for investors and fund managers. Cemig has been included in every edition of the index since its creation.

Consumer Satisfaction Survey

In a survey by Brazilian Energy Regulator, Aneel, of more than 19,000 clients of 64 electricity concessions in Brazil, Cemig was chosen as the best electricity concession holder in the Southeast Region, among those with more than 400,000 consumers, in the IASC (Aneel Consumer Satisfaction Index) award for 2006.

ISE Corporate Sustainability Index

In 2007 Cemig was selected for the third time running for the São Paulo stock exchange ISE (Corporate Sustainability Index). The Company has been included in this index since its creation in 2005. Companies are assessed based on a questionnaire that reflects the company’s characteristics and its activities in the economic, environmental, social and corporate governance dimensions, and the nature of its products.

The ISE, after three years’ existence, is recognized as a benchmark for investors interested in shares listed on the Bovespa of companies that practice corporate sustainability. The index also seeks to encourage Brazilian companies to practice good management.

2007 Brazil Safety Award

Cemig received the Prêmio Proteção Brasil 2007 award in the “Best Safety Example in Electricity” category. This is the third year the prize has been awarded – it recognizes the efforts of companies, employees and executives to improve work health and safety conditions. The “case” we presented dealt with our process of providing flame-resistant clothing, one of Cemig’s research and development projects.

Accountants’ “Transparency Trophy”

For the fourth year running, Cemig won the Transparency Trophy, awarded by three accounting-related organizations in the Listed Companies category. 14 companies received awards: 10 listed and 4 unlisted. The prize has been given for the last 11 years by Anefac (the Brazilian Association of Finance, Administration and Accounting Executives), Fipecafi (the Accounting, Actuarial and Financial Research Institute Foundation) and the financial records institution Serasa.

“Brazil’s 150 Best Companies To Work In” – 2007 Exame Guia Você S.A. award

Cemig was chosen as the best of Brazil’s large companies surveyed by Exame magazine’s Você S.A. Guide’s survey “105 Best Companies for you to Work In, in 2007”. This is the second time in a row that Cemig has been included in the list of the best companies to work for – indicating the recognition given by our internal public to the success of the internal management practices that we have been putting in place.

Investor relations

Cemig received an honorable mention in three categories in the IR Magazine Brazil Awards for 2007: the “Grand Prix” for Best Investor Relations Program (Large Companies), Best Social-Environmental Sustainability; and Best Investment Analyst Community Meeting. The honorable mention is given to the five finalists of the award. Each year IR Magazine gives awards recognizing the best investor relations professionals and the best companies, in various categories, in accordance with an independent survey carried out by the Brazilian Economics Institute of the Getúlio Vargas Foundation (FGV).

FINAL REMARKS

Cemig’s management is grateful to Minas Gerais state Governor Dr. Aécio Neves da Cunha for the trust and support he has shown during the year, and also the other federal, state and municipal authorities, the communities served by the company, our stockholders and other investors, and, especially, the dedication of our highly qualified workforce.

CONSOLIDATED SOCIAL STATEMENT (unaudited information)

		2007			2006
		R$ ’000			R$ ’000
1 - Basis of calculations
Net sales revenue (NR) R$ ’000		10,245,914			8,466,642
Operating result (OR) R$ ’000		2,938,475			2,500,013
Gross payroll (GP) R$ ’000		995,456			893,475

	R$ ’000	% of GP	% of NR	R$ ’000	% of GP	% of NR
2 - Internal social indicators
Food	69,116	6.94	0.67	70,027	7.84	0.83
Mandatory charges and payments based on payroll	250,884	25.20	2.45	235,734	26.38	2.78
Private pension plan	101,696	10.22	0.99	169,910	19.02	2.01
Health	30,683	3.08	0.30	28,812	3.22	0.34
Safety and medicine in the workplace	9,657	0.97	0.09	9,078	1.02	0.11
Education	1,158	0.12	0.01	1,081	0.12	0.01
Culture	112	0.01	—	—	—	—
Training and professional development	15,265	1.53	0.15	16,460	1.84	0.19
Provision of or assistance for day-care centers	1,651	0.17	0.02	1,608	0.18	0.02
Profit sharing	486,483	48.87	4.75	209,991	23.50	2.48
Other	12,032	1.21	0.12	11,073	1.24	0.13
Internal social indicators – Total	978,737	98.32	9.55	753.774	84.36	8.90

	R$ ’000	% of GP	% of NR	R$ ’000	% of GP	% of NR
3 - External social indicators
Education	2,427	0.08	0.02	—	—	—
Culture	27,277	0.93	0.27	14,341	0.57	0.17
Other donations/subventions/ASIN project	15,295	0.52	0.15	21,134	0.85	0.25
Total contributions to society	44,999	1.53	0.44	35,475	1.42	0.42
Taxes (excluding payroll taxes)	5,426,622	184.67	52.96	5,658,967	226.36	66.84
External social indicators - Total	5,471,621	186.21	53.40	5,694,442	227.78	67.26

	R$ ’000	% of GP	% of NR	R$ ’000	% of GP	% of NR
4 - Environmental indicators
Capital expenditure related to company operations	44,131	1.50	0.43	58,112	2.50	1.04
Investments in external projects or programs	—	—	—	—	—	—
In relation to setting of annual targets to minimize toxic waste and consumption during operations, and increasing the efficacy of use of natural resources, the company	☒ has no targets ☐ meets 0-50% of targets		☐ meets 51-75% ☐ meets 76-100%	☒ has no targets ☐ meets 0-50% of targets	☐ meets 51-75% ☐ meets 76-100%

5 - Workforce indicators
Number of employees at end of period			10,818			10,658
Number of hirings during period			252			529
Number of outsourced employees			NA			NA
Number of interns			140			396
Number of employees over 45 years old			4,164			3,346
Number of women employed			1,469			1,454
% of supervisory positions held by women			6.81			7.7
Number of African-Brazilian employees			3,363			3,299
% of supervisory positions held by African-Brazilians			9.09			9.30
Number of employees with disabilities			53			NA

	2007			Targets 2008
6 - Corporate citizenship
Ratio of highest to lowest compensation			17.80			NA
Total number of work accidents(4)			108			NA

Who selects the social and environmental projects developed by the company?	☐ senior management	☒ senior management and functional managers	☐ all employees	☐ senior management	☒ senior management and functional managers	☐ all employees

Who decides the company’s work environment health and safety standards?	☐ senior management and functional managers	☒ all employees	☐ All + CIPA	☐ senior management functional managers	☒ all employees	☐ All + CIPA

In relation to labor union freedom, the right to collective bargaining and/or internal employee representation, the company:	☐ doesn’t get involved	☒ follows ILO rules	☐ encourages and follows ILO	☐ will not get involved	☒ will follow ILO rules	☐ will encourage and follow ILO

The company pension plan covers:	☐ senior management	☐ senior management and functional managers	☒ all employees	☐ senior management	☐ senior management and functional managers	☒ all employees

The profit-sharing program covers:	☐ senior management	☐ senior management and functional managers	☒ all employees	☐ senior management	☐ senior management and functional managers	☒ all employees

In selection of suppliers, the standards of ethics and social and environmental responsibility adopted by the company:	☐ are not considered	☐ are suggested	☒ are required	☐ will not be considered	☐ will be suggested	☒ will be required

In relation to volunteer work by employees, the company:	☐ doesn’t get involved	☐ supports	☒ organizes and encourages	☐ will not get involved	☐ will support	☒ will organize and encourage

Total number of consumer complaints and criticisms raised:	at Company NA	at Procon NA	in Court NA	at Company NA	at Procon NA	in Court NA

% of complaints and criticisms met or solved:	at Company NA%	at Procon NA%	in Court NA%	at Company NA%	at Procon NA%	in Court NA%

Total added value distributable (R$ ’000)	In 2007:	11.470.199		In 2006:	10.401.477

Distribution of added value (DVA)	54.53% government 8.57% stockholders	15.30% employees 14.03% others	7.57% retained	54.41% government 13.35% stockholders	15.63% employees 13.37% others	3.24% retained

7 - Other information

I.

Of total funds deployed on the environment in 2006, approximately R$7.3mn refers to the social-environmental programs put in place during the constructions of new hydroelectric plants and transmission lines.

II.

Waste generated is quantified in accordance with corporate procedures for handling, transport, storage and disposal. These procedures are developing in the direction of setting of annual targets for waste reduction. We highlight the recycling of fluorescent lamps and public illumination throughout the company’s concession area, totaling 321,000 lamps in 2007. Also approx.436,000 liters of insulating oil from deactivated transformers were regenerated by Cemig itself and incorporated into the electrical system

III.	We quantify electricity and fuel consumption annually and do not have reduction targets.

IV.	4,685 tons of material and equipment – 31% more than in 2006 – was sold or recycled. The materials include porcelain insulators, scrap metal from meters, reactors, cables, wires and batteries

* Accounted in Investments related to production/operations.

CEMIG IN NUMBERS

(Consolidated data, unless otherwise indicated)

	2003	2004	2005	2006	2007
Service
Number of consumers (thousands)	5,744	5,875	6,010	10,042	10,321
Number of employees	11,302	10,668	10,271	10,658	10,818
Number of consumers per employee	508	551	585	675	954
Number of locations served	5,415	5,415	5,415	5,415	5,415
Number of municipalities served	774	774	774	805	805

Market
Concession area (km2)	567,478	567,478	567,478	578,448	578,448
Own Generation (GWh) (1)	27,025	26,922	30,411	32,187	33,130
Average supply tariffs – including ICMS (R$/MWh) (1)
Residential	356,95	416,26	474,23	487,52	505,73
Commercial	305,89	356,03	410,81	435,97	449,51
Industrial	132,39	154,38	124,41	128,04	136,93
Rural	186,42	214,42	249,13	265,27	270,65
DEC = Average hours of outages per year	10.74	10.93	12.21	13.03	13.14
FEC = Average number of outages per year	6.42	6.58	6.78	6.43	6.39
Average minutes of outages per month per consumer	54	55	61	65	66

Operational
Plants in operation	48	52	54	61	62
Substations	427	434	440	469	472
Transmission lines (km)	4,829	4,856	4,892	5,364	5,313
Sub-transmission lines (km)	16,185	16,086	16,040	16,788	16,676
Distribution lines (km)
Urbana	82,867	83,527	84,585	93,850	91,412
Rural	276,437	283,910	294,815	308,689	337,987
Installed generating capacity (MW)	5,771	5,949	6,113	6,692	6,678

Financial
Operational revenue – R$ million	7,968	9,748	11,703	13,431	15,790
Net operational revenue – R$ million	5,223	6,611	7,313	8,467	10,246
Operating margin - %	22.99	28.69	33.68	30.11	32.16
Ebitda - R$million	1.771	2.480	3.058	3.222	4.073
Net profit (loss) – R$ million	1.198	1.385	2.003	1.719	1.735
Net profit (loss) (Holding company)	2.46	2.84	4.12	3.53	3.57
Stockholders’ equity - R$ million	6.559	7.251	7.185	7.522	8.390
Stockholders’ equity per share (Holding company) (2)	13.48	14.91	14.77	15.46	17.25
Return on Stockholders’ equity - %	21.08	21.11	27.63	23.92	23.07
Debt / Stockholders’ equity - %	128.67	131.15	175.55	206.03	184.40
Current liquidity	0.73	0.86	0.91	1.11	1.32
General liquidity	0.74	0.79	0.78	0.73	0.78

(1) After discounting of the losses attributed to generation (652 GWh) and internal consumption by the plants themselves.

(2) Calculated considering the quantity of stocks in December 31.2007.

MEMBERS OF CEMIG’S BOARDS

BOARD OF DIRECTORS

Members	Substitute members

Márcio Araújo de Lacerda	Francisco de Assis Soares
Djalma Bastos de Morais	Lauro Sérgio Vasconcelos David
Aécio Ferreira da Cunha	Eduardo Lery Vieira
Alexandre Heringer Lisboa	Franklin Moreira Gonçalves
Antônio Adriano Silva	Marco Antônio Rodrigues da Cunha
Francelino Pereira dos Santos	Luiz Antônio Athayde Vasconcelos
Maria Estela Kubitschek Lopes	Fernando Henrique Schuffner Neto
Wilson Nélio Brumer	Guilherme Horta Gonçalves Júnior
Wilton de Medeiros Daher
Carlos Augusto Leite Brandão	Eduardo Leite Hoffmann
Andréa Paula Fernandes Pansa	Maria Amália Delfim de Melo Coutrim
Evandro Veiga Negrão de Lima	Andréa Leandro Silva
José Augusto Pimentel Pessôa	Nohad Toufic Harati
Haroldo Guimarães Brasil	Antônio Renato do Nascimento

THE AUDIT BOARD

Members	Substitute members

Aristóteles Luiz Menezes Vasconcellos Drummond	Marcus Eolo de Lamounier Bicalho
Luiz Guaritá Neto	Ronald Gastão Andrade Reis
Luiz Otávio Nunes West	Leonardo Guimarães Pinto
Celene Carvalho de Jesus	Ari Barcelos da Silva
Thales de Souza Ramos Filho	Aliomar Silva Lima

EXECUTIVE BOARD

Name	Position

Djalma Bastos de Morais	Chief Executive Officer
José Carlos de Mattos	Chief New Business Development Officer
Luiz Fernando Rolla	Chief Officer for Finance. Investor Relations and Control of Holdings
Fernando Henrique Schüffner Neto	Chief Generation and Transmission Officer
José Maria de Macedo	Chief Distribution and Sales Officer
Marco Antonio Rodrigues da Cunha	Chief Corporate Management Officer
Bernardo Afonso Salomão de Alvarenga	Chief Trading Officer

INVESTOR RELATIONS

Investor Relations Office

Telephones: (31) 3506-5024 and 3506-5028Fax: (31) 3506-5025 and 3506-5026

Web / mail

Site: www.cemig.com.br
Email: ri@cemig.com.br

BALANCE SHEETS

DECEMBER 31. 2007 AND 2006

ASSETS

(R$ ’000)

	Consolidated		Holding company
		2006		2006
	2007	Reclassified	2007	Reclassified
CURRENT
Cash and cash equivalents (Note 5)	2.066.219	1.402.047	21.953	23.834
Consumers and Traders (Note 6)	2.025.124	2.074.983	—	—
Tariff recomposition and Portion “A” (Note 8)	450.817	355.599	—	—
Concession holders - power transportation	474.450	358.205	—	—
Taxes Subject to Offsetting (Note 11)	810.293	284.197	32.996	12.443
Anticipated expenses – CVA (Note 10)	519.699	459.898	—	—
Traders – transactions in Free Energy (Note 9)	31.426	123.056	—	—
Tax credits (Note 12)	489.757	125.790	92.975	24.047
Dividends receivable	—	—	1.383.893	1.152.772
Regulatory asset - PIS-Pasep/Cofins (Note 15)	57.593	107.959	—	—
Deferred Tariff Adjustment (Note 13)	463.491	791.231	—	—
Inventories	42.415	34.980	—	17
Other credits	290.726	276.655	9.831	6.921
TOTAL CURRENT ASSETS	7.722.010	6.394.600	1.541.648	1.220.034

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais state government (Note 14)	1.763.277	1.726.293	—	—
Receivables fund – FIDC (Note 14)	—	—	772.891	744.502
Tariff recomposition and Portion “A” (Note 8)	721.529	979.008	—	—
Anticipated expenses – CVA (Note 10)	177.842	159.738	—	—
Tax credits (Note 12)	694.888	678.592	174.557	280.457
Traders – transactions in Free Energy (Note 9)	13.646	34.637	—	—
Taxes offsettable (Note 11)	365.101	601.091	259.626	289.024
Deposits linked to legal actions	271.915	254.905	92.843	82.923
Consumers and Traders (Note 6)	125.986	100.734	—	—
Regulatory asset – PIS. Pasep. Cofins (Note 15)	60.880	215.559	—	—
Deferred Tariff Adjustment (Note 13)	81.742	127.488	—	—
Other credits	38.427	24.793	7.834	4.632
NON-CURRENT ASSETS	4.315.233	4.902.838	1.307.751	1.401.538

Fixed Assets
Investments (Note 16)	1.070.854	998.875	7.068.513	6.838.844
Property, Plant and Equipment (Note 17)	10.563.200	10.335.426	1.986	1.701
Intangible (Note 17)	531.724	494.231	506	790

Deferred	63.482	82.746	—	—
TOTAL FIXED ASSETS	16.544.493	16.814.116	8.378.756	8.242.873
TOTAL ASSETS	24.266.503	23.208.716	9.920.404	9.462.907

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

DECEMBER 31. 2007 AND 2006

LIABILITIES

(R$ ’000)

	Consolidated		Holding company
	2007	2006	2007	2006
CURRENT
Suppliers (Note 18)	935.905	913.773	11.781	6.346
Regulatory charges (Note 21)	395.894	436.535	—	—
Profit shares (Note 33)	102.329	74.038	6.642	5.450
Taxes. charges and contributions (Note 19)	1.078.159	994.577	39.192	22.991
Interest on Equity. and dividends (Note 25)	881.457	1.373.828	881.457	1.373.828
Loans and financings (Note 20)	969.603	800.434	5.735	6.792
Debentures (Note 20)	50.638	33.514	—	—
Salaries and social contributions	236.285	185.017	9.168	7.672
Regulatory liabilities – CVA (Note 10)	549.133	328.143	—	—
Regulatory liabilities – revision of transmission revenue (Note 23)	15.717	—	—	—
Post-employment obligations (Note 22)	107.061	139.113	4.362	5.933
Provision for losses on financial instruments (Note 36)	166.448	176.575	—	—
Debt to related parties	—	—	76.949	3.025
Other obligations	372.806	293.183	30.772	21.476
TOTAL-CURRENT	5.861.435	5.748.730	1.066.058	1.453.513

NON-CURRENT
Long term liabilities
Suppliers (Note 18)	340.792	271.928	—	—
Regulatory liabilities – CVA (Note 10)	196.140	119.907	—	—
Loans and financings (Note 20)	4.961.138	5.620.190	73.587	73.587
Debentures (Note 20)	1.657.655	1.194.799	—	30.009
Taxes. charges and contributions (Note 19)	319.140	449.521	85.179	96.851
Provisions for contingencies (Note 24)	634.786	534.980	254.197	229.714
Post-employment obligations (Note 22)	1.363.833	1.450.850	51.176	56.749
Other obligations	136.622	107.660	30	31
TOTAL NON-CURRENT	9.610.106	9.749.835	464.169	486.941

FUTURE EARNINGS (Note 16)	86.236	90.080	—	—

MINORITY INTEREST	318.549	97.618	—	—

STOCKHOLDERS’ EQUITY
Registered capital (Note 25)	2.432.307	1.621.538	2.432.307	1.621.538
Capital reserves (Note 25)	4.032.222	4.032.222	4.032.222	4.032.222
Profit reserves (Note 25)	1.898.525	1.841.570	1.898.525	1.841.570
Funds for capital increase	27.123	27.123	27.123	27.123
TOTAL STOCKHOLDERS’ EQUITY	8.390.177	7.522.453	8.390.177	7.522.453
TOTAL LIABILITIES	24.266.503	23.208.716	9.920.404	9.462.907

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31 2007 AND 2006

(R$ ’000. except net profit per share)

	Consolidated		Holding company
	2007	2006 Reclassified	2007	2006 Reclassified
OPERATIONAL REVENUE
Gross revenue from supply of electricity (Note 26)	13.285.332	11.135.000	—	—
Revenue from use of the network – free consumers (Note 27)	1.945.930	1.789.471	—	—
Other operational revenues (Note 28)	558.269	506.900	40.738	1.457
	15.789.531	13.431.371	40.738	1.457
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 29)	(5.543.617)	(4.964.729)	(4.195)	(81)
NET OPERATIONAL REVENUE	10.245.914	8.466.642	36.543	1.376

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 30)
Electricity purchased for resale	(2.793.722)	(2.112.673)	—	—
Charges for the use of the basic transmission grid	(649.737)	(663.851)	—	—
Gas purchased for resale	(154.241)	(157.732)	—	—
	(3.597.700)	(2.934.256)	—	—
COST OF OPERATION (Note 30)
Personnel and managers	(866.377)	(992.765)	—	—
Private pension plan entity	(110.354)	(159.647)	—	—
Materials	(89.930)	(78.519)	—	—
Raw materials and inputs for production	(58.409)	(36.812)	—	—
Outsourced services	(500.828)	(411.318)	—	—
Depreciation and amortization	(748.196)	(626.926)	—	—
Operational provisions	(49.914)	(23.976)	—	—
Financial compensation for use of water resources	(134.102)	(138.955)	—	—
Others	(168.285)	(127.903)	—	—
	(2.726.395)	(2.596.821)	—	—

TOTAL COST	(6.324.095)	(5.531.077)	—	—

GROSS PROFIT	3.921.819	2.935.565	36.543	1.376

OPERATIONAL EXPENSES (Note 30)
Selling expenses	(235.837)	(152.719)	—	—
General and administrative expenses	(319.886)	(78.139)	(74.071)	17.472
Other operational revenue (expenses)	(71.516)	(155.020)	—	—
	(627.239)	(385.878)	(74.071)	17.472

Operational profit before equity income and financial revenues (expenses)	3.294.580	2.549.687	(37.528)	18.848
	—	—	1.911.530	1.594.595
Net financial revenue (expenses) (Note 31)	(356.105)	(49.674)	1.343	108.659

OPERATIONAL PROFIT	2.938.475	2.500.013	1.875.345	1.722.102
NON-OPERATIONAL RESULT (Note 32)	(10.356)	(36.795)	(11.043)	(10.223)

Profit before tax and profit sharing under the bylaws	2.928.119	2.463.218	1.864.302	1.711.879

Income tax and Social Contribution (Note 12)	(1.025.851)	(599.300)	(126.672)	26.217
Deferred income tax and Social Contribution (Note 12)	403.546	71.704	10.107	(9.934)
Profit shares of employees and managers (Note 33)	(454.885)	(209.991)	(12.288)	(9.321)
Profit before minority interest	1.850.929	1.725.631	1.735.449	1.718.841

MINORITY INTEREST	(115.480)	(6.790)		—
	1.735.449	1.718.841	1.735.449	1.718.841
NET PROFIT PER SHARE – Reais			3.57	3.53

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(R$ ’000. except dividends and Interest on Equity per share)

	Registered capital	Capital reserves	Profit reserves	Earnings reserve	Funds allocated to capital increase	Total

BALANCES AT DECEMBER 31. 2005	1.621.538	4.032.222	1.503.972	—	27.123	7.184.855
	—	—	538	—	—	538
Reversion of dividends	—	—	—	1.718.841	—	1.718.841
Net profit for the year
Allocation of profit proposed to AGM:	—	—	85.942	(85.942)	—	—
Legal Reserve	—	—	—	(169.067)	—	(169.067)
Interest on Equity (R$ 1.04 per share)	—	—	—	(715.714)	—	(715.714)
Complementary dividends (R$ 4.41 per share)	—	—	241.298	(241.298)	—	—
Extraordinary dividends (R$ 3.07 per share)	—	—	—	(497.000)	—	(497.000)
Reserve under the Bylaws	—	—	9.820	(9.820)	—	—

BALANCES AT DECEMBER 31. 2006	1.621.538	4.032.222	1.841.570	—	27.123	7.522.453

Capital increase	810.769	—	(810.769)	—	—	—
Net profit for the year	—	—	—	1.735.449	—	1.735.449
Allocation of profit proposed to AGM:
Legal Reserve	—	—	86.772	(86.772)	—	—
Dividends (R$ 1.78 per share)	—	—	—	(867.725)	—	(867.725)
Retained profit	—	—	780.952	(780.952)	—	—
BALANCES AT DECEMBER 31. 2006	2.432.307	4.032.222	1.898.525	—	27.123	8.390.177

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF SOURCES AND USES OF FUNDS

YEARS ENDING DECEMBER 31. 2007 AND 2006
(R$ ’000)

	Consolidated		Holding company
		2006		2006
	2007	Reclassified	2007	Reclassified
ORIGINS OF FUNDS
From operations
Net profit for the period	1.735.449	1.718.841	1.735.449	1.718.841
Expenses (revenue) not affecting working capital
Depreciation and amortization	778.144	672.257	701	694
Net disposal of fixed assets	30.084	21.596	—	4.182
Equity income from subsidiaries	—	—	(1.911.530)	(1.594.595)
Post-employment obligations	123.007	169.910	5.144	7.871
Long term interest and monetary variations	(468.159)	(392.919)	(62.013)	(179.340)
Deferred federal taxes	(403.546)	(71.704)	(10.107)	(9.934)
Provision for losses in recovering amounts for the Extraordinary Tariff Adjustment and Free Energy	174.832	86.154	26.594	29.217
Provision (reversal) for operational losses	117.406	(124.208)	19.064	(142.565)
Other	114.359	(27.582)	13.136	19.978
Funds from operations	2.201.576	2.052.345	(1 83.562)	(145.651)
From third parties and stockholders
Financings obtained	1.055.910	2.265.902	—	30.000
Sales of stockholdings	49.234	—	—	—
Sale of interest in the FIDC	—	—	—	900.000
Receipt of units in the FIDC	—	—	7.267	26.611
Reversion of dividends	—	538		538
Dividends receivable from subsidiaries	—	—	1.675.779	1.480.255
Amortizations of accounts receivable from Minas Gerais state government	122.007	78.760	—	—
Special obligations	267.897	304.642	—	—
	1.495.048	2.649.842	1.683.046	2.437.404
Other origins
Initial working capital of subsidiaries acquired	—	262.390	—	—
Reduction in long-term receivables	—	21.045	—	—
Transfer from Non-current to Current assets
Anticipated expenses – CVA	107.689	54.351	—	—
Regulatory assets PIS. Cofins	129.671	184.071	—	—
Tax credits	285.974	—	105.900	—
Taxes subject to offsetting	246.070	—	29.398	—
Extraordinary Tariff Adjustment	390.483	300.898	—	—
Deferred Tariff Adjustment	181.546	764.139	—	—
Traders – transactions in Free Energy	29.264	94.430	—	—
Other	138.399	86.732	3.854	15.723
	1.509.096	1.768.056	139.152	15.723
TOTAL SOURCES	5.205.720	6.470.243	1.638.636	2.307.476

USES OF FUNDS
Taxes able to be offset	—	348.816	—	288.889
Increase in non-current assets	41 .776	—	—	—
Tax credits transferred from Current to Non-current assets	—	80.638	—	37.191
Deposits paid into court	17.068	120.428	9.920	—
Anticipated expenses – CVA – Transfer from Current to Non-current assets	—	50.697	—	—
Investments	108.933	552.681	7.055	569.574
In PP&E	1.392.868	1.469.762	702	—
In deferred	4.405	1.998	—	—
Interest on Equity and Dividends	867.725	1.381.781	867.725	1.381.781
Transfer from Non-current to Current liabilities
Loans and financings	1.178.950	430.217	30.246	—
Taxes and Social Contribution	64.032	346.753	—	—
Suppliers – Wholesale electricity	56.892	136.010	—	—
Post-employment obligations	194.328	220.073	10.717	8.899
Regulatory liabilities – CVA	—	34.683	—	—
Tax credits – transfer from Current assets to Non-current	58.757	20.689	—	—
Other	5.281	107.303	3.202	15.236
TOTAL USES	3.991.015	5.302.529	929.567	2.301.570
CHANGE IN NET WORKING CAPITAL	1.214.705	1.167.714	709.069	5.906
STATEMENT OF CHANGE IN NET WORKING CAPITAL
At end of period
Current assets	7.722.010	6.394.600	1.541.648	1.220.034
Current liabilities	(5.861.435)	(5.748.730)	(1.066.058)	(1.453.51 3)
	1.860.575	645.870	475.590	(233.479)
At start of period –	645.870	(521.844)	(233.479)	(239.385)
CHANGE IN NETWORKING CAPITAL	1.214.705	1.167.714	709.069	5.906

The Explanatory Notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31. 2007 AND 2006

In R$ $ ’000. except where otherwise stated.

1) OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais. “Cemig” or “the Holding company”. a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CPNJ) under number 17.155.730/0001-64. has been operating exclusively as a holding company since January 1. 2005. with stockholdings in companies controlled individually and jointly. the principal objectives of which are the construction and operation of systems for production. transformation. transmission. distribution and sale of electricity. and also activities in the various fields of energy. for the purpose of the respective commercial operation.

On December 31. 2007 Cemig had stockholdings in the following companies in operation (the information on markets served. and installed capacity. has not been reviewed by our external auditors):

■                Cemig Geração e Transmissão S.A. (subsidiary. 100% stake): Registered with the CVM (Securities Commission): Generation and transmission of electricity. through 46 power plants. 43 being hydroelectric. one a wind power plant and two thermal plants. and their transmission lines. most of them part of the Brazilian national generation and transmission grid system. Cemig Geração e Transmissão S.A. has stockholdings in the following subsidiaries that are at development phase:

— Hidrelétrica Cachoeirão S.A. (jointly controlled. 49.00% stake): Production and sale of electricity as an independent power producer. through the Cachoeirão hydroelectric power plant located at Pocrane. in the State of Minas Gerais. The power plant is in the construction phase. with startup expected in September 2008. It has generation capacity of 27 MW.

— Guanhães Energia S.A. (jointly controlled – 49.00% stake): Production of sale and sale of electricity through building and commercial operation of the following Small Hydro Plants: Dores de Guanhães; Senhora do Porto; and Jacaré. located in the municipality of Dores de Guanhães; and Fortuna II. located in the municipality of Virginópolis. both in Minas Gerais State. The plants are in construction phase. with start of operation scheduled for 2009. and will have aggregate installed capacity of 44MW.

— Cemig Baguari Energia S.A. (subsidiary – 100 stake): Production and sale of electricity as an independent producer. Cemig Geração and Transmissão expects to transfer the assets from the Baguari Consortium to this subsidiary. Operational startup of this plant is scheduled for 2009.

— Madeira Energia S.A. – (jointly controlled – 10.00% stake): Implementation. construction. operation and commercial operation of the Santo Antônio hydroelectric plant in the Madeira River Basin. in the State of Rondônia. with power of 3.150 MW (information not audited) and commercial start up scheduled for 2012).

■                Cemig Distribuição S.A. (subsidiary – 100% stake): Registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian state of Minas Gerais.

■                Rio Minas Energia Participações (“RME”) (jointly controlled – stake 25.00%: This is the company that holds 52.25% of the registered capital of Light S.A. (“Light”). the holding company that has 100% control of the distribution concession holder Light Serviços de Eletricidade S.A. with 3.9 million consumers in municipalities of the state of Rio de Janeiro. and the generating company Light Energia S.A. which has generating capacity of 855 MW.

■                Sá Carvalho S.A. (subsidiary – 100.00% stake): Production and sale of electricity. as a holder of a concession for public electricity service. through the Sá Carvalho hydroelectric power plant.

■                Usina Térmica Ipatinga S.A. (subsidiary – 100% stake): Production and sale. as an Independent Power Producer. of thermally produced electricity. through the Ipatinga thermal plant. located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

■                Companhia de Gás de Minas Gerais – Gasmig (“Gasmig”) (jointly controlled – 55.19% stake): Acquisition. transport and distribution of combustible gas or sub-products and derivatives. through concession for distribution of gas in the State of Minas Gerais. granted by the government of the State of Minas Gerais.

■                Empresa de Infovias S.A. (“Infovias”) (subsidiary – 100.00% stake): Specialized services in the area of telecommunications. by means of an integrated system consisting of fiber optic cables. coaxial cables. electronic and associated equipment (multi-service network).

■                Efficientia S.A. (subsidiary – 100.00% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects. as well as providing services of operation and maintenance in energy supply facilities.

■                Horizontes Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity. as an independent power producer. through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants. in the State of Minas Gerais. and Salto do Voltão e Salto do Passo Velho. in the State of Santa Catarina.

■                Central Termelétrica de Cogeração S.A.: (subsidiary – 100.00% stake): Production and sale of thermally generated electricity. as an independent power producer. through the construction and operation of the UTE Barreiro thermal generation plant. located on the premises of Vallourec & Mannesmann Tubes. in the State of Minas Gerais. The concession was transferred to UTE Barreiro S.A. in the first quarter of 2006.

■                Rosal Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity. as a public electricity service concession holder. through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo. Brazil.

■                Central Hidrelétrica Pai Joaquim S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent power producer. through the Pai Joaquim hydroelectric power plant. The concession was transferred to Cemig PCH S.A. in the first quarter of 2006.

■                Cemig PCH S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent power producer. through the Pai Joaquim hydroelectric power plant.

■                Cemig Capim Branco Energia S.A. (subsidiary – 100.00% stake): Production and sale of electricity as an independent producer. through the Capim Branco I and II hydroelectric power plants. built through a consortium with private-sector partners.

■                UTE Barreiro S.A (subsidiary – 100.00% stake): Production and sale of thermally generated electricity. as an independent producer. through the construction and operation of the UTE Barreiro thermal generation plant. located on the premises of Vallourec & Mannesmann Tubes. in the State of Minas Gerais.

■                Companhia Transleste de Transmissão (jointly controlled – 25.00% stake): Operation of a 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

■                Cemig Trading S.A. (subsidiary: 100.00% stake): Sale and intermediation of business transactions related to energy.

■                Companhia Transudeste de Transmissão (jointly controlled – 24.00% stake): Construction. implementation. operation and maintenance of electricity transmission facilities of the national grid – the 345 kV Itutinga–Juiz de Fora transmission line.

■                Companhia Transirapé de Transmissão (jointly controlled – 24.50% stake): Construction. implementation. operation and maintenance of electricity transmission facilities of the national grid – the 230kV Irapé–Araçuaí transmission line.

■                Empresa Paraense de Transmissão de Energia S.A. (“ETEP”) (jointly controlled – stake of 18.19%): Holder of a public service electricity transmission concession for the 500kV transmission line originating at the Tucuruí Substation and ending at the Vila do Conde Substation in the State of Pará.

■                Empresa Norte de Transmissão de Energia S.A. (“ENTE”) (jointly controlled – 18.35% stake): Holder of a public service electricity transmission concession. for two 500kV transmission lines. the first from the Tucuruí Substation to the Marabá Substation in the State of Pará. and the second from the Marabá Station to the Açailândia Substation in the State of Maranhão.

■                Empresa Regional de Transmissão de Energia S.A. (“ERTE”) (jointly controlled – 18.35% holding): Holder of a public service electricity transmission concession. for the 230kV transmission line from the Vila do Conde Substation to the Santa Maria Substation in the State of Pará.

■                Empresa Amazonense de Transmissão de Energia S.A. (“EATE”) (jointly controlled – 15.79% stake): Holder of the public service electricity transmission concession for the 500kV transmission lines between the sectionalizing Substations of Tucuruí. Marabá. Imperatriz. Presidente Dutra and Açailândia.

■                Empresa Catarinense de Transmissão de Energia S.A. (“ECTE”) (jointly controlled. with 7.50% stake: Holder of the public service electricity transmission service concession. through the 525 kV transmission line from the Campos Novos Substation to the Blumenau Substation in the State of Santa Catarina.

Cemig also has stockholdings in the companies listed below. which on December 31. 2007 were at preoperational stage:

■                Companhia de Transmissão Centroeste de Minas (jointly controlled – 51.00% stake): Construction. implementation. operation and maintenance of the electricity transmission facilities of the basic network of the national grid – the 345kV Furnas–Pimenta transmission line.

■                Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled – 49.00% stake): Implementation. operation and maintenance of the Charrúa–Nueva Temuco 220kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations. in the central region of Chile. The head office of Transchile is in Santiago. Chile.

■                Focus Soluções Tecnológicas S.A. (“AXXIOM”) (jointly controlled – 49.00% stake): Formed in August 2007 to provide services of implementation and management of systems for electricity sector companies. Start of operations is scheduled for 2008.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) PRESENTATION OF THE FINANCIAL STATEMENTS AND PRINCIPAL ACCOUNTING PRACTICES

2.1) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of the holding company and the Consolidated Financial Statements were prepared in accordance with accounting practices adopted in Brazil. consisting of: the Corporate Law;; the rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and the specific legislation applicable to electricity concession holders. put in place by the Brazilian regulator (Aneel – National Electricity Agency).

The financial statements were prepared according to accounting principles. methods and criteria that are uniform in relation to those adopted and disclosed in full at the closing of the last business year.

On December 28. 2006. Aneel published its Dispatch 3073 which changed rules of the Electricity Public Service Accounting Manual. coming into effect on January 1. 2007. ordering that the following consumer charges: the Energy Efficiency Program. the Energy Development Account (CDE). the Fuel Consumption Account (CCC). the National Scientific and Technological Development Fund (FNDCT). Expansion of the Energy System (EPE). and Research and Development be transferred from Operational Expenses to Deductions from Operational Revenue. with the corresponding reclassifications for the amounts presented in the 2006 business year.

As a result of inclusion in the Company’s Bylaws in 2007 of a provision for payment of profit shares to the employees and managers of the company. this profit share has begun to be posted as an amount reducing net profit before tax and profit shares. where in 2006 it was posted under Personnel Expenses.

Aiming to improve the information provided to the market. Cemig is presenting. as complementary information. in Appendices I. II and III. statements of cash flow. of added value and of income statements segregated by Company. All the information presented was obtained from the Company’s accounting records and those of its subsidiaries. Reclassifications have been made of certain information contained in the traditional income statement. with a view to being considered in the added value statement as distribution of added value generated.

The statements of cash flow were prepared in accordance with the criteria of FAS 95 – Statement of Cash Flows. with references made to the format of presentation. in the context of registry of the financial statements with the Securities and Exchange Commission (SEC).

Change in the Brazilian Corporate Law

On December 28. 2007. Law 11638/07 was passed. altering. repealing and creating new provisions in the Brazilian Corporate Law in the chapter relating to disclosure and preparation of financial statements. Among other aspects. this changes the criterion for recognition and valuation of certain assets and liabilities. These changes in accounting practices come into effect as from January 1. 2008.

The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with international financial reporting standards (IFRS):

The main changes to the Law. coming into effect as from 2008. with the possibility of impacting the company’s financial statements. are as follows:

•                  Replacement of the Statement of Sources and Uses of Funds by the Cash Flow Statement;

•                  Inclusion of the Added Value Statement in the group of financial statements prepared. disclosed and which are to be approved by the Ordinary General Meeting of stockholders;

•                  A new possibility was created. further to that originally specified in the corporate law. of separation of trading reporting and tax reporting. by establishing the alternative for the company of adopting in its trading reporting. and not only in auxiliary books. the provisions of the Tax Law. provided that. immediately afterward. after the calculation of the taxable profit base amount. the necessary adjustments are made for the financial statements to be in harmony with the Corporate Law and the fundamental principles of accounting;

•                  Creation of two new subgroups of accounts: Intangible. in permanent assets. and Adjustments to valuations of assets and liabilities in Stockholders’ equity. The sub group of “Adjustments to Valuation of Assets and Liabilities” will essentially have the purpose of containing the counterpart of certain valuations of assets at market price. the valuation of certain financial instruments and. also. conversion adjustments as a result of FX variation on holdings in companies outside Brazil. still pending specific regulation by the CVM. (Securities Commission);

•                  New criteria for classification and valuation of investments and financial instruments. including derivatives. These financial instruments will be classified in three categories (held for trading. held until maturity and available for sale) and their valuation at cost plus return or at market value will be made as a function of their classification in one of these categories;

•                  Introduction of the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term transactions. still awaiting specific regulation by the CVM;

•                  In absorption. merger or split transactions (combination of companies). when carried out between non-related parties and linked to effective transfer of control. all the assets and liabilities of the absorbed. split or merged company must be identified. valued and accounted at market value;

•                  Elimination of the possibility of spontaneous revaluations of fixed assets being made.

As communicated to the market. the CVM intends. by the end of 2008. to complete its process of issue of regulations for the provisions of the corporate law that were altered and which need regulation. and will review all its normative acts that deal with accounting matters. so as to verify and eliminate any divergencies in relation to the specific alterations produced by the new law.

The Company’s management is in the process of assessing the effects that the alterations mentioned above will produce on its stockholders’ equity and profit for the year of 2008. and will also take into consideration the orientations and definitions to be issued by the regulatory bodies. At the present moment. management believes it is not possible to determine the effects of these alterations on the profit and stockholders’ equity for the business year ended December 31. 2007.

Reclassification of accounting balances

The effects arising from the changes in accounting classifications of certain transactions. as mentioned above. are as follows:

Consolidated
Original line	Net amounts

Operational costs – Cost of operation
Energy Efficiency Program - PEE	104,530
Energy Development Account – CDE	333,983
CCC – the Fuel Consumption Account	554,448
Research and development	38,521
National Scientific and Technological Development Fund	29,615
Energy system expansion research	15,031
1,076,128

Consolidated
Reclassified to	Net amounts

Deductions from operational revenue
Energy Efficiency Program - PEE	(104,530)
Energy Development Account – CDE	(333,983)
CCC – the Fuel Consumption Account	(554,448)
Research and development	(38,521)
National Scientific and Technological Development Fund	(29,615)
Energy system expansion research	(15,031)
(1,076,128)

	Subsidiary	Consolidated
Original line	Net amounts	Net amounts

Operational costs – Cost of operation
Personnel and managers	9,321	209,991
	9,321	209,991
Current Assets
Other Credits	(445)	(26,546)
	(445)	(26,546)
Current Liabilities
Other Obligations	(3,025)	—
	(3,025)	—

	Subsidiary	Consolidated
Reclassified to	Net amounts	Net amounts

Income statement
Employees’ profit shares	(9,321)	(209,991)
	(9,321)	(209,991)
Current Assets
Cash and cash equivalents	445	26,546
	445	26,546
Current Liabilities
Debt to related parties	3,025	—
	3,025	—

2,2) Authorization for conclusion of the financial statements

On February 21, 2008, the Company’s Executive Board authorized conclusion of the Financial Statements for the year ended December 31, 2007, and consequent submission to the Board of Directors for approval,

2,3) Principal accounting practices

(a)  Accounting practices specific to the electricity sector

Management expenses: These are appropriated monthly to the cost of works in progress, by a sharing of up to 8% of the direct expenses on personnel and outsourced services, in proportion to the investments made,

Activities of subsidiary not linked to the public electricity service concession:  These refer basically to the Consortia for production and sale of electricity as Independent Power Producers, and the holding of the subsidiary is registered in Investments, as described in Explanatory Note 16, The balances of assets, liabilities, revenue and expenses relating to the transactions mentioned are controlled monthly through the specific financial records and statements prepared by the Consortia, in obedience to the rules of the Electricity Public Service Accounting Manual, issued by Aneel,

(b)  General accounting practices

• Cash and cash equivalents: This includes cash balances, deposits in banks, and financial investments with immediate liquidity, valued at cost, plus the returns accruing up to the date of the financial statements,

• Consumers and traders: The supply of electricity billed and not billed on the date of the financial statements is accounted by the accrual regime,

• Provision for doubtful credits: This is constituted in an amount considered sufficient to cover any losses on consumers and traders, The criteria for constitution of the provision are described in Explanatory Note 6,

• Inventories: These are valued at average acquisition cost, The materials in the inventory are classified in Current assets; the materials destined for works are classified in Fixed assets, and not depreciated,

• Non-controllable costs – CVA:  The differences between the sums of the non-controllable costs (also known as “Portion A”) used as a reference in the calculation of the tariff adjustment of Cemig Distribution and Light and the disbursements actually made are offset in the adjustment of future tariffs, and recorded in Assets or Liabilities, After the inclusion of the differences in the tariff adjustment, the expenses are transferred monthly to the income statement in proportion to reimbursement by receipt of amounts in payment of client invoices,

• Investments: Holdings in subsidiaries are valued by the equity method, and other permanent stockholdings are valued at acquisition cost, reduced by any provision for losses, where applicable,

Property, plant and equipment: The assets of property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, Those acquired or formed up to December 31, 1995 were subjected to monetary updating up to that date,

• Depreciation and amortization: These are calculated on the balance of Fixed assets in service and Investments in consortia, by the linear method, using the rates determined by Aneel for the assets related to electricity activities, and reflect the estimated useful life of the assets,

• Special obligations linked to the concession: These are posted at the value received from clients, shown as adjustments to Property, plant and equipment, These obligations are directly linked to the Public Electricity Service Concession and, in accordance with Aneel Normative Resolution 234 of October 31, 2006 and SFF/Aneel Circular Letter 1314/2007 of June 27, 2007, will be amortized as from the second periodic tariff review (March 2008) at a rate to be defined by Aneel corresponding to the average rate of assets in service,

• Other current and non-current assets and liabilities: Those subject to monetary updating by reason of legislation or contractual clauses are updated based on the indices specified therein, so as to reflect the updated amounts on the date of the financial statements, The others are presented at the values incurred on the date of formation, and in the case of assets reduced by provisions for losses, where applicable,

• Capitalization of interest charges on loans and financings: The interest and other financial charges incurred on financings linked to works in progress are appropriated to Fixed assets in progress and consortia during the period of construction,

• Post-employment obligations: The costs, contributions and actuarial liabilities related to supplementary pension plans and the other post-employment benefits are determined annually and recognized as obligations and posted based on a valuation carried out by independent actuaries, using the Projected Unit Credit Method to determine the present value of the obligations, in accordance with CVM Decision 371/00,

• Interest on Equity: The Interest on Equity paid in substitution of dividends, although registered in accounting terms as a financial expense, is presented in the financial statements as an amount reducing Stockholders’ equity, so as to reflect the essence of the transaction,

• Income tax and deferred Social Contribution: Provisions or credits are constituted on temporary additions, considering the rates in effect on these taxes, in accordance with CVM Decision 273 of August 20, 1998 and CVM Instruction 371 of June 27, 2002, and take into account the past profitability and the expectation of generation of future taxable profits based on a technical feasibility study,

• Future earnings: This refers to the discount ascertained by the subsidiary RME on the acquisition of Light S,A,, based on the expectation of future profitability of the company acquired, and amortization during the period of the concession (2026),

• Employees’ profit shares: These are provisioned in accordance with the collective labor agreement made with the unions representing the employees and are posted as amounts reducing Profit before tax and employee profit shares under the Bylaws, as a result of the inclusion of this procedure in the Company’s bylaws in 2007,

• Income statement: Revenues and expenses are recognized by the accrual method,

•    Net profit per thousand shares: This is calculated on the basis of the number of shares, excluding Shares held in Treasury, on the date of the financial statements,

• Use of estimates: The preparation of financial statements requires management to use estimates for the posting of certain transactions, which affect assets and liabilities, revenues and expenses of Cemig and of the subsidiaries, and also the disclosure of information on data of their financial statements, The final results of these transactions and information, when they are actually carried out in subsequent periods, may be different from these estimates, The Company revises the estimates and assumptions at least quarterly, except in relation to the Post-employment obligations, as specified in the note above, The main estimates related to the financial statements referred to the posting of the effects arising from the Rationing Program, the General Agreement for the Electricity Sector, transactions in the Electricity Sale Chamber (“CCEE”), the Provision for doubtful credits, Non-controllable costs – CVA, Accounts receivable from the Minas Gerais state government, Tax credits, Post-employment obligations, Depreciation, Provisions for contingencies, and Unbilled supply of electricity,

• Provisions: A provision is recognized in the balance sheet when the company has a legal obligation or an obligation constituted as a result of a past event, and it is probable that the funds will be required to settle it, Provisions are registered on the basis of the best estimates of the risk involved,

3) PRINCIPLES OF CONSOLIDATION

The financial statements of the subsidiaries and jointly controlled companies mentioned in Explanatory Note 1 were consolidated, The data of the controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the financial statements of the investees, All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company,

In the consolidation, the holdings of the holding company in the Stockholders’ equity of investee companies, and the significant balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated,

The portion relating to the minority holdings in Stockholders’ equity of the subsidiaries is shown separately in Liabilities,

The financial statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the year,

It should be noted that starting in the third quarter of 2006, Cemig now partially consolidates the financial statements of RME and the transmission companies EPTE, ENTE, ERTE, EATE and ECTE, posting the results as equity income in the consolidated results as from August 1, 2006,

The dates of the financial statements of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company,

4) – CONCESSIONS

CEMIG and its subsidiaries have the following concessions from Aneel:

		Information not audited
	Location	Installed capacity, MW	Date of concession or authorization	Expires
GENERATION
Hydroelectric plants-
São Simão	Rio Paranaíba	1,710,000	01/1965	01/2015
Emborcação	Rio Paranaíba	1,192,000	07/1975	07/2005
Nova Ponte	Rio Araguari	510,000	07/1975	07/2005
Jaguara	Rio Grande	424,000	08/1963	08/2013
Miranda	Rio Araguari	408,000	12/1986	12/2016
Três Marias	Rio São Francisco	396,000	04/1958	07/2015
Volta Grande	Rio Grande	380,000	02/1967	02/2017
Irapé	Rio Jequitinhonha	360,000	01/1999	02/2035
Aimorés	Rio Doce	161,700	07/2000	12/2035
Salto Grande	Rio Santo Antônio	102,000	10/1963	07/2015
Funil	Rio Grande	88,200	10/1964	12/2035
Queimado	Rio Preto	86,625	11/1997	01/2033
Itutinga	Rio Grande	52,000	01/1953	07/2015
Capim Branco I	Rio Araguari	50,526	08/2001	08/2036
Capim Branco II	Rio Araguari	44,210	08/2001	08/2036
Camargos	Rio Grande	46,000	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	37,333	05/1997	07/2032
Igarapava	Rio Grande	30,450	05/1995	12/2028
Piau	Rio Piau / Pinho	18,012	10/1964	07/2015
Gafanhoto	Rio Pará	14,000	09/1953	07/2015
Sá Carvalho	Rio Piracicaba	78,000	12/1994	12/2024
Rosal	Itabapoana – RJ	55,000	04/1997	05/2032
Pai Joaquim	Rio Araguari	23,000	12/2005	04/2032
Others	Various	115,210	Various	Various
Light – Fontes Nova	Ribeirão dos Lajes	17,243	07/1996	06/2026
Light – Nilo Peçanha	Ribeirão dos Lajes	49,638	07/1996	06/2026
Light – Pereira Passos	Ribeirão dos Lajes	13,063	07/1996	06/2026
Light – Ilha dos Pombos	Rio Paraíba do Sul	23,904	07/1996	06/2026
Light – Santa Branca	Rio Paraíba do Sul	7,446	07/1996	06/2026
		6,493,560

Wind plant-
Morro do Camelinho	Gouveia – MG	1,000	03/2000	—

Thermal plants-
Igarapé	Juatuba – MG	131,000	01/2005	08/2024
Formoso	Formoso – MG	0,440	04/1999	—
Ipatinga	Ipatinga – MG	40,000	11/2000	12/2014
Barreiro	Belo Horizonte	11,398	02/2006	04/2023
		182,838

Works in progress
Baguari hydroelectric plant	Rio Doce	47,600	08/2006	08/2041
Cachoeirão Small Hydro Plant (PHC)	Rio Manhuaçu	13,230	07/2000	07/2030
Dores dos Guanhães PHC	Rio Guanhães	6,860	11/2002	11/2032
Fortuna II PHC	Rio Guanhães	4,410	12/2001	12/2031
Senhora do Porto PHC	Rio Guanhães	5,880	10/2002	10/2032
Jacaré PHC	Rio Guanhães	4,410	10/2002	10/2032
		82,390

TOTAL GENERATION		6,759,788

TRANSMISSION
National grid	Minas Gerais	—	07/1997	07/2015
Substations
Itajubá – 3	Minas Gerais	—	10/2000	10/2030
Transmission lines
Transleste: Irapé – Montes Claros	Minas Gerais	—	02/2004	02/2034
Transudeste: Itutinga – Juiz de Fora	Minas Gerais	—	03/2005	03/2035
Transirapé: Irapé–Araçuaí	Minas Gerais	—	03/2005	03/2035
ETEP: Tucuruí–Vila do Conde	Pará	—	06/2001	06/2031
ENTE: Tucuruí–Marabá–Açailândia	Pará/Maranhão	—	12/2002	12/2032
ERTE: Vila do Conde–Santa Maria	Pará	—	12/2002	12/2032
EATE: Tucuruí–Presidente Dutra	Pará	—	06/2001	06/2031
ECTE: Campos Novos–Blumenau	Santa Catarina	—	11/2000	11/2030

Works in progress:
Transchile: Charrúa–Nova Temuco	Chile	—	04/2005	07/2028
Centroeste de Minas: Furnas–Pimenta	Minas Gerais	—	03/2005	03/2035

Information not audited
	Location	Installed capacity, MW	Date of concession or authorization	Expires

DISTRIBUTION
North	Minas Gerais	—	04/1997	02/2016
South	Minas Gerais	—	04/1997	02/2016
East	Minas Gerais	—	04/1997	02/2016
West	Minas Gerais	—	04/1997	02/2016
Light	Rio de Janeiro	—	07/1996	06/2026

The installed capacities shown refer to Cemig’s stockholding interest in the subsidiaries and in consortia with the private sector, See further information in Explanatory Note 16,

RENEWAL OF CONCESSIONS OF ELECTRICITY GENERATION PLANTS

On June 14, 2007, the Mining and Energy Ministry (MME), by Ministerial Order MME 124/2007, renewed the period of concession for Cemig Geração e Transmissão for 20 years from the date of expiry for the following plants – Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias, Emborcação, Nova Ponte and Santa Luzia – which have total installed capacity of 1,735 MW (unaudited information),

Extension of concessions will be put into effect by signature of the Amendment to Concession Contract 007/97 – which will obey the rules and conditions established by the relevant legislation, and also those in Law 10848, of March 15, 2004, and its respective regulations, The proceedings are under analysis by the National Electricity Agency (Aneel) and signature of the Amendment will probably take place in the first half of 2008,

Payments for concessions

In obtaining the concessions for construction of some generation projects, the CEMIG Geração e Transmissão S,A, undertook to make payments to the concession-granting power, over the period of validity of the contract, as compensation for commercial operation, The information on the concessions, and the amounts to be paid, are as follows:

Project	Nominal value on 31/12/07	Present value on 31/12/07	Period of amortization	Indexor
Porto Estrela (consortium)	292,393	75,387	08/2001 to 07/2032	IGP-M
Irapé	29,356	10,471	03/2006 to 02/2035	IGP-M
Capim Branco (consortium)	18,444	6,398	09/2007 to 08/2035	IGP-M
Queimado (consortium)	7,753	2,943	01/2004 to 12/2032	IGP-M

The portions paid to the concession-granting power for the Porto Estrela, Irapé, Capim Branco and Queimado plants in 2007 were respectively R$ 1,000, R$ 284, R$ 155 and R$ 97,

The present value of the concessions of Porto Estrela, Irapé, Capim Branco and Queimado was calculated at a rate of 10,00% per year and the present value of the portions to be paid in the 12 month period correspond to R$ 1,019, R $624, R$ 294 and R$ 97, (nominal value of R$ 1,070, R$ 657, R$ 308 and R$ 102), respectively,

The concessions to be paid to the concession-granting power provide for monthly portions with different values over time, For the purposes of accounting and recognition of costs, however, the company recognizes the expenses incurred in a counterpart entry in Non-current liabilities – Others, in a linear manner, based on the adjusted normal value, as previously indicated, in accordance with the accrual principle,

At the end of the concession, the residual value of the projects is to be reimbursed to the company by the concession-granting power,

5) CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	2007	2006	2007	2006

Bank accounts	443,490	134,324	5,739	1,847
Cash investments
Bank certificates of deposit	1,351,880	1,028,630	16,214	21,987
Treasury financial notes	97,101	67,174	—	—
National Treasury notes	105,869	141,527	—	—
Others	67,879	30,392	—	—
	1,622,729	1,267,723	16,214	21,987

	2,066,219	1,402,047	21,953	23,834

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and under normal market rates, and are available to be used in the Company’s operations,

6) CONSUMERS AND TRADERS

Consolidated
	Not yet due	Overdue up to 90 days	Overdue more than 90 days	Total
Consumer category	2007	2007	2007	2007	2006

Residential	443,580	199,704	210,296	853,580	809,616
Industrial	321,968	58,049	274,192	654,209	673,544
Commercial, services and others	265,628	68,044	97,928	431,600	432,835
Rural	66,734	21,765	20,012	108,511	91,360
Public authorities	62,827	16,291	30,311	109,429	93,065
Public illumination	99,839	9,869	18,746	128,454	122,928
Public service	50,432	5,597	5,167	61,196	164,644
Sub-total – consumers	1,311,008	379,319	656,652	2,346,979	2,387,992
Supply to other concession holders	140,305	135	902	141,342	145,904
Provision for doubtful credits	—	—	(463,197)	(463,197)	(458,913)
	1,451,313	379,454	194,357	2,025,124	2,074,983

Holding company
	Not yet due	Overdue up to 90 days	Overdue more than 90 days	Total
Consumer category	2007	2007	2007	2007	2006

Residential	—	—	6,712	6,712	29,363
Industrial	—	—	38,315	38,315	42,044
Commercial, services and others	—	—	10,160	10,160	22,031
Rural	—	—	4,087	4,087	5,245
Public authorities	—	—	1,357	1,357	1,452
Public illumination	—	—	2,666	2,666	2,676
Public service	—	—	1,029	1,029	1,113
Sub-total – consumers	—	—	64,326	64,326	103,924
Provision for doubtful credits	—	—	(64,326)	(64,326)	(103,924)
	—	—	—	—	—

The provision for doubtful credits made is considered to be sufficient to cover any losses in the realization of these assets,

Receivables in the amount of R$ 44,469 are recorded in non-current assets (long-term receivables) at December 31, 2007 (R$50,357 at December 31, 2006), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and the prefecture of Belo Horizonte, to be paid by September 2012 and March 2010, respectively,

Credits receivable from an industrial consumer in the amount of R$ 90,834, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, by Ministerial Order 045/86, are recorded in the accounts, The Company expects this action to be concluded before the end of 2008, and expects the amounts referred to be received in full,

The breakdown of the provision for doubtful receivables, by consumer category, is as follows:

	Consolidated		Holding company
	2007	2006	2007	2006

Residential	174,226	159,599	6,713	29,363
Industrial	163,953	132,065	38,314	42,044
Commercial, services and others	74,932	86,335	10,160	22,031
Rural	12,595	12,922	4,087	5,245
Public authorities	20,538	17,848	1,357	1,452
Public illumination	13,235	13,990	2,666	2,676
Public service	3,718	36,154	1,029	1,113
	463,197	458,913	64,326	103,924

Changes in the provision for doubtful receivables in 2007 were as follows:

	Consolidated	Holding company

Balance on December 31, 2006	458,913	103,924
Constitution (reversal) of provision	143,190	(6,994)
Deducted from accounts receivable	(138,906)	(32,604)
Balance on December 31, 2007	463,197	64,326

According to rules laid down by Aneel, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers and more than 360 days for the other consumer categories are provisioned in full,

7) REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	Consolidated
	2007	2006
Assets
Extraordinary Tariff Recomposition and Portion “A” – Note 8	1,172,346	1,334,607
Traders – transactions in Free Energy during the rationing program – Note 9	45,072	157,693
Deferred tariff adjustment – Note 13	545,233	918,719
PIS, COFINS and PASEP taxes – Note 15	118,473	323,518
Anticipated expenses – CVA – Note 10	697,541	619,636
Revision of the Tariff for Use of the Distribution System - TUSD	3,089	—
Recovery of discounts on the TUSD	3,327	1,997
Low-income subsidy	116,361	30,987
	2,701,442	3,387,157

Liabilities
Suppliers – passthrough to generators for purchase of Free Energy – Note 18	(342,370)	(352,039)
Purchase of energy during Rationing – Note 18	(51,600)	(78,989)
Review of transmission revenue – Note 23	(23,448)	—
Amounts to be restituted in the tariff – CVA – Note 10	(745,273)	(448,050)
Revision of the distribution system – TUSD	(15,955)	—
	(1,178,646)	(879,078)

Taxes and contributions – deferred liabilities – Note 19	(625,712)	(957,085)
	(1,804,358)	(1,836,163)

Total	897,084	1,550,994

8) THE EXTRAORDINARY TARIFF RECOMPOSITION, AND PORTION “A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an accord with the electricity distributors and generators in 2001, named “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of the concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), given to compensate for the variation in non-manageable costs of Portion “A” taking place in the period from January 1 to October 25, 2001,

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001 and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001, The tariff adjustments were set by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                       Adjustment of 2,90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18,00% or more of the average cost of production and which meets certain requirements related to load factor and electricity demand, specified in the Resolution,

•                       Increase of 7,90% for other consumers,

The RTE described above is being used to compensate the following items:

•                       Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel, Calculation of this value did not take into account any losses from default by consumers,

•                       Passthrough to be made to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”), in the period from June 1, 2001 to February 28, 2002, with price in excess of R$ 49,26/MWh (“free energy”),

The recovery of the credits through the RTE, in accordance with Normative Resolution 45, of March 3, 2004, is carried out in the proportion of 64,29% and 35,71% for the credits relating to the losses of billing and free energy, respectively,

The RTE credits, relating to losses from rationing, are being updated by the variation in the Selic rate up to the month in which they are actually offset,

The RTE credits relating to free energy are updated by the Selic rate with the addition of 1,00% per annum of interest for the amounts to be passed through to the generators who obtained loans from the BNDES,

The ICMS tax applicable to the consolidated balance of the RTE, corresponding to the revenues to be invoiced, which is estimated at R$ 96,269 on December 31, 2007 (R$165,890 on December 31, 2006) is due only at the time of issuance of the respective electricity bill to consumers, The company operates as a mere passthrough agent of this tax between consumers and the state tax authority, and thus did not make any record of the said obligation in advance,

Provision for losses in realization

Cemig and its subsidiaries have prepared studies to ascertain whether the period stipulated by Aneel for recovery of the amounts homologated will be sufficient, The preparation of this study is based on certain assumptions, the most important being those referring to the projections for tariff increases, inflation rates, the Selic rate and the growth of the electricity market,

Based on this study, we estimated the provision for losses in the realization of the RTE amounts on 2007 December at R$ 452,633
(R$ 406,216 on 31 June, 2006),

b) Portion “A”

The items of Portion “A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period,

Through Normative Resolution No, 1, of January 12, 2004, Aneel laid down that the values of the variations in the non-manageable items of Portion “A” would cease to be included in the limit period of validity of the RTE, and their recovery would begin immediately after the end of the period of validity of the RTE, using the same mechanisms of recovery, that is to say, the adjustment applied to the tariffs for compensation of the RTE values will remain in effect for compensation of the items of Portion “A”,

The Portion “A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset,

c) Composition of the balances of the RTE and Portion “A”

The amounts to be received in relation to the RTE and Portion “A”, recorded in Assets, are:

	Consolidated
	2007	2006
	Total	Total
CEMIG – Holding company
Losses from rationing	250,527	223,933
(-) Provision for losses in realization of the RTE	(250,527)	(223,933)
	—	—
Cemig Distribuição S,A
Losses from rationing	127,806	299,069
Passthrough to be made to the generators	333,866	337,370
Portion A	707,422	632,388
(-) Provision for losses in realization of the RTE	(92,329)	(90,044)
	1,076,765	1,178,783
RME – Light
Losses from rationing	79,876	101,507
Passthrough to be made to the generators	40,640	70,720
Portion A	84,842	75,836
(-) Provision for losses in realization of the RTE	(109,777)	(92,239)
	95,581	155,824
Total of RTE and Portion “A”	1,172,346	1,334,607
Current assets	450,817	355,599
Non-current assets	721,529	979,008

The RTE amounts to be passed through to the generators refer to free energy, and are posted in Current assets and Non-current assets, in Suppliers, in the amounts of R$ 27,381 and R$ 314,989, (R$ 124,557 and R$ 227,482 on December 31, 2006) respectively,

9) TRADERS – TRANSACTIONS IN FREE ENERGY

The rights of the subsidiary Cemig Geração e Transmissão in relation to the transactions in free energy in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated
	2007	2006
ASSETS
Amounts to be received from distributors	436,084	402,752
Provision for losses in realization	(391,012)	(245,059)
	45,072	157,693

Current	31,426	123,056
Non-current	13,646	34,637

The amounts to be received refer to the difference between the prices paid by the Company in the transactions in energy on the CCEE/MAE, during the period when the Rationing Program was in force, and the amount of R$ 49,26/MWh, which is to be reimbursed through the amounts raised by means of the RTE, as defined in the General Accord for the Electricity Sector,

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors raise and passthrough the amounts obtained monthly by means of the RTE to the generators and distributors who have amounts to be received, among which the Company is included, since March 2003,

The rights of the subsidiary Cemig Geração e Transmissão are updated by the variation in the Selic rate plus 1,00% interest per year,

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded,

Provision for losses in realization

The subsidiary Cemig Geração e Transmissão receives the amounts of the RTE from other distributors, who have a limit period, stipulated by Aneel, to raise the RTE from consumers and pass through the amounts owed to the company,

A study was carried out of the amounts of average passthroughs received by the distributors, to verify whether the period stipulated for the distributors to make the passthrough would be enough for recovery of the amounts homologated by Aneel, Based on this study, the provision for losses on realization of the free energy credits on December 31, 2007 was estimated at R$ 391,012 (R$ 245,059 on December 31, 2006), and this was registered as an amount reducing the respective asset,

In the second half of 2007 the Company reviewed the calculations of financial updating of the amounts receivable by the distributors based on the criteria supplied by Aneel, which resulted in an increase in the value of the asset, As a consequence, there was also an equivalent increase in the value of the provision for losses, These adjustments generated no net effect on the profit for the year,

10) ANTICIPATED EXPENSES AND REGULATORY LIABILITIES – CVA

The balance on the Account to Compensate for Variation of Portion “A” items (CVA) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made, The variations ascertained are compensated in the subsequent tariff adjustments,

The balance on the CVA is shown below:

	Consolidated
	2007	2006

Cemig Distribuição	(35,092)	143,204
RME – Light	(12,640)	28,382
	(47,732)	171,586

Current assets	519,699	459,898
Non-current assets	177,842	159,738
Current liabilities	(549,133)	(328,143)
Non-current liabilities	(196,140)	(119,907)
Net amounts	(47,732)	171,586

11) TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	2007	2006	2007	2006
Current
ICMS recoverable	193,055	15,088	3,561	3,508
Income tax	314,245	144,350	—	7,325
Social Contribution	104,564	42,893	—	5
PASEP	35,782	5,877	4,571	13
COFINS	135,960	32,769	21,184	206
Others	26,687	43,220	3,680	1,386
	810,293	284,197	32,996	12,443
Non-current
ICMS recoverable	84,774	312,434	367	367
Income tax	233,275	260,013	233,275	260,013
Social Contribution	25,984	28,644	25,984	28,644
Pasep and Cofins taxes	21,068	—	—	—
	365,101	601,091	259,626	289,024

	1,175,394	885,288	292,622	301,467

The amounts of the Pasep and Cofins taxes registered in the holding company refer to the constitution of assets recoverable corresponding to the difference of taxation of these contributions under the non-cumulative regime (9,25%) and the cumulative regime (3,65%) applied to revenues from transmission from the period February-December 2004, arising from contracts signed on dates prior to October 31, 2003 (pre-set price),

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2007, which will be offset in the Income Tax and Social Contribution payable in 2008,

The credits of ICMS recoverable, posted in Non-current assets, arise from acquisitions of fixed assets and are offset in 48 months, The company is in the process of adaptation to the new requirements for electronic information laid down by the government of the state of Minas Gerais, which will allow for the offsetting of the credits as from the first quarter of 2008,

12) TAX CREDITS

Deferred income tax and Social Contribution

Cemig and its subsidiaries have deferred income tax credits posted in Current assets and Non-current assets, constituted at the rate of 25,00% and deferred Social Contribution credits, at the rate of 9,00%, as follows:

	Consolidated		Holding company
	2007	2006	2007	2006
Tax credits on temporary differences
Tax loss/negative base	283,859	367,944	81,712	108,152
Contingency provisions	190,426	163,185	76,326	73,668
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and free energy	249,515	190,072	85,179	76,137
Post-employment obligations	54,132	49,279	1,101	2,423
Provision for doubtful receivables	185,015	166,697	21,871	35,334
Provision for Pasep/Cofins – Extraordinary Tariff Recomposition	19,315	58,524	—	7,455
Provision for non-recovery of tax credits - Light	(29,616)	(239,472)	—	—
Financial instruments	79,625	—	—	—
FX variation	66,924	—	—	—
Others	85,450	48,153	1,343	1,335
	1,184,645	804,382	267,532	304,504

Current assets	489,757	125,790	92,975	24,047
Non-current assets	694,888	678,592	174,557	280,457

At its meeting on March 6, 2008, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371, This study includes Cemig and its subsidiaries Cemig Generation and Transmission and Cemig Distribution, and was submitted to Cemig’s Audit Board for examination on March 6, 2008,

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on December 31, 2007 to be realized according to the following estimate:

	Consolidated	Holding company

2008	489,757	92,975
2009	194,453	41,404
2010	112,523	36,803
2011	119,130	34,329
2012	104,613	33,372
2013 to 2015	111,104	28,429
2016 and 2017	82,681	220
(-) Provision for losses on recovery of tax credits: RME/Light	(29,616)	—
	1,184,645	267,532

As well as the provision for non-recovery of tax credits of Light, on March 31, 2007 the holding company had tax credits not recognized in its financial statements, in the amount of R$ 444,269 (R$ 442,760 on December 31, 2006),

The credits not recognized refer basically to the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 14), As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution, The portion not recognized in relation to this issue is R$ 437,509,

From the business year 2002 to 2006, Light did not recognize in its accounts new deferred tax credits on temporary differences and tax losses in accordance with CVM Instruction 371/02, because at that time it did not have taxable profit for at least three years of a minimum period of five years, Starting with the business year 2007, when the conditions of this CVM rule began to be met, Light began to recognize new deferred tax assets on the temporary differences and also accounted the tax credits accumulated since 2003, in the amount of R$ 212,812 (corresponding to 25,00% of the total, in accordance with the proportional consolidation made by the Company),

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated		Holding company
	2007	2006	2007	2006
Profit before income tax and Social Contribution	2,928,119	2,463,218	1,864,302	1,711,879
Income tax and Social Contribution – nominal expense	(995,560)	(837,494)	(633,863)	(582,039)
Tax effects applicable to:
Provision (reversal) for loss on accounts receivable from the government of the State of Minas Gerais	—	142,577	—	142,577
Equity income from subsidiaries	—	—	523,110	401,894
Recognition of deferred assets	218,763	—	—	—
Employee profit shares	154,518	71,397	4,178	3,169
Interest on Equity	—	57,483	—	57,483
Non-deductible contributions and donations	(12,330)	(9,179)	(296)	(233)
Tax incentive amounts	24,178	16,305	—	—
Tax credits not recognized	(11,476)	(11,413)	(776)	(130)
Amortization of premium/goodwill	(7,686)	—	(7,686)	—
Others	7,288	42,728	(1,232)	(6,438)
Income tax and Social Contribution – effective expense	(622,305)	(527,596)	(116,565)	16,283

13) DEFERRED TARIFF ADJUSTMENT

Aneel, through Homologating Resolution 71, which was published with backdated effect on April 4, 2004, defined the results of the periodic tariff revision of Cemig Distribuição,

The periodic tariff revision includes the repositioning of the electricity retail supply tariffs at a level compatible with the preservation of the economic-financial equilibrium of the concession contract, providing sufficient revenue to cover efficient operational costs and adequate remuneration of the investments,

The average adjustment applied to Cemig’s tariffs on April 8, 2003, on a provisional basis, was 31,53%, However, as described in the Resolution mentioned, the final tariff repositioning for Cemig should be 44,41%, The percentage difference of 12,88% was to be offset through an increase of R$ 301,334, at April 2003 values, in the tariff adjustments scheduled to take place in 2004 through 2007, cumulatively,

The last portion that should have been included in the tariff adjustment of April 8, 2007 was postponed to the year 2008,

The difference between the tariff repositioning to which Cemig Distribuição has the right and the tariff actually charged to consumers is recognized as a Regulatory Asset,

The amounts relating to the deferred tariff adjustment are updated in monetary terms by the IGP-M Index plus interest of 11,26% per year,

	Consolidated
	2007	2006
Deferred tariff adjustment – since April 8, 2003	949,612	949,612
Interest (defined by Aneel – 11,26% p,a,)	434,188	351,044
Monetary updating – IGP-M Inflation Index	189,763	137,107
(-) Amounts raised	(1,028,330)	(519,044)
	545,233	918,719

Current assets	463,491	791,231
Non-current assets	81,742	127,488

Additionally, deferred taxes applicable to actual revenue were recognized, the balance of which on December 31 2007 was R$ 235,813

14) ACCOUNTS RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT AND RECEIVABLES FUND (“FIDC”)

The outstanding credit balance receivable on the CRC (Results Compensation) Account was passed to the State of Minas Gerais in 1995, under an agreement to assign that account (“the CRC Contract”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus inflation correction by the Ufir index,

On January 24, 2001 the First Amendment was signed, replacing the inflation indexation unit in the contract, which was the Ufir, with the IGP-DI, backdated to November 2000, due to the abolition of the Ufir in October 2000,

In October 2002 the Second and Third Amendments to the CRC Contract were signed, setting new conditions for amortization of the credits receivable from the State of Minas Gerais, The main clauses were: (i) the monetary updating by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates at 6,00% and 12,00% for the Second and Third Amendments, respectively; and (iv) guarantee of full retention of the dividends owed to Minas Gerais state for settlement of the Third Amendment,

a) The Fourth Amendment to the CRC contract

As a result of the default in the receipt of the credits referred to in the Second and Third Amendments, the Fourth Amendment was signed with the aim of making possible the full receipt of the CRC through retention of dividends as and when the government of the state becomes entitled to them, This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006,

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to R$ 2,941,599 on December 31, 2004,

As a result of the reconciliation made between Cemig and the State of the criteria for updating of the contract, since its signature, as established in the sole sub-paragraph of Clause 1 of the fourth amendment to the CRC contract, the balance payable will be reduced by R$ 102,131, arriving at the value of R$2,839,468, on base date December 31, 2004 which updated to December 31, 2007 is R$3,661,160,

The government of the state will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive, The amounts of the portions for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$ 28,828 for the 1st, and R$ 83,686 for the 61st – expressed in currency of December 31, 2007,

The amortization of the debt will primarily be effected by means of retention of 65,00% of the minimum obligatory dividends payable to the government of the State, If the amount is not sufficient to amortize the portion becoming due the retention may be of up to 65% of all and any amount of extraordinary dividends or Interest on Equity, These dividends retained are used to amortize the contract in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance,

On December 31, 2007 the installments of the contract becoming due on June 30 and December 31, 2008 had already been amortized,

The signature of the Fourth Amendment to the contract provides that, so as to ensure complete receipt of the credits, the provisions of Clause 11 of the Bylaws must be obeyed – they define certain targets to be met annually in conformity with the Strategic Plan, which must be complied with,

Target	Required Ratio
Debt/Ebitda	Less than 2 (1)
Debt/(Debt plus stockholders equity)	Less than or equal to 40,00% (2)
Capital expenditure and acquisition of assets	Less than or equal to 40,00% of Ebitda (3)

Ebitda = earnings before interest, taxes on profit, depreciation and amortization,

(1)             Less than 2,5 in certain situations specified in the Bylaws,

(2)             Less than equal to 50% in certain situations specified in the Bylaws,

(3)             For 2006 and 2007 the indices required are 65,00% and 55,00% respectively,

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”), The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, estimating the dividends that will be retained for amortization of the outstanding debtor balance on the CRC contract, Based on these projections the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units,

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI + 1,7% of interest per year, guaranteed by Cemig,

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units,

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10,00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1,70% per year,

The movement on the FIDC account in 2007 was as follows:

Consolidated and Holding company

Balance at December 31, 2006	1,726,293
Monetary updating on the senior units	123,335
Monetary updating on the subordinated units	35,656
Amortization of the senior units	(114,740)
Amortization of the subordinated units	(7,267)
Balance at December 31, 2007	1,763,277

Balance at December 31, 2007
- Senior units held by third parties	990,386

- Subordinated units held by Cemig	708,451
Dividends held by the Fund	64,440
772,891

TOTAL	1,763,277

Cemig made payments of dividends on December 28, 2007, which were used to amortize the senior and subordinated units, and operational expenses, of the FIDC, in the amount of R$ 62,252, R$ 899, and R$ 923 respectively, However, the amortization was made in fact on January 2, 2008,

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2007, are posted in Current Liabilities, Of the dividends to be distributed, R$ 193,350 is payable to the Minas Gerais State Government, R$ 125,677 will be retained for repayment of part of the due receivables on the CRC, The remaining amount of R$67,673 is to be paid to the government of the State of Minas Gerais,

d) Consolidation criterion of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units in the event that the dividends due to the state government are not sufficient for amortization of the installments, the Consolidated Financial Statements present the balance of the FIDC registered in full in Cemig and the senior units are presented as a debt under loans and financings in short and long-term liabilities, Similarly, in the consolidation the monetary updating of the FIDC was recognized in full as a financial expense, and in counterpart the amount of the monetary updating of the senior units was registered as a cost of debt,

15) REGULATORY ASSET – PIS/PASEP AND COFINS

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS/Pasep and Cofins taxes, As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005,

In view of the fact that this increase in the expense should be repaid to the company through tariffs, the credits were registered, in accordance with a criterion defined by Aneel, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes,

	Consolidated
	2007	2006

Cemig Distribuição	116,127	298,510
Cemig Geração e Transmissão	826	—
RME – Light	1,520	25,008
	118,473	323,518

Current assets	57,593	107,959
Long term assets	60,880	215,559

16) INVESTMENTS

	Consolidated		Holding company
	2007	2006	2007	2006
In subsidiaries and jointly controlled companies
Cemig Geração e Transmissão	—	—	2,988,263	2,950,912
Cemig Distribuição	—	—	2,440,542	2,349,982
Rio Minas Energia Participações	—	—	265,557	212,015
Infovias	—	—	329,705	297,471
GASMIG	—	—	192,098	152,317
Rosal Energia	—	—	90,292	105,105
Sá Carvalho	—	—	94,078	92,876
Horizontes Energia	—	—	66,349	66,098
Usina Térmica Ipatinga	—	—	65,848	65,488
Cemig PCH	—	—	51,690	51,438
Cemig Capim Branco Energia	—	—	51,706	46,484
Companhia Transleste de Transmissão	—	—	13,943	14,610
UTE Barreiro	—	—	6,690	10,163
Companhia Transudeste de Transmissão	—	—	7,776	7,200
Central Hidrelétrica Pai Joaquim	—	—	477	192
Companhia Transirapé de Transmissão	—	—	5,767	5,473
Transchile	—	—	11,675	13,370
Efficientia	—	—	4,198	3,208
Central Termelétrica de Cogeração	—	—	334	1,609
Companhia de Transmissão Centroeste de Minas	—	—	6,703	6,662
Cemig Trading	—	—	154	253
Empresa Paraense de Transmissão de Energia-EPTE	—	—	14,362	14,942
Empresa Norte de Transmissão de Energia-ENTE	—	—	28,508	27,026
Empresa Regional de Transmissão de Energia-ERTE	—	—	6,266	6,019
Empresa Amazonense de Transmissão de Energia-EATE	—	—	46,445	51,252
Empresa Catarinense de Transmissão de Energia-ECTE			4,489	5,330
Focus Soluções Tecnológicas	—	—	235	—
	—	—	6,794,150	6,557,495

In consortia	1,050,496	979,485	—	—
Goodwill on acquisition of the stake in Infovias	—	—	3,077	7,272
Goodwill on acquisition of the stake in Rosal Energia	—	—	38,680	31,597
Goodwill on acquisition of the stake in EPTE	—	—	26,297	27,420
Goodwill on acquisition of the stake in ENTE	—	—	38,984	40,549
Goodwill on acquisition of the stake in ERTE	—	—	8,927	9,286
Goodwill on acquisition of the stake in EATE	—	—	147,739	154,047
Goodwill on acquisition of the stake in ECTE	—	—	7,153	7,467
In other investments	20,358	19,390	3,506	3,711
	1,070,854	998,875	274,363	281,349
	1,070,854	998,875	7,068,513	6,838,844

a)              The main information on the investees is as follows:

		BALANCE AT DECEMBER 31, 2007			January to December 2007
Controlled companies	Number of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig Geração e Transmissão	2,896,785,358	100,00	2,896,785	2,988,263	709,673	747,024
Cemig Distribuição	2,261,997,787	100,00	2,261,998	2,440,542	680,648	771,208
Infovias	331,066,000	100,00	300,083	329,705	26,801	56,422
Rosal Energia	86,944,467	100,00	86,944	90,292	18,008	18,956
Sá Carvalho	860,000,000	100,00	86,833	94,078	22,842	24,044
GASMIG	196,155,000	55,19	154,657	348,051	13,044	83,593
Horizontes Energia	64,257,563	100,00	64,258	66,349	4,748	8,184
Usina Térmica Ipatinga	64,174,281	100,00	64,174	65,848	6,840	7,200
Cemig PCH	50,952,000	100,00	50,953	51,690	15,296	14,742
Cemig Capim Branco Energia	45,528,000	100,00	45,528	51,706	38,163	39,166
Companhia Transleste de Transmissão	33,051,000	25,00	49,569	55,776	2,363	7,572
UTE Barreiro	11,918,000	100,00	11,918	6,690	—	(2,742)
Companhia Transudeste de Transmissão	301,000	24,00	30,000	32,400	179	3,148
Central Hidrelétrica Pai Joaquim	1,000	100,00	1	477	—	12
Companhia Transirapé de Transmissão	1,000	24,50	22,340	23,540	—	1,200
Transchile	22,000	49,00	23,827	23,827	—	—
Efficientia	3,742,249	100,00	3,742	4,198	205	1,195
Central Termelétrica de Cogeração	1,000	100,00	1	334	—	334
Companhia de Transmissão Centroeste de Minas	50,000	51,00	51	13,143	—	—
Rio Minas Energia	12,000	25,00	709,310	1,062,224	94,228	591,113
Cemig Trading	160,000	100,00	160	154	51	(8)
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	18,19	63,475	78,183	5,840	20,613
Empresa Norte de Transmissão de Energia - ENTE	100,840,000	18,35	109,907	155,355	(7,868)	40,768
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18,35	23,400	34,146	1,542	9,749
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	15,79	250,009	289,561	25,227	90,469
Empresa Catarinense de Transmissão de Energia ECTE	42,095,000	7,50	42,095	59,844	2,213	18,274
Focus Soluções Tecnológicas	2,000	49,00	200	1,150	—	—

		BALANCE AT DECEMBER 31, 2006			January to December 2006
Controlled companies	Number of shares	Cemig stake %	Registered Capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig Geração e Transmissão	2,896,785,358	100,00	2,896,785	2,950,912	583,403	614,108
Cemig Distribuição	2,261,997,787	100,00	2,261,998	2,349,982	731,089	769,567
Infovias	331,066,000	100,00	331,066	247,514	—	23,405
Rosal Energia	86,944,467	100,00	86,945	105,105	30,630	18,239
Sá Carvalho	860,000,000	100,00	86,833	92,876	44,185	24,583
GASMIG	196,155,000	55,19	137,058	275,974	13,370	79,620
Horizontes Energia	64,257,563	100,00	64,258	66,098	16,384	11,809
Usina Térmica Ipatinga	64,174,281	100,00	64,174	65,488	13,378	6,818
Cemig PCH	50,952,000	100,00	50,952	51,438	9,232	9,718
Cemig Capim Branco Energia	45,528,000	100,00	45,528	46,484	18,171	19,127
Companhia Transleste de Transmissão	33,051,000	25,00	49,569	58,436	576	8,837
UTE Barreiro	11,918,000	100,00	11,918	10,163	—	(1,755)
Companhia Transudeste de Transmissão	301,000	24,00	50,000	30,000	—	—
Central Hidrelétrica Pai Joaquim	1,000	100,00	1	192	5,503	180
Companhia Transirapé de Transmissão	1,000	24,50	22,340	22,340	—	—
Transchile	22,000	49,00	27,286	27,286	—	—
Efficientia	3,742,249	100,00	3,742	3,208	238	414
Central Termelétrica de Cogeração	1,000	100,00	1	1,609	2,794	1,602
Companhia de Transmissão Centroeste de Minas	50,000	51,00	51	13,063	—	—
Rio Minas Energia	12,000	25,00	709,310	848,056	—	138,746
Cemig Trading	10,000	100,00	160	253	—	93
Empresa Paraense de Transmissão de Energia - ETEP	45,000,010	17,51	58,751	85,335	—	19,489
Empresa Norte de Transmissão de Energia - ENTE	100,840,000	18,35	100,840	138,986	43,005	34,492
Empresa Regional de Transmissão de Energia - ERTE	23,400,000	18,35	23,400	30,702	7,485	8,848
Empresa Amazonense de Transmissão de Energia - EATE	180,000,010	14,94	232,328	343,147	—	84,368
Empresa Catarinense de Transmissão de Energia ECTE	42,095,000	7,50	42,095	64,783	22,028	26,486

The movement on investment in subsidiaries is as follows:

	31,12,2006	Equity income	Injection of capital	Dividends proposed	Others	31,12,2007

Cemig Geração e Transmissão	2,950,912	747,024	—	(709,673)	—	2,988,263
Cemig Distribuição	2,349,982	771,208	—	(680,648)	—	2,440,542
Infovias	297,471	56,422	—	(26,801)	2,613	329,705
Rosal Energia	105,105	18,956	—	(18,008)	(15,761)	90,292
Sá Carvalho	92,876	24,044	—	(22,842)	—	94,078
GASMIG	152,317	46,137	9,713	(13,044)	(3,025)	192,098
Horizontes Energia	66,098	8,184	—	(4,748)	(3,185)	66,349
Usina Térmica Ipatinga	65,488	7,200	—	(6,840)	—	65,848
Cemig PCH	51,438	14,742	—	(15,296)	806	51,690
Cemig Capim Branco Energia	46,484	39,166	4,219	(38,163)	—	51,706
Companhia Transleste de Transmissão	14,610	1,891	—	(2,363)	(195)	13,943
UTE Barreiro	10,163	(2,742)	—	—	(731)	6,690
Companhia Transudeste de Transmissão	7,200	757	—	(179)	(2)	7,776
Central Hidrelétrica Pai Joaquim	192	12	—	—	273	477
Companhia Transirapé de Transmissão	5,473	293	—	—	1	5,767
Transchile	13,370	—	—	—	(1,695)	11,675
Efficientia	3,208	1,195	—	(205)	—	4,198
Central Termelétrica de Cogeração	1,609	334	—	—	(1,609)	334
Companhia de Transmissão Centroeste de Minas	6,662	—	41	—	—	6,703
Rio Minas Energia	212,015	147,779	—	(94,228)	(9)	265,557
Cemig Trading	253	(8)	—	(51)	(40)	154
Empresa Paraense de Transmissão de Energia - ETEP	14,942	3,788	—	(5,840)	1,472	14,362
Empresa Norte de Transmissão de Energia - ENTE	27,026	7,481	589	(7,868)	1,280	28,508
Empresa Regional de Transmissão de Energia - ERTE	6,019	1,789	—	(1,542)	—	6,266
Empresa Amazonense de Transmissão de Energia – EATE	51,252	14,509	2,992	(25,227)	2,919	46,445
Empresa Catarinense de Transmissão de Energia - ECTE	5,330	1,369	—	(2,213)	3	4,489
Focus Soluções Tecnológicas	—	—	235	—	—	235
	6,557,495	1,911,530	17,789	(1,675,779)	(16,885)	6,794,150

The full balances of the subsidiaries that were consolidated proportionally in 2007 are as follows:

	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
ASSETS
Current	505,759	10,065	4,246	96	5,910	9,495
Non-current	186,388	118,911	69,317	13,090	82,123	78,736
Total fixed assets	692,147	128,976	73,563	13,186	88,033	88,231
LIABILITIES
Current	344,059	11,524	9,553	43	11,738	64,404
Non-current	37	61,676	40,470	—	43,895	—
Stockholders’ equity	348,051	55,776	23,540	13,143	32,400	23,827
Total fixed assets	692,147	128,976	73,563	13,186	88,033	88,231
INCOME STATEMENT
Gross revenue from sales	538,755	20,980	6,923	—	11,241	—
Deductions from gross revenue	(118,867)	(1,500)	(492)	—	(797)	—
Net sales revenue	419,888	19,480	6,431	—	10,444	—
Cost of sales	(279,459)	—	—	—	—	—
Gross profit	140,429	19,480	6,431	—	10,444	—
General and administrative expenses	(47,495)	(6,635)	(2,123)	—	(3,249)	—
NET FINANCIAL REVENUE (EXPENSES)	20,258	(3,367)	(2,299)	—	(3,051)	—
OPERATIONAL PROFIT	113,192	9,478	2,009	—	4,144	—
Income tax and Social Contribution	(29,599)	(1,906)	(809)	—	(996)	—
Net profit for the year	83,593	7,572	1,200	—	3,148	—

	RME	ETEP	ENTE	ERTE	EATE	ECTE
ASSETS
Current	2,920,232	38,152	36,594	6,851	189,649	21,495
Non-current	6,026,304	133,781	422,402	75,380	606,395	137,017
Total fixed assets	8,946,536	171,933	458,996	82,231	796,044	158,512
LIABILITIES
Current	1,737,121	22,143	83,950	12,768	125,944	26,650
Non-current	6,147,191	71,607	219,691	35,317	380,539	72,018
Stockholders’ equity	1,062,224	78,183	155,355	34,146	289,561	59,844
Total fixed assets	8,946,536	171,933	458,996	82,231	796,044	158,512
INCOME STATEMENT
Gross revenue from sales	8,156,915	51,055	114,019	20,272	219,980	49,549
Deductions from gross revenue	(3,145,987)	(3,525)	(8,134)	(1,449)	(15,137)	(3,497)
Net sales revenue	5,010,928	47,530	105,885	18,823	204,843	46,052
Cost of sales	(2,585,781)	—	—	—	—	—
Gross profit	2,425,147	47,530	105,885	18,823	204,843	46,052
General and administrative expenses	(1,767,986)	(9,916)	(22,854)	(4,770)	(42,226)	(7,656)
NET FINANCIAL REVENUE (EXPENSES)	(209,013)	(6,750)	(22,851)	(3,483)	(28,346)	(10,536)
OPERATIONAL PROFIT	448,148	30,864	60,180	10,570	134,271	27,860
Income tax and Social Contribution	604,886	(10,251)	(19,412)	(821)	(43,802)	(9,586)
Profit before minority interests	1,053,034	20,613	40,768	9,749	90,469	18,274
Minority interests	(461,921)	—	—	—	—	—
Net profit for the year	591,113	20,613	40,768	9,749	90,469	18,274

b) Stockholding in Light

A discount was ascertained on the acquisition, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25,00%), This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions and thus is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession on a linear basis, In the consolidation the amount of the discount (R$ 86,236) is presented as Future earnings,

On May 16, 2007 the Brazilian Development Bank ("BNDES") converted 90% of its debentures into shares in Light S,A,, corresponding to 31,40% of the registered capital, This reduced the stake held by Rio Minas Energia Participações S,A, (“RME”) in Light S,A, 79,39% to 54,20%, and consequently the stake held by Cemig from 19,85% to 13,55%, Subsequently, on October 19, 2007, the BNDES exercised the right given by 72,727 warrants, which reduced RME's stake to 52,25%, and the stake held by Cemig to 13,06%,

c)     Acquisition of stake in electricity transmission companies

Premium/goodwill on acquisition of electricity companies: The goodwill on the acquisition of the companies Empresa Amazonense de Transmissão de Energia S,A, EATE, Empresa Paraense de Transmissão de Energia S,A, -ETEP, Empresa Norte de Transmissão de Energia S,A, -ENTE, Empresa Regional de Transmissão de Energia S,A,- ERTE and Empresa Catarinense de Transmissão de Energia S,A, - ECTE,, corresponding to the amount paid and the book value of the stake in the stockholders’ equity of the jointly controlled subsidiaries, arises from expectation of future earnings on the basis of the commercial operation of the transmission concessions, The amortization of the goodwill will take place over the remaining period of validity of the concessions (from August 2006 to 2030/2032), In the consolidated financial statements the value of the premium was included in PP&E – Intangible,

d)     Investments in Infovias

The goodwill on the acquisition of Infovias is attributable to the expectation of future profitability, calculated on the projected cash flow and is being amortized in a linear manner over the period from January 2005, to June 2012, In the consolidated statements the value of the goodwill was transferred to Deferred,

Sale of Way TV by Infovias

At an auction held on July 27, 2006 Way TV Belo Horizonte S,A,, an indirect subsidiary of Cemig (through its investment of 65,25% in Infovias) was sold in full (100% of the shares) to TNL PCS Participações S,A,, a subsidiary of Tele Norte Leste Participações S,A, Of the total sale price, R$ 103 million was payable to Infovias, The price represents a premium of 65% on the minimum auction price, and the sale was conditional upon approval by the Brazilian Telecoms Regulator, Anatel,

On October 23, 2007 Anatel approved the transaction, pending publication in the federal Official Gazette, after reconsidering a decision made on March 19, 2007, when it had refused approval for the transfer of stockholding control,

The profit of Infovias from this sale, in the amount of R$ 54,079,000 was recognized in the 4th quarter of 2007, when the approval was published in the federal Official Gazette,

Loan Contracts

On November 14, 2007 , Infovias and CEMIG signed a loan contract in the amount of R$89,957 thousand and with the financial charges is 101,5% of the variation of CDI, This contract was extinguished by CEMIG in January, 2008 through share reduction of the registered capital of Infovias,

e) Consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig, of the specific portion equivalent to the investments made, as follows:

	Stake in the energy generated	Average annual depreciation rate %	Consolidated 2007	Consolidated 2006
Subsidiary
In progress
Porto Estrela Plant	33,33	2,48	38,625	38,625
Igarapava Plant	14,50	2,58	55,554	55,554
Funil Plant	49,00	2,77	171,856	171,856
Queimado Plant	82,50	2,45	193,599	193,599
Aimorés Plant	49,00	2,50	512,946	512,946
Capim Branco I Plant	21,05	2,51	49,742	25,378
Accumulated depreciation			(85,268)	(57,645)
Total in operation			937,054	940,313

In progress
Queimado Plant	82,50		13,125	297
Funil Plant	49,00		9,531	9,041
Aimorés Plant	49,00		23,369	7,073
Baguari Plant	34,00		67,417	4,826
Capim Branco I and II Plant	21,05		—	17,935
Total under construction			113,442	39,172

Total consortia			1,050,496	979,485

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by Aneel,

The interests of the other members of the consortia in the energy generated by the projects are as follows:

In consortia	Other stockholders	Minority shares

Porto Estrela Plant	Companhia de Tecidos Norte de Minas Gerais – COTEMINAS	33,34
	Companhia Vale do Rio Doce – CVRD	33,33

Igarapava Plant	Companhia Vale do Rio Doce – CVRD	38,15
	Companhia Mineira de Metais – CMN	23,93
	Companhia Siderúrgica Nacional – CSN	17,92
	Mineração Morro Velho – MMV	5,50

Funil Plant	Companhia Vale do Rio Doce – CVRD	51,00

Queimado Plant	Companhia Energética de Brasília	17,50

Aimorés Plant	Companhia Vale do Rio Doce – CVRD	51,00

Capim Branco I and II Plant	Companhia Vale do Rio Doce – CVRD	48,43
	Comercial e Agrícola Paineiras Ltda,	17,89
	Companhia Mineira de Metais – CMN	12,63

Baguari Plant	Furnas Centrais Elétricas S,A,	15,00
	Baguari I Geração de Energia Elétrica S,A,	51,00

17) ASSETS AND INTANGIBLE ASSETS

	Consolidated
	2007			2006
		Accumulated
	Historic cost	depreciation	Net amounts	Net amounts
In progress	20,933,085	(8,816,314)	12,116,771	11,118,138
- Distribution	10,846,123	(4,699,441)	6,146,682	5,018,455
Intangible	93,719	(53,326)	40,393	20,686
Land	32,646	—	32,646	31,044
Reservoirs, dams and water courses	304,280	(149,416)	154,864	147,745
Machines and equipment	10,328,443	(4,450,617)	5,877,826	4,799,443
Vehicles	65,422	(29,600)	35,822	14,298
Furniture and utensils	21,613	(16,482)	5,131	5,239

- Generation	7,298,823	(2,948,000)	4,350,823	4,517,423
Intangible	86,821	(44,448)	42,373	48,586
Land	202,333	—	202,333	219,858
Reservoirs, dams and water courses	3,890,828	(1,369,511)	2,521,317	2,594,150
Reservoirs, dams and water courses	909,115	(345,623)	563,492	631,347
Machines and equipment	2,203,146	(1,182,666)	1,020,480	1,022,484
Vehicles	3,211	(2,809)	402	523
Furniture and utensils	3,369	(2,943)	426	475

- Transmission	1,833,289	(652,304)	1,180,985	1,105,334
Intangible	239,930	(2,321)	237,609	245,336
Land	2,226	—	2,226	2,973
Reservoirs, dams and water courses	103,817	(53,818)	49,999	49,388
Machines and equipment	1,486,295	(595,516)	890,779	807,410
Vehicles	301	(134)	167	60
Furniture and utensils	720	(515)	205	167

- Administration	550,072	(358,565)	191,507	160,621
Intangible	145,293	(92,285)	53,008	31,539
Land	3,662	—	3,662	3,995
Reservoirs, dams and water courses	77,190	(39,924)	37,266	37,894
Machines and equipment	233,064	(159,003)	74,061	68,941
Vehicles	44,268	(31,588)	12,680	7,252
Furniture and utensils	46,595	(35,765)	10,830	11,000

- Telecommunications	321,017	(134,657)	186,360	251,764
Intangible	—	—	—	24,109
Land	70	—	70	70
Reservoirs, dams and water courses	55	(7)	48	151
Machines and equipment	320,488	(134,390)	186,098	227,052
Furniture and utensils	404	(260)	144	382

- Gas	83,761	(23,347)	60,414	64,541
Intangible	780	—	780	577
Land	42	—	42	42
Reservoirs, dams and water courses	2,198	(479)	1,719	1,230
Machines and equipment	80,382	(22,727)	57,655	62,455
Furniture and utensils	359	(141)	218	237

	Consolidated
	2007			2006
	Historic cost	Accumulated depreciation	Net amounts	Net amounts
In progress	1,496,755	—	1,496,755	1,961,595
- Distribution				1,503,768
Intangible	39,019	—	39,019	46,100
Fixed assets	812,814	—	812,814	1,457,668
- Generation				116,281
Intangible	26,969	—	26,969	1,424
Fixed assets	257,703	—	257,703	114,857
- Transmission				163,733
Intangible	364	—	364	4,323
Fixed assets	106,785	—	106,785	159,410
- Administration				148,285
Intangible	91,208	—	91,208	71,551
Fixed assets	126,185	—	126,185	76,734
- Telecommunications	6,810	—	6,810	6,611
- Gas	28,898	—	28,898	22,917
Total fixed and intangible assets	22,429,840	(8,816,314)	13,613,526	13,079,733
Special Obligations linked to the concession	(2,518,602)	—	(2,518,602)	(2,250,076)
Net fixed and intangible assets	19,911,238	(8,816,314)	11,094,924	10,829,657

Special Obligations refer basically to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity, and any settlement of these obligations depends on the will of Aneel, at the termination of the distribution concessions, by reduction of the residual value of the fixed asset for the purposes of determining the amount which the Concession-granting Power will pay to the concession holder,

Under Aneel Resolution 234 of October 31, 2006, and Aneel Circular 1314/2007, of June 27, 2007, the balances of the “Special Obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig is from April 8, 2008, at a rate yet to be set by Aneel, corresponding to the average rate of the assets in service,

The amount of R$ 307,389 is recorded in Fixed assets in progress – Distribution on December 31, 2007 (R$930,639 on December 31, 2006), relating to the “Light for Everyone” program,

Under the Light for Everyone Program, approximately 180,000 consumers (unaudited information) were connected, mainly in rural areas, for a total cost, up to December 31, 2007, of R$ 1,598,709, The program is being carried out with funds from the federal and state governments, in the amounts, respectively, of R$ 593,302 and R$ 78,706, The remaining amount, R$ 726,701, will be financed with the Company’s own funds,

Some land sites and buildings of the subsidiaries which were given in guarantee in law suits involving tax, labor-law, civil and other disputes are recorded in Fixed assets – Administration, These were posted at the amount of R$ 10,207 on December 31, 2007, net of depreciation,

The average annual depreciation rates applied in the subsidiaries on December 31, 2007 are as follows:

Generation
Hydroelectric	2,47%
Thermal	3,90%
Transmission	3,03%
Distribution (including the Associated Transmission System)	5,08%
Administration and other	14,57%
Telecommunications	8,34%
Gas	5,31%

18) SUPPLIERS

	Consolidated		Holding company
	2007	2006	2007	2006
Current
Wholesale supply and transport of electricity -
Eletrobrás – energy from Itaipu	230,620	224,052	—	—
Furnas	78,231	65,816	—	—
CCEE	81,756	—	—	—
Purchase of free energy during rationing	25,797	34,543
Passthrough to generators	27,381	124,557	—	—
Others	142,796	187,102	—	—
	586,581	636,070	—	—
Materials and services	349,324	277,703	11,781	6,346
	935,905	913,773	11,781	6,346
Non-current
Wholesale electricity supply -
Passthrough to generators	314,989	227,482	—	—
Purchase of free energy during rationing	25,803	44,446	—	—
	340,792	271,928	—	—

Of the amounts owed to CCEE, a substantial part will be paid by September 2009, with inflation adjustment of the Selic plus 1,00% in interest per year The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded,

19) TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	2007	2006	2007	2006
Current
Income tax	121,991	65,872	—	—
Social Contribution	47,974	25,250	—	—
ICMS	269,076	262,084	17,813	19,800
Cofins	92,880	74,395	15,436	2,279
Pasep	22,122	17,155	3,351	497
Social security system	21,637	17,110	1,358	-
Others	32,711	25,147	1,234	415
	608,391	487,013	39,192	22,991
Deferred obligations
Income tax	303,540	299,152	—	—
Social Contribution	109,420	107,695	—	—
Cofins	46,674	82,752	—	—
Pasep	10,134	17,965	—	—
	469,768	507,564	—	—
	1,078,159	994,577	39,192	22,991
Non-current
Deferred obligations
Income tax	240,655	264,310	62,632	55,983
Social Contribution	65,747	94,500	22,547	20,154
COFINS	3,834	67,425	—	17,019
PASEP	—	12,522	—	3,695
Others	8,904	10,764	—	—
	319,140	449,521	85,179	96,851

The net deferred obligations are related to the regulatory assets and liabilities and are owed to the extent that these assets and liabilities are received or paid, respectively,

20) LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal		BRAZILIAN	2007			2006
	maturity	Annual cost (%)	CURRENCY	Current	Non-current	Total	Total
FINANCING SOURCES
FOREIGN CURRENCY
ABN AMRO Bank – N, ( ) (3)	2013	6,00	US$	74	88,565	88,639	106,989
ABN AMRO Real S,A, (4)	2009	6,35	US$	13,263	12,842	26,105	47,101
Banco do Brasil -A - Banco do Brasil S,A, – various bonds (1)	2024	Various	US$	12,526	80,095	92,621	132,718
Banco do Brasil S,A, (5)	2009	3,90	JPY	47	61,436	61,483	69,678
Banco Paribas	2012	5,89	EURO	3,220	10,169	13,389	17,692
Banco Paribas	2010	Libor + 1,875	US$	21,388	30,855	52,243	63,114
KFW	2016	4,50	EURO	1,721	13,764	15,485	18,601
UNIBANCO (6)	2009	6,50	US$	115	8,256	8,371	153,434
UNIBANCO (7)	2009	5,50	US$	25	3,611	3,636	4,389
UNIBANCO (8)	2009	5,00	US$	66	15,202	15,268	18,428
MBK Furukawa Sistemas S,A, / UNIBANCO	2008	Libor + 5,45	US$	5,615	—	5,615	20,106
Brazilian Nacional (10)	2024	Libor + Spread	US$	4,632	30,886	35,518	48,769
Deutsche Bank (10)	2010	Libor + 4,35	US$	—	—		87,118
J, P, Morgan – Tranches A/B/C (10)	2012	Libor + 3,00	US$	—	—		200,931
Banco Inter-Americano del Desarrollo (13)	2026	6,34	US$	21,896	—	21,896	—
Others	2025	Various	Various	7,797	8,476	16,273	25,684
Debt in foreign currency				92,385	364,157	456,542	1,014,752

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S,A,	2010	106,00 do CDI	R$	133	75,000	75,133	75,156
Banco do Brasil	2009	111,00 do CDI	R$	1,709	118,822	120,531	120,845
Banco do Brasil	2013	CDI + 1,70	R$	4,211	109,277	113,488	114,299
Banco do Brasil	2013	107,60 do CDI	R$	10,161	126,000	136,161	138,698
Banco do Brasil	2014	104,10 do CDI	R$	23,732	1,200,000	1,223,732	1,228,391
Banco Itaú – BBA	2008	IGP-M + 10,48	R$	179,846	—	179,846	174,148
Banco Itaú – BBA	2008	CDI + 2,00	R$	40,850	—	40,850	40,961
Banco Itaú – BBA	2014	CDI + 1,70	R$	14,033	304,338	318,371	317,035
HSBC Bank Brasil S,A	2008	CDI + 2,00	R$	61,275	—	61,275	61,442
Banco Votorantim S,A,	2010	113,50 do CDI	R$	2,709	54,372	57,081	57,736
Banco Votorantim S,A,	2013	CDI + 1,70	R$	5,237	101,316	106,553	107,619
Banco WESTLB do Brasil	2008	IGP-M + 10,48	R$	44,961	—	44,961	43,544
BNDES	2008	SELIC + 1,00	R$	25,820	—	25,820	169,827
Bradesco	2014	CDI + 1,70	R$	18,631	379,073	397,704	399,177
Debentures (12)	2009	CDI + 1,20	R$	6,402	349,556	355,958	357,071
Debentures (12)	2011	104 do CDI	R$	4,084	238,816	242,900	243,690
Debentures – Minas Gerais state govt, (12)	2030	IGP-M	R$	—	145,705	145,705	106,479
Debentures – Minas Gerais state govt, (2)	2031	IGP-M	R$	—	—	—	30,009
Debentures (12)	2014	IGP-M + 10,50	R$	16,452	278,217	294,669	273,659
Debentures (12)	2017	IPCA + 7,96	R$	1,220	400,719	401,939	—
ELETROBRÁS	2013	FINEL + 7,50 a 8,50	R$	19,219	59,665	78,884	94,823
ELETROBRÁS	2023	UFIR, RGR + 6,00 a 8,00	R$	47,046	290,576	337,622	213,038
Santander	2013	CDI + 1,70	R$	1,124	79,673	80,797	84,698
UNIBANCO	2009	CDI + 2,98	R$	2,514	104,095	106,609	106,972
UNIBANCO	2013	CDI + 1,70	R$	10,502	309,285	319,787	321,052
UNIBANCO (2)	2013	CDI + 1,70	R$	5,735	73,587	79,322	80,379
Caixa Econômica Federal	2008	101,50 do CDI	R$	200,425	—	200,425	—
Itaú and Bradesco (9)	2015	CDI + 1,70	R$	116,851	873,535	990,386	981,791
Banco de Desenvolvimento de Minas Gerais	2025	10,00	R$	699	10,315	11,014	11,590
BNDES – FINEM (10)	2014	TLJP + 4,30	R$	232	60,642	60,874	—
Debentures I and IV (10)	2010/2015	TJLP + 4,00	R$	4,310	7,142	11,452	217,405
Debentures V (10)	2014	CDI + 1,50	R$	18,170	237,500	255,670	—
BNDES – Margin recovery (10)	2007	SELIC + 1,00	R$	—	—	—	77,776
CCB Bradesco (10)	2017	CDI + 0,85	R$	2,662	112,500	115,162	—
Bradesco Tranche A/B (10)	2012	CDI + 2,00	R$	—	—	—	60,473
Banco Itaú Tranche A/B (10)	2012	CDI + 2,00	R$	—	—	—	26,031
Unibanco Tranche A/B (10)	2012	CDI + 2,00	R$	—	—	—	69,103
BNDES – Principal Subcredit A/B/C/D (11)	2014/2016	Various	R$	18,845	122,676	141,521	155,694
Others	2007/2017	Various	R$	18,056	32,234	50,290	73,574
Debt in Brazilian currency				927,856	6,254,636	7,182,492	6,634,185
Total, consolidated				1,020,241	6,618,793	7,639,034	7,648,937

(1)	Interest rates vary: 2,00 to 8,00% per year;
Six-month Libor plus spread of 0,81 to 0,88% per year;
(2)	Loans of the holding company;
(3) to (8)

“Swaps” for exchange of rates were contracted, The following are the rates for the loans and financings taking the swaps into account: (3) CDI + 1,50% p,a,; (4) CDI + 2,12% p,a,; (5) 111,00% of CDI; (6) CDI + 2,98% p,a,; (7) and (8) CDI + 3,01% p,a,;

(9)	Refers to the senior units of the credit rights funds, See Explanatory Note nº14
(10)	Loans, financings and debentures of RME (Light S,A,);

(11)	Consolidated loans and financings of the transmission companies acquired in August 2006,
(12)	Debentures not convertible into shares, unsecured, without preference, nominal, book-entry,
(13)	Financing of Transchile,

On December 2007, Cemig Distribuição concluded its second issue of non convertible debenture, issuing a single series of 40,000 non-convertible, unsecured debentures, with nominal unit value of R$ 10, totaling R$ 400,000, These have tenor of 120 months from the issue date, with interest paid annually and payment of the principal in three equal installments in December 2015, 2016 and 2017, The nominal value of the debentures will be updated by the variation of the IPCA inflation index, plus remuneration interest of 7,96% per year,

On December 21,2007, Cemig Geração e Transmissão concluded its second issue of Commercial Paper inthe amount of R$ 200 millions, with maturity of 180 days, The nominal value of the Comercial Papers will have interest of 101,5% of CDI, They don´t have guarantee of CEMIG,

The consolidated composition of loans, by currency and indexor, with the respective amortization is as follows:

	2008	2009	2010	2011	2012	2013	2014	2015	2016 and subsequent years	Total
CURRENCY
US dollar	86,739	76,236	44,462	33,779	30,742	27,706	2,863	214	58,911	361,652
Euro	4,941	4,626	4,626	4,626	3,175	1,721	1,721	1,721	1,717	28,874
Yen	47	61,436	—	—	—	—	—	—	—	61,483
UMBNDES (**)	658	659	436	324	324	324	324	324	1,160	4,533
	92,385	142,957	49,524	38,729	34,241	29,751	4,908	2,259	61,788	456,542

Indexors
IPCA – Expanded Consumer Price Index	1,220	—	—	—	—	—	—	133,573	267,146	401,939
UFIR – Fiscal Reference Unit	48,363	42,663	36,948	36,734	33,260	28,601	28,547	28,547	57,061	340,724
Selic Rate (*)	25,820	—	—	—	—	—	—	—	—	25,820
Interbank CD rate - CDI	553,291	695,483	604,748	716,464	923,758	1,064,346	602,467	202,369	37,501	5,400,427
Eletrobrás Finel internal index	19,219	12,135	12,135	12,135	12,135	11,125	—	—	—	78,884
URTJ (**)	31,645	30,509	31,198	29,058	29,058	29,055	26,107	9,717	10,511	226,858
IGP-M – General Market Price Index	242,881	1,368	1,368	1,368	1,368	1,368	279,565	888	153,423	683,597
UMBNDES (***)	2,646	2,632	2,632	2,632	2,632	2,632	2,632	877	—	19,315
Others (IGP-DI, INPC and TR) (****)	2,771	206	206	206	309	309	675	246	—	4,928
	927,856	784,996	689,235	798,597	1,002,520	1,137,436	939,993	376,217	525,642	7,182,492
	1,020,241	927,953	738,759	837,326	1,036,761	1,167,187	944,901	378,476	587,430	7,639,034

(*)	Selic = Special Settlement and Custody System
(**)	URTJ = Interest Rate Reference Unit,
(***)	UMBNDES = BNDES Monetary Unit,
(****)	IGP-DI = General Price Index – Internal Availability
INPC = National Consumer price Indexmidor
TR = Reference Rate

The principal currencies and indexors used for monetary updating of the loans, financings and debenture had the following variations:

	Accumulated
	change in	Accumulated		Accumulated	Accumulated
CURRENCY	2007	change in 2006	Indexors	change in 2007	change in 2006
	%	%		%	%
US dollar	(17,15)	(8,66)	IGP-M	7,75	3,83
Euro	(7,50)	1,85	FINEL	1,51	0,76
Yen	(11,78)	(9,47)	CDI	11,82	15,03
			SELIC	11,88	15,07
			UMBNDES	(16,57)	(8,52)

The movement on loans, financings and debentures is as follows:

	Consolidated		Holding company
	2007	2006	2007	2006

Balance at beginning of year	7,648,937	4,935,533	110,388	82,300
Initial balance – acquisition of subsidiaries	—	1,100,890	—	—
Loans and financings	1,855,910	3,465,902	—	30,000
Monetary and FX variation	66,286	100,718	237	9
Financial charges provisioned	737,180	753,486	10,186	12,664
Financial charges paid	(814,184)	(781,052)	(11,243)	(14,585)
Amortization of financings	(1,855,095)	(1,926,540)	(30,246)	—
Balance at end of year	7,639,034	7,648,937	79,322	110,388

The consolidated totals of funds raised in 2007 are as follows:

	Principal		Amount
Loans / financing sources	maturity	Annual cost	raised

BRAZILIAN CURRENCY

Cemig Distribuição
Citibank	2007	102,00% of CDI	200,000
Caixa Econômica Federal	2007	101,60% of CDI	400,000
Debentures	2017	IPCA + 7,96%	400,000
ELETROBRÁS	2018	6,00%	141,136
ELETROBRÁS	2009	6,50%	15,555
ELETROBRÁS	2013	6,50%	722
ELETROBRÁS	2011	6,50%	1,254
Finep	2010	10,00%	207

Cemig Geração e Transmissão
Caixa Econômica Federal	2008	101,50% of CDI	200,000
Debentures – Minas Gerais state government	2031	IGP-M	30,246

Affiliates and subsidiaries
Banco Bradesco S,A,	2014	CDI + 1,50%	83,990
Banco Itaú BBA S,A,	2014	CDI + 1,50%	53,332
Unibanco	2014	CDI + 1,50%	83,335
BNP Paribas	2014	CDI + 1,50%	10,000
Citibank	2014	CDI + 1,50%	20,000
Banco Bradesco S,A,	2017	CDI + 0,85%	112,500
Banco Bradesco S,A,	2014	TJLP + 4,30%	13,816
Caixa Econômica Federal	2014	TJLP + 4,30%	10,132
Banco Itaú BBA S,A,	2014	TJLP + 4,30%	9,156
Unibanco	2014	TJLP + 4,30%	9,156
Banco Santander S,A,	2014	TJLP + 4,30%	8,235
Banco Alfa de Investimento S,A,	2014	TJLP + 4,30%	5,527
Banco Safra S,A,	2014	TJLP + 4,30%	4,605
Banco de Desenvolvimento de Minas Gerais	2019	TJLP + 4,50%	1,292
Banco Santander	2019	TJLP + 4,00%	1,292
Brazilian Development Bank (BNDES)	2019	TJLP + 4,50%	1,349
Banco do Brasil S,A,	2020	TJLP + 2,55%	5,067

Foreign currency

Affiliates and subsidiaries
Banco de Desenvolvimento de Minas Gerais	2019	UMBNDES + 4,50%	276
Banco Santander	2019	UMBNDES + 4,00%	276
Brazilian Development Bank (BNDES)	2019	UMBNDES + 4,50%	287
Inter-American Development Bank	2026	6,34%	33,167

Total raised			1,855,910

(*) UMBNDES = BNDES Monetary Unit,

a) Restrictive covenant clauses

Cemig and its subsidiaries have loans and financings with restrictive covenant clauses, These were fully complied on December 31, 2007 and during the whole year of 2007,

The main covenants in existence on December 31, 2007 are as follows:

Subject of covenant	Index required

Debt / Ebitda	Less than or equal to 2,5
Debt / Ebitda	Less than or equal to 3,36
Net debt/Ebitda	Less than or equal to 3,25
Current debt/Ebitda	Less than or equal to 90%
Debt/Stockholders’ equity + debt	Less than or equal to 53%
Ebitda/Interest on debt	More than or equal to 2,8
Ebitda / Interest	More than or equal to 3,0
Ebitda/(Financial revenue (expenses)	More than or equal to 2,0
CAPITAL EXPENDITURE	Less than or equal to 60%

Net debt =	Total debt less (cash balance plus tradable securities)
Ebitda=

Ebitda = earnings before interest, taxes on profit, depreciation and amortization, In some contracts specific criteria are established for calculation of Ebitda, with some variations from this formula,

21) REGULATORY CHARGES

	Consolidated
	2007	2006
RGR – Global Reversion Reserve	25,529	11,285
CCC (fuel consumption) account	33,572	83,210
Energy Development Account – CDE	38,099	36,093
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,199	2,832
Energy efficiency	138,630	146,410
Research and development	114,573	85,798
Energy system expansion research	17,928	32,407
National Scientific and Technological Development Fund	36,100	39,477
Alternative Energy Program – Proinfa	1,851	1,351
	410,688	440,070

Current liabilities	395,894	436,535
Non-current liabilities	14,794	3,535

22) POST-EMPLOYMENT OBLIGATIONS

a) The Forluz Pension Fund

Cemig is sponsor of the Forluminas Social Security Foundation – Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked,

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig Geração e Transmissão and Cemig Distribuição on the basis of the allocation of the employees to each of these companies,

Cemig, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz,

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution, The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants,

The contribution of the Sponsors to this plan is 27,52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation, The remaining 72,48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses,

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the same amount of R$ 2,130,864, are not presented in this Explanatory Note,

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances, In the case of the assets, this benefit was deferred to the retirement date,

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the Official Social Security benefit, After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the defined benefit plan, Of these, seven are active employees, and 44 are retirees or pension holders,

Cemig, Cemig Geração e Transmissão and Cemig Distribuição also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz,

Amortization of actuarial obligations

Part of the consolidated actuarial obligation with post-employment benefits in the amount of R$ 1,062,998 of December 31, 2007 (R$ 1,317,424 on December 31, 2006) was recognized as an obligation payable by Cemig and its subsidiaries mentioned and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table), Part of the amounts is adjusted annually based on the actuarial indexor of the defined benefit plan (the index for salary adjustment of the employees of Cemig, Cemig Geração e Transmissão and Cemig Distribuição, excluding productivity); and for the Balances Plan, adjusted by the IPCA Index published by the IBGE (Brazilian Geography and Statistics Institute), plus 6% per year,

The technical surpluses that Forluz may present for a period of three consecutive years may be used for the reduction of part of the obligations payable recognized as provided for contractually,

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and the Opinion prepared by independent actuaries, The last actuarial valuation was effected in relation to the base date December 31, 2007,

The amounts recognized in the balance sheet at December 31, 2007, as they appear in the opinion prepared by an external actuary in conformity with CVM Decision 371, of December 13, 2000, are presented in the tables after Item b below,

b) The Braslight Pension Fund

Light, a subsidiary of RME, is the sponsor institution Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee revenue to the employees of the company linked to the Foundation and to provide pension to their dependents,

Braslight was instituted in April 1974, and has three plans – A, B and C – put in place in 1975, 1984 and 1998 respectively, About 96% of the active participants of the other plans have migrated to plan C,

In plans A and B the benefits are of the defined benefit type, In plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity and the respective reversal in pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of an active participant, invalid and receiving illness assistance), as well as those of continued income, once granted, are of the defined benefit type,

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for solution to the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight, which were recorded in full, this is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6,00% per year, totaling R$ 891,915 at 31 December, 2007,

The liabilities and the expenses recognized by Light in connection with the Supplementary Retirement Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and the Opinion prepared by independent actuaries, The last actuarial valuation was effected in relation to the base date December 31, 2007,

	Consolidated
	Pension plans and supplementary retirement plans

			Health		Life
	FORLUZ	BRASLIGHT	plans	Dental plan	insurance

Present value of actuarial obligations for rights payable	4,994,903	411,992	363,893	19,622	169,543
Present value of actuarial obligations for rights not yet due	793,854	101,692	141,501	6,670	198,458
Total obligations for post-employment benefits	5,788,757	513,684	505,394	26,292	368,001
Fair value of the Plan’s assets	(4,384,511)	(263,422)	(31,750)	(1,365)	—
Present value of uncovered obligations	1,404,246	250,262	473,644	24,927	368,001
Actuarial gains (losses) not recognized	(834,945)	—	(155,734)	15,194	39,957
Cost of past service not recognized	(74,896)	—	(6,671)	(26,429)	(6,662)
Net value in the balance sheet	494,405	250,262	311,239	13,692	401,296

	Subsidiary
	Pension plans and supplementary retirement plans	Health		Life
	FORLUZ	Plan	Dental plan	insurance

Present value of actuarial obligations for rights payable	261,233	19,032	1,026	8,244
Present value of actuarial obligations for rights not yet due	53,661	6,162	328	10,379
Total obligations for post-employment benefits	314,894	25,194	1,354	18,623
Fair value of the Plan’s assets	(238,515)	(1,583)	(70)	—
Present value of uncovered obligations	76,379	23,611	1,284	18,623
Actuarial gains (losses) not recognized	(49,595)	(7,979)	688	(1,830)
Cost of past service not recognized	(3,685)	(329)	(1,301)	(328)
Net value in the balance sheet	23,099	15,303	671	16,465

The actuarial gains and losses not recognized that exceeded 10,00% of the total of obligations on post-employment benefits will be recognized in the income statement in approximately 11 years (the average future time of service of present active participants), from 2007, In this condition, the holding company will recognize actuarial losses of R$ 18,106 on the Benefit Plan and R$ 5,460 on the Health Plan, and actuarial gains of R$ 553 on the Dental Plan, in compliance with CVM Instruction 371,

The movement in the net liabilities has been as follows:

	Consolidated
	Pension plans and supplementary retirement plans				Life
	FORLUZ	BRASLIGHT	Health plans	Dental plan	insurance

BALANCE AT DECEMBER 31, 2006	686,173	244,771	278,934	9,296	370,789
Expense (revenue) recognized in the income statement	(1,264)	21,310	57,509	6,508	38,944
Contributions paid	(190,504)	(15,819)	(25,204)	(2,112)	(8,437)
BALANCE AT DECEMBER 31, 2007	494,405	250,262	311,239	13,692	401,296

Current liabilities	88,665	18,396	—	—	—
Non-current liabilities	405,740	231,866	311,239	13,692	401,296

	Subsidiary
	Pension plans and supplementary retirement plans	Health		Life
	FORLUZ	plans	Dental plan	insurance

BALANCE AT DECEMBER 31, 2006	32,339	13,724	457	16,162
Expense (revenue) recognized in the income statement	(62)	2,829	320	2,057
Contributions paid	(9,178)	(1,250)	(106)	(1,754)
BALANCE AT DECEMBER 31, 2007	23,099	15,303	671	16,465

Current liabilities	4,362	—	—	—
Non-current liabilities	18,737	15,303	671	16,465

The amounts registered in current liabilities refer to the contributions to be made by Cemig in 2007 for amortization of the actuarial liabilities,

The amounts recognized in the income statement for 2007 are as follows:

	Consolidated
	Pension plans and
	supplementary retirement
	plans				Life
	FORLUZ	BRASLIGHT	Health plans	Dental plan	insurance

Cost of current service	5,564	420	29,837	532	5,200
Interest on the actuarial obligation	545,732	48,525	47,184	2,914	35,129
Return expected on the Plan’s assets	(566,324)	(27,611)	(3,295)	(123)	—
Actuarial losses (gains) not recognized	—		7,730	908	(2,899)
Cost of past service	13,870		1,517	2,556	1,514
Employee profit shares	(106)	(24)	(25,464)	(279)	—
Expense (revenue) in 2007	(1,264)	21,310	57,509	6,508	38,944

	Subsidiary
	Pension plans and
	supplementary
	retirement plans	Health		Life
	FORLUZ	plans	Dental plan	insurance

Cost of current service	274	1,468	26	256
Interest on the actuarial obligation	26,850	2,321	143	1,727
Return expected on the Plan’s assets	(27,863)	(162)	(6)	—
Actuarial losses (gains) not recognized	—	380	45	—
Cost of past service	682	75	126	74
Employee profit shares	(5)	(1,253)	(14)	—
Expense (revenue) in 2007	(62)	2,829	320	2,057

The external actuary’s estimate for the expense to be recognized for the year of 2008 is as follows:

	Consolidated
	Pension plans and
	supplementary retirement
	plans				Life
	FORLUZ	BRASLIGHT	Health plans	Dental plan	insurance

Cost of current service	5,413	420	38,803	226	5,877
Interest on the actuarial obligation	543,275	48,525	46,246	2,556	35,334
Return expected on the Plan’s assets	(481,194)	(27,611)	(3,669)	(343)	—
Actuarial losses (gains) not recognized	23,028	—	9,460	(1,131)	(664)
Cost of past service	13,870	—	1,517	2,556	1,514
Employee profit shares	(37)	(24)	(33,525)	(1,236)	—
Expense in 2008	104,355	21,310	58,832	2,628	42,061

	Subsidiary
	Pension plans and
	supplementary
	retirement plans	Health		Life
	FORLUZ	plans	Dental plan	insurance

Cost of current service	267	1,947	11	269
Interest on the actuarial obligation	29,553	2,305	132	1,789
Return expected on the Plan’s assets	(26,177)	(183)	(18)	—
Actuarial losses (gains) not recognized	1,628	491	(50)	—
Cost of past service	682	75	126	74
Employee profit shares	(2)	(1,671)	(64)	—
Expense in 2008	5,951	2,964	137	2,132

The principal actuarial assumptions on the date of the financial statements are as follows:

	CEMIG and Other Subsidiaries
	2007		2006
	Real	Nominal	Real	Nominal
Annual rate for discount to present value of the actuarial obligation	5,50%	9,72%	6,00%	11,30%
Annual rate of return expected on the Plan’s assets	7,00%	11,28%	9,00%	14,45%
Annual long-term inflation rate	—	4,00%	—	5,00%
Index of annual estimate for future salary increases	2,00%	6,08%	2,00%	7,10%
Annual rate of real growth of the continued-income benefits	—	4,00%	—	5,00%
Biometric model for general mortality	AT – 83		AT – 83
Biometric model for accounts of disability	Light Medium		Light Medium
Biometric model for mortality of disabled	IAPB-57		IAPB-57
Annual expected turnover rate	2,00%		2,00%

		2007 and 2006
		BRASLIGHT
	Real	Nominal
Annual rate for discount to present value of the actuarial obligation	6,00%	10,59%
Annual rate of return expected on the Plan’s assets	8,00%	12,68%
Annual long-term inflation rate	—	4,33%
Index of annual estimate for future salary increases	0,60%	4,96%
Annual rate of real growth of the continued-income benefits	—	4,33%
Biometric model for general mortality		AT – 83
Biometric model for accounts of disability		Light Forte
Biometric model for mortality of disabled		IAPB-57
Annual expected turnover rate		Based on age

23) REGULATORY LIABILITIES - REVIEW OF TRANSMISSION REVENUE

As a result of the publication of Homologation Resolution 496 of June 26, 2007 and Technical Note 046/2007 of June 5, 2007 by Aneel, there was a revision of the values of permitted annual revenues linked to the transmission facilities that are part of the national grid and other transmission facilities, for holders of public electricity transmission service concessions, which were backdated to July 1, 2005,  The result of the calculation is that the subsidiary Geração e Transmissão received excess revenue in the previous periods, giving rise to a liability of R$ 30,919, which will be amortized in two portions, the first in the 2007-2008 cycle and the second in the 2008-2009 cycle,  The balance not amortized at December 31, 2007 is R$ 23,448, of which R$ 15,717 is classified in current liabilities, and R$ 7,731 in non-current liabilities,

24) CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal cause of business, involving tax, labor-law, civil and other issues,

Actions in which the company is creditor with success judged “probable”

Pasep and Cofins – widening of the calculation base

The holding company has legal proceedings challenging the widening of the calculation base over the Pasep and Cofins taxes on financial revenue and other non-operational revenues, in the period from 1999 to January 2004, through Law 9718 of November 27, 1998 and has a judgment in favor at the first instance, In the event that this action is won in the final instance (subject to no further appeal), and we would note that the Federal Supreme Court has ruled on several proceedings in favor of the taxpayer, the gain to be registered in the results of the year will be R$ 156,442, net of income tax and Social Contribution Tax,

Actions in which the company is debtor

For those contingencies whose negative outcomes are considered probable, the company and its subsidiaries have constituted provisions for losses,

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, if any, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result,

	Consolidated
	Net balance, 2006 (*)	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 2007
Labor-law contingencies
Various	68,330	54,131	(4,282)	118,179	(16,182)	101,997

Civil
Personal damages	7,694	1,417	(928)	8,183	—	8,183
Tariff increases	125,202	30,583	(60,690)	95,095	(11,686)	83,409
Others	107,964	24,621	(19,143)	113,442	(8,940)	104,502

Tax
FINSOCIAL	20,613	280	—	20,893	(1,615)	19,278
PIS/COFINS	147,963	12,304	—	160,267	—	160,267
ICMS	20,898	(955)	—	19,943	—	19,943
Taxes and contributions – demandabilities			—	46,842	—
suspended	40,090	6,752				46,842
Social Contribution	6,289	232	—	6,521	—	6,521
SOCIAL SECURITY SYSTEM	33,224	633	—	33,857	—	33,857
Others	2,524	11,974	—	14,498	(7,459)	7,039

Regulatory
Aneel administrative proceedings	6,072	42,948	—	49,020	(6,072)	42,948
Total	586,863	184,920	(85,043)	686,740	(51,954)	634,786

(*) Balance of contingencies without the effect of payments into court,

	Subsidiary
	Balance on 2006 (*)	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 2007
Labor-law contingencies
Various	31,933	40,862	—	72,795	(10,483)	62,312

Civil
Personal damages	7,694	—	(928)	6,766	—	6,766
Tariff increases	104,253	(7,371)	(27,037)	69,845	(11,686)	58,159
Others	61,523	—	(10,213)	51,310	(3,140)	48,170

Tax
Finsocial	20,613	280	—	20,893	(1,615)	19,278
ICMS	1,800	391	—	2,191	—	2,191
Taxes and contributions – demandabilities		6,752	—		—
suspended	40,090			46,842		46,842
Social security system	870	97	—	967	—	967
Others	2,524	5,409	—	7,933	(5,030)	2,903

Regulatory
Aneel administrative proceedings	6,072	6,609	—	12,681	(6,072)	6,609
Total	277,372	53,029	(38,178)	292,223	(38,026)	254,197

(*) Balance of contingencies without the effect of payments into court,

The details on the provisions constituted are as follows:

(a)          Labor-law contingencies

The complaints under the labor laws refer basically to disputes of overtime and additional amounts for dangerous work,

(b)         Civil disputes – tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan, Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions, The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 95,095,

(c)          PIS/Cofins

Light, controlled by RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes, in relation to the expansion of the basis of calculation of those taxes and increase of the rate of Cofins from 2% to 3%,

The amounts not paid are provisioned and have been updated by the Selic rate, On November 9, 2005, the full panel of the Federal Supreme Court considered the widening of the base of the calculation of the Cofins tax unconstitutional, The same theory is applied to the PIS,

The amounts provisioned up to December 31, 2007 in the company are as follows:

•                  R$ 105,169 in relation to the widening of the calculation base, subject to the judgment in a similar action in which the Federal Supreme Court decides in favor of the taxpayers; and

•                  R$ 50,774 referring to the increase in the rate of Cofins from the rate of 2% to 3%, which has not yet been judged on the merits,

Light is awaiting judgment on the case of a resolution by the Senate, based on the Supreme Court decision that declared this law unconstitutional, which will make it possible to reverse the said provision, in relation to the portion related to expansion of the calculation base for PIS and Cofins,

The values given above correspond to 25% of the total, in accordance with the proportional consolidation as recorded,

(d)         ICMS

Since 1999, Light has suffered various inspections by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charge by states, The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres, Management, based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, believes that only a part of this amounts represents “probable” risk of loss, and the amount of R$ 17,752 is provisioned,

(e)          Taxes and contributions – demandabilities suspended

The provision constituted of R$ 46,842 (R$ 40,090 on December 31, 2006) refers to the deduction in the calculation base for corporate income tax of the expense on the Social Contribution tax paid since 1998, Cemig has been awarded an injunction by the 8th Court of the Federal Judiciary, on April 17, 1998, allowing it not to pay this tax,

(f)            Social Security System

In December 1999 the National Social Security Institute) (INSS) issued infringement notices against Light for alleged subsidiary responsibility to withhold payments at source on services of contractors and the incidents of the social security contribution on employees’ profit shares,

Light challenged the legality of Law 7787/89 which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989, As a result of the provisional remedy given by the Court, the Company has offset the amounts payable for social security contribution,

The expectations of laws in the actions mentioned is deemed to be “probable”, and demands provisions for the actions brought by the INSS represent the amount of R$ 33,857 (R$ 33,224 on December 31, 2006),

(g)         Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig Distribuição S,A, that it considered certain criteria adopted by the company in calculation of the revenue from subvention for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000, The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 36,339,

Cemig Geração e Transmissão was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant, The company prevented a defense and rates the risk of loss in this action as “probable” in the amount of R$ 5,454,

(h)         Others

This refers to various claims by people alleging damages, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages, The provision at December 31, 2007 represents the potential loss on these claims,

(i) Actions in which loss is considered possible or remote

Cemig and its subsidiaries are disputing in the courts other actions for which it considers the outcome of a loss in the action to be possible or remote, and the following are the details of the most important actions:

(i)    Income tax and Social Contribution on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 305,311 as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999, The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities, The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution,

Cemig presented an administrative appeal in the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999, This adverse decision would result in a reduction of the negative basis for calculation of loss tax, registered as tax credits, in the historic amount of R$ 26,631, The tax credits were not reduced, and a provision for contingencies for any losses as a result of this decision was not made, since Cemig believes that it has solid legal argument and grounds for the procedures adopted for recovery of the said tax credits in the Courts, Thus, it considers the possibility of loss in this action to be remote,

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003, Due to this fact, Cemig had the compensation proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to December 31, 2007 of R$ 271,355, With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null, Thus, no contingency provision was constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and considers the likelihood of loss in this action to be remote,

(ii)   Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais sued the company for non-payment of the tax on inheritance and donation (ITCMD) in relation to the contributions of consumers the amount of which on December 31, 2007 was R$ 131,464, No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim, The expectation of loss attributed to this action is “remote”,

(iii)  Acts of the Regulatory Agency and the Federal Audit Board

Aneel filed an administrative action against Cemig stating that the company owes R$ 670,546 to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were previously utilized to reduce the amounts owed to the federal government, On October 31, 2002 Aneel issued a final administrative decision against Cemig, On January 9, 2004 the National Treasury issued a claim against the Company for the amount of R$ 516,246, Cemig did not make the payment because it believes that it has arguments on the merit for defense in Course and, thus, has not constituted a provision for this action, The likelihood of loss in this action is considered “possible”,

On November 14, 2003, the Federal Audit Board began an administrative proceeding against Aneel to assess the criteria adopted by the agency in the Emergency Electricity Consumption Reduction Program, The Audit Board requested Cemig to provide certain information relating to its tariffs, which, according to the Federal Audit Board, had been incorrectly approved by Aneel,

Additionally, the Federal Audit Court contested the index and X Factor used by Aneel in the tariff review of 2003, Cemig appealed in administrative proceedings before the Audit Court contested the decision,

The potential loss on these actions in the Audit Court is R$ 84,979, The Company has not posted any provision and rates the chance of loss on this action as “possible”,

(iv) Social Security and tax obligations – indemnity for the “Anuênio” and profit shares,

Cemig and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição paid an indemnity to the employees in 2006 in the amount of R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into salaries, The company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that these obligations are not applicable to amounts paid as indemnity, However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company and its subsidiaries decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 121,835, posted in Deposits connected to legal actions, No provision was made for possible losses in this matter since the company and its subsidiaries classify the risk of loss in this action as “possible”,

In September 2006 Cemig was notified by the INSS as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing the amount of R$101,452, The Company has appealed in administrative proceedings against the decision, No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense, and the expectation of loss in this action is considered to be “possible”,

(V) ICMS

Since 2002 the company has received a subvention from Eletrobrás in relation to the discounts given to low-income consumers, The Minas Gerais state office of the Federal Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subvention should be subject to the ICMS tax, The potential for loss in this action is RR$102,644, not including the ICMS tax, which could be questioned by the Secretariat relating to period subsequent to the infringement notice, No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand, The expectation of loss attributed to this action is “possible”,

Cemig was served an infringement notice, as a co-responsible party, in relation to sales of excess electricity by industrial consumers during the period of electricity rationing, in which the Minas Gerais State Tax Authority demanded payment of the ICMS tax on these transactions, in the amount of R$ 33,531, If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge, The expectation of loss in this action is classified as “possible”,

(vi) Civil claims - consumers

Several consumers and the Public Attorney of the State of Minas Gerais brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers, the extraordinary tariff recomposition and the inflation index used to increase the tariff for electricity in April 2003, and requesting twice of reimbursement on the amounts considered charge in error by the company, The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions,

The company is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution of public illumination, in the total amount of R$ 525,579, The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action, The likelihood of loss in this action is considered “possible”,

In addition to the issues described above, Cemig and its subsidiaries are involved, as Plaintiff or Defendant, in other cases, of less importance, related to the normal course of their operations, The management believes that it has adequate defense for this litigation, and significant losses relating to these issues which might have an adverse effect on the company’s financial position or consolidated result of its operations are not expected,

25) STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

(a) Registered capital

Cemig’s shares on December 31, 2007 have nominal value of R$ 5,00 per share and are owned as follows:

	Number of shares on December 31, 2007
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	108,348,914	51	—	—	108,348,914	22
Other entities of the state	28,657	—	5,329,764	2	5,358,421	1
Southern Electric Brasil
Participações Ltda	70,088,868	33	—	—	70,088,868	14
Others -
Brazilian investors	19,663,422	9	82,310,555	30	101,973,977	21
Non-Brazilian investors	14,492,642	7	186,198,634	68	200,691,276	42
Total	212,622,503	100	273,838,953	100	486,461,456	100

	Number of shares on December 31, 2006
Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	36,116,304,884	51	102	—	36,116,304,986	22
Other entities of the state	9,552,515	—	1,776,588,306	2	1,786,140,821	1
Southern Electric Brasil
Participações Ltda	23,362,956,173	33	—	—	23,362,956,173	14
Others -
Brazilian investors	6,834,237,214	10	26,090,932,914	29	32,925,170,128	21
Non-Brazilian investors	4,551,117,137	6	63,412,129,780	69	67,963,246,917	42
Total	70,874,167,923	100	91,279,651,102	100	162,153,819,025	100

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda, (“Southern”), As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement which among other provisions contained the requirement for a qualified quorum in decisions on significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure,

In September 1999 the government of the State of Minas Gerais brought an action for annulment, with a request for anticipatory remedy, against the stockholders’ agreement signed in 1997, The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003, Appeals brought by Southern are before the Brazilian federal courts,

Increase in registered capital

The General Meeting of Stockholders on April 26, 2007 approved an increase in the registered capital through use of the Earnings reserve so as to comply with the terms of Article 199 of the Corporate Law, which limits the balance of reserves to the value of the company’s registered capital,

As a result, an increase in the registered capital of Cemig from R$ 1,621,538 to R$ 2,432,307 was approved, with issuance of new shares upon capitalization of R$ 810,769 of the balance of the retained earnings reserve, distributing to stockholders as a consequence a 50% stock bonus, in new shares, in the same type as that as held, and with a nominal unit value R$ 0,01,

Reverse split

The General Meeting also approved a reverse split of the Company’s shares, substituting each lot of 500 shares with nominal value R$ 0,01 by 1 share of nominal value R$ 5,00, which was effected on June 4, 2007,

(b) Reserves

The Capital Reserves and Profit Reserves are made up as follows:

	Holding company
	2007	2006

Capital Reserves-
Remuneration on Fixed assets in progress – own capital	1,313,220	1,313,220
Donations and subventions for investments	2,650,898	2,650,898
Premium on issuance of shares	69,230	69,230
Monetary updating of the capital	6	6
Shares held in Treasury	(1,132)	(1,132)
	4,032,222	4,032,222

Profit Reserves-
Reserve under the bylaws	1,001,865	432,749
Retained earnings	623,776	1,222,709
Reserve required by law	272,884	186,112
	1,898,525	1,841,570

The Reserve for Remuneration of Works in Progress – Own Capital refers to the interest on the Company’s own capital used in the construction of assets and facilities, and is registered in Fixed Assets with a counterpart in Stockholders’ equity, Cemig decided to cease constituting this reserve, starting with the 1999 business year,

The Reserve for Donations and Subventions for Investments basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time, The funds were used in amortization of various obligations payable to the federal government, and the remaining balance originated the CRC contract,

The Reserve under the Bylaws is for future payment of extraordinary dividends, in accordance with Article 28 of the bylaws,

The Profit Retention Reserves are profits not distributed to stockholders, basically due to the need for funds to apply in investments,

The shares held in Treasury refer to the passthrough by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive schemes,,

(c) Dividends

Of the net profit for the year, 50,00% must be used for distribution of the obligatory dividend to the Company’s stockholders,

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares, They have the right to a minimum annual dividend equal to the greater of: (a) 10% of their nominal value and (b) 3% of the portion of stockholders’ equity that they represent,

Under the bylaws, Cemig’s shares held by private individuals have the right to a minimum dividend of 6% per year on their nominal value in all years when Cemig does not obtain sufficient profits to pay dividends to its stockholders, This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985,

The obligatory or extraordinary dividends declared shall be paid in 2 (two) equal installments, the first by 30 June and the second by 30 December of the year following the generation of the profit to which they refer, and the Executive Board shall decide the location and processes of payment, subject to these periods,

Extraordinary dividends

The Company may distribute extraordinary dividends up to the limit of available cash, as determined by the discretion by the Board of Directors, subject to the guidelines of the Company’s Long-term Strategic Plan, without damage of the obligatory dividends, in every two years, starting in 2005, or in less period if available cash,

The calculation of the dividends proposed for distribution to stockholders for 2007 and 2006 is as follows:

	Holding company
	2007	2006
Calculation of the minimum dividends for the preferred shares under the bylaws

Nominal value of preferred shares	1,369,195	912,797
Percentage on nominal value of preferred shares	10,00%	10,00%
Dividends in accordance with the 1st payment criterion	136,920	91,280

Stockholders’ equity	8,390,177	7,522,453
Proportion of stockholders’ equity represented by the preferred shares (net of shares in Treasury)	56,27%	56,27%
Value of preferred shares in terms of stockholders’ equity	4,721,153	4,232,884
Percentage applied to stockholders’ equity value of preferred shares	3,00%	3,00%
Dividends by the 2nd criteria	141,635	126,987

Minimum obligatory dividend for the preferred shares	141,635	126,987

Obligatory dividends
Net profit for the year	1,735,449	1,718,841
Obligatory dividend: 50,00% of net profit	867,725	859,421

	Holding company
	2007	2006

Net dividends proposed-
Interest on Equity	—	169,067
Complementary dividends	867,725	715,714
Extraordinary dividends	—	497,000
	867,725	1,381,781
(-) Income tax withheld at source on Interest on Equity	—	(16,923)
Total	867,725	1,364,858

Total dividend for the preferred shares	488,269	777,528
Total dividend for the common shares	379,456	604,253

Dividend per thousand shares on December 31, 2006, and per unit share value on December 31, 2007, R$
Minimum dividends for the preferred shares under the bylaws	0,52	1,39
Obligatory dividend	1,78	5,30
Dividends proposed (net of income tax withheld at source)	1,78	8,42

The Company has used 5,00% of the net income for 2007 to Legal Reserve in the amount of R$86,772,

The following proposal for allocation of the remaining balance of Adjusted Net Profit will be made to the General Meeting of Stockholders to be held in April, 2008: R$ 569,116 to the Reserve under the Bylaws and R$ 211,836 to the Retained Profit Reserve,

The tax benefits arising from payment of Interest on Equity are R$ 169,067 and were R$ 57,483 in 2006, The Company did not pay Interest on Equity in 2007,

26) GROSS RETAIL SUPPLY OF ELECTRICITY

The position in retail supply of electricity, by type of consumer, is as follows:

	Consolidated
	(Not reviewed by independent auditors)
	Number of consumers		MWh (*)		R$
	2007 (*)	2006 (*)	2007	2006	2007	2006
Residential	8,764,157	8,560,153	8,648,603	7,429,818	4,373,896	3,622,178
Industrial	86,394	84,175	24,686,241	23,972,596	3,380,277	3,069,373
Commercial, services and others	830,818	820,946	5,549,409	4,439,154	2,494,502	1,935,339
Rural	565,169	505,707	2,212,485	1,942,306	598,812	515,233
Public authorities	61,234	58,225	968,177	724,720	386,545	290,415
Public illumination	2,661	2,696	1,212,251	1,127,685	309,487	285,806
Public service	9,050	8,841	1,325,462	1,117,660	368,974	296,162
Sub-total	10,319,483	10,040,743	44,602,628	40,753,939	11,912,493	10,014,506
Own consumption	1,256	1,124	52,941	37,160	—	—
Subvention for low-income consumers	—	—	—	—	126,112	134,763

Retail supply not invoiced, net	—	—	—	—	11,332	76,799
	10,320,739	10,041,867	44,655,569	40,791,099	12,049,937	10,226,068
Wholesale supply to other concession holders	93	44	13,235,965	11,472,158	1,209,731	708,867
Transactions in energy on the CCEE		—		—	25,664	200,065
Total	10,320,832	10,041,911	57,891,534	52,263,257	13,285,332	11,135,000

( * )The table of consumers includes 100% of the consumers of Light, subsidiary of RME,

The table of MWh includes 25,00% of the total MWh sold by Light,

( ** )Includes Contracts for Sale of Energy in the Regulated Environment (CCEAR) and “bilateral contracts” with other agents,

Tariff adjustment

The tariffs of Cemig Distribution were increased by an average of 5,16% as from April 8, 2007, The adjustment is different for different consumer categories, As an example, residential consumers had an increase of 6,50% on their energy bills, while high-voltage consumers had an increase of 2,89%,

For the free consumers of Cemig Geração e Transmissão and other subsidiaries, individual contracts are signed indexed, principally, to the variation of the IGP-M inflation index and the US dollar exchange rate,

Low-income consumers

The federal government, through Eletrobrás (Centrais Elétricas Brasileiras) reimburses the distributors for the losses in revenue arising as a result of the criteria adopted as from 2002 for classification of consumers in the low-rental residential sub-category, in view of the lower tariff applied to their electricity bills,

The regulator, Aneel is reviewing the procedures for calculation by the Company of revenue for the subsidy for low-income consumers, As a result of this review, the amounts posted in 2007 were calculated on the basis of estimate, and their receipt for the period from February through December 2007 is pending,

27) REVENUE FOR USE OF THE NETWORK – FREE CONSUMERS

The TUSD revenue refers basically to the sale of electricity to free consumers with charging of a tariff for the use of the distribution network,

	Consolidated
	2007	2006

Tariff for Use of the Distribution Systems (TUSD)	1,313,499	1,201,854
Revenue from use of the basic network	537,415	485,598
Revenue from connection to the system	95,016	102,019
	1,945,930	1,789,471

Under the concession contracts between Aneel and the transmission companies Transleste, Transudeste, ERTE, EATE, ENTE, ETEP and ECTE, the revenues to be earned in the final 15 years of the said contracts are 50,00% lower than those in the first 15 years of the concession, The company recognizes the revenues from these concessions in accordance with the said contracts,

28) OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	2007	2006	2007	2006

Retail supply of gas	297,353	298,039	—	—
Charged service	15,482	10,461	—	—
Telecommunications and cable TV service	75,593	121,010	—	—
Services provided	68,015	34,488	343	481
Rental and leasing	50,081	32,016	493	976
Others	51,745	10,886	39,902	—
	558,269	506,900	40,738	1,457

29) DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated		Holding company
	2007	2006 Reclassified	2007	2006

ICMS	3,017,522	2,515,830	4,182	—
COFINS	1,228,455	1,096,577	—	—
RGR – Global Reversion Reserve	144,922	29,938	—	—
PIS and Pasep	253,106	245,857	—	58
Energy Efficiency Program - PEE	28,972	104,530	—	—
Energy Development Account – CDE	390,803	333,983	—	—
Fuel Consumption Account (CCC)	406,864	554,448	—	—
Research and development – R&D	27,646	38,521	—	—
National Scientific and Technological Development Fund	26,258	29,615	—	—
Energy system expansion research	17,505	15,031	—	—
Others	1,564	399	13	23
	5,543,617	4,964,729	4,195	81

Cemig pays ICMS applicable to the RTE and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill,

The reduction in the values provisioned for RGR in 2006 is due to the adjustment in the provision for the business year of 2004, in the amount of R$ 65,760, as a result of the homologation of this expense by Aneel in a lower amount than was estimated by the company,

30) OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	2007	2006	2007	2006
OPERATIONAL COSTS AND EXPENSES

Personnel expenses	967,688	1,082,691	22,948	45,751
Personnel - managers and board members	519	5,503	—	3,929
Post-employment obligations	123,007	169,910	5,144	7,871
Materials	93,596	81,972	421	474
Raw materials and inputs for production	58,908	36,812	—	—
Outsourced services	619,665	503,993	10,730	18,032
Electricity purchased for resale	2,793,722	2,112,673	—	—
Depreciation and amortization	778,144	672,257	701	694
Financial compensation for use of water resources	137,349	138,955	—	—
Operational provisions (reversals)	290,598	52,062	30,085	(98,840)
Charges for the use of the basic transmission grid	649,737	663,851	—	—
Gas purchased for resale	154,241	157,732	—	—
Other operational expenses, net	284,160	238,544	4,042	4,617
	6,951,334	5,916,955	74,071	(17,472)

	Consolidated		Holding company
	2007	2006	2007	2006
PERSONNEL EXPENSES

Remuneration and salary-related charges and expenses	995,456	914,283	18,911	31,188
Supplementary pension contributions – defined contribution plan	34,274	32,288	1,487	2,039
Assistance benefits	116,640	120,516	2,550	3,757
	1,146,370	1,067,087	22,948	36,984
(-) Personnel costs transferred to works in progress	(178,682)	(162,081)	—	—
	967,688	905,006	22,948	36,984
Indemnity of the “Anuênio”	—	177,685	—	8,767
	967,688	1,082,691	22,948	45,751

INDEMNITY OF THE “ANUÊNIO”

As mentioned in Note 24, in 2006 the company and its subsidiaries Cemig Geração e Transmissão and Cemig Distribuição presented a proposal to the employees for indemnity in exchange for their future right relating to incorporated annually into their salaries (referred to as the “anuênio”), The amount of the indemnity corresponds to the estimate of the future anuênios of the employees up to their completing 35 years’ contribution to the INSS, discounted to present value at a rate of 12,00% p,a,, with subsequent application of a variable percentage reduction factor set by the company and its subsidiaries, The period for employees to opt for acceptance was completed on June 30, 2006, and the payment of the indemnity, in the amount of R$ 177,685, was carried out in the period June through August 2006,

	Consolidated		Holding company
	2007	2006	2007	2006
OUTSOURCED SERVICES

Collection/meter reading/bill delivery agents	111,738	93,547	—	—
Communication	80,930	50,197	1,368	1,356
Maintenance and conservation of electricity facilities and equipment	108,464	83,999	30	38
Building conservation and cleaning	36,073	29,241	27	70
Contracted labor	19,029	27,476	165	6
Freight and airfares	8,609	8,510	1,302	1,709
Accommodation and meals	16,850	15,971	210	369
Security services	15,128	14,354	1	31
Consultancy	17,283	26,432	2,673	9,688
Maintenance and conservation of furniture and utensils	27,522	21,220	25	34
Maintenance and conservation of vehicles	19,113	16,307	191	50
Disconnection and reconnection	31,309	20,682	—	—
Others	127,617	96,057	4,738	4,681
	619,665	503,993	10,730	18,032

	Consolidated
	2007	2006
ELECTRICITY PURCHASED FOR RESALE

From Itaipu Binacional	1,197,803	888,185
Short-term energy	119,981	76,317
Proinfa	65,015	40,643
Bilateral contracts	36,412	127,598
‘Initial Contracts’	350,067	42,063
Auction energy	996,809	869,997
Others	27,635	67,870
	2,793,722	2,112,673

	Consolidated		Holding company
	2007	2006	2007	2006

OPERATIONAL PROVISIONS

Pension plan premiums	2,756	6,287	2,283	384
Provision (reversal) for credit of doubtful debts	143,190	128,618	(6,994)	(12,233)
Provision (reversal) for labor-law contingencies	54,131	(79,218)	40,862	(77,238)
Reversal of Aneel administrative proceedings	42,948	487	6,609	487
Provision (reversal) for legal contingencies – civil actions	(5,974)	(19,304)	(6,475)	(19,304)
Provision (reversal) for civil actions on tariff increases	30,583	(17,920)	(7,371)	(17,920)
Others	22,964	33,112	1,171	26,984
	290,598	52,062	30,085	(98,840)

	Consolidated		Holding company
	2007	2006	2007	2006

OTHER NET OPERATIONAL EXPENSES

Leasings and rentals	34,102	33,565	604	951
Advertising	26,235	21,273	395	890
Own consumption of electricity	16,729	15,607	—	—
Subventions and donations	40,648	35,475	870	687
Aneel inspection charge	37,441	33,711	—	—
Payments for concessions	14,434	13,229	—	—
Taxes and charges (IPTU, IPVA and others)	38,996	29,230	160	49
Insurance	5,403	5,052	95	138
Contribution to the MAE	3,485	2,670	3	3
Others	66,687	48,732	1,915	1,899
	284,160	238,544	4,042	4,617

31) NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	2007	2006	2007	2006
FINANCIAL REVENUES -
Revenue from cash investments	200,464	183,839	16,023	9,211
Arrears penalty payments on electricity bills	122,659	133,757	—	—
Interest and monetary variation on accounts receivable from the Minas Gerais state government	158,991	187,195	—	41,267
Provision (reversal) for loss on accounts receivable from the government of the State of Minas Gerais	—	99,186	—	99,187
Monetary variation of CVA	45,108	87,211	—	—
Monetary updating – General Agreement for the Electricity Sector	404,900	321,936	26,594	29,216
Monetary updating and interest – Deferred Tariff Adjustment	130,676	198,731	—	—
FX variations	119,828	89,861	—	109
Pasep and Cofins taxes on financial revenues	(64,880)	(71,728)	(36,945)	(40,958)
Gains on financial instruments	8,279	25,221	—	2,234
Gains on FIDC	—	—	35,656	10,988
Others	159,986	137,065	35,807	46,354
	1,286,011	1,392,274	77,135	197,608
FINANCIAL EXPENSES -
Charges on loans and financings	(851,855)	(867,923)	(10,185)	(12,664)
Monetary variation – General Agreement for the Electricity Sector	(139,048)	(75,168)	—	—
Monetary variation of CVA	(36,661)	(57,727)	—	—
FX variations	(9,841)	(3,408)	(1,708)	(40)
Monetary variation – loans and financings	(26,343)	(27,810)	(237)	(9)
CPMF TAX	(66,780)	(83,987)	(5,536)	(12,840)
Provision for losses on recovery of Extraordinary Tariff Recomposition and free energy amounts – updating	(174,832)	(86,154)	(26,594)	(29,217)
Losses on financial instruments	(187,248)	(116,833)	—	—
Others	(149,508)	(122,938)	(31,532)	(34,179)
	(1,642,116)	(1,441,948)	(75,792)	(88,949)

NET FINANCIAL REVENUE (EXPENSES)	(356,105)	(49,674)	1,343	108,659

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity,

The financial charges arising on loans and financings linked to works in the year of 2007, in the amount of R$ 8,822, were transferred to Fixed assets, No monetary updating or FX variation was capitalized in the period (in 2006 R$ 20,880 in financial charges, and R$ 3,870 in monetary and FX variations, was capitalized),

32) NON-OPERATIONAL REVENUE (EXPENSES)

	Consolidated		Holding company
	2007	2006	2007	2006

Net loss on decommissioning and sale of assets	(19,968)	(15,052)	(69)	(513)
Forluz – current administration expense	(20,663)	(13,504)	(895)	(798)
Gain on sale of the holding in Way TV	54,079	—	—	—
Other net expenses	(23,804)	(8,239)	(10,079)	(8,912)
	(10,356)	(36,795)	(11,043)	(10,223)

The gain on sale of the holding in Way TV is described in more detail in Explanatory Note 16,

33) EMPLOYEES’ PROFIT SHARES

In the years 2007 and 2006 the Company and its subsidiary Cemig Distribuição and Cemig Geração e Transmissão used a percentage of 3% of operational profit, adjusted for certain items specified by Aneel in the Annual Reporting Procedure (PAC) as the general criterion for payment of profit shares to employees, Additionally, in the collective agreements in November 2007 and 2006, extraordinary amounts of R$ 358,573 and R$ 139,198, respectively, were agreed with the employees’ unions, These additional amounts were paid within the same business year,

Under these agreements, the share in the profits of 2007 and 2006, including the contribution to the pension plan payable on these amounts, were R$ 486,483 and R$ 209,991, respectively,

34) RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	2007	2006	2007	2006	2007	2006	2007	2006

Cemig Distribuição S,A,
Interest on Equity and dividends	674,408	670,712	—	—	149,809	181,963	—	—
Retail supply of electricity	—	14,744	13,491	—	—	77,585	(79,731)	—
Others	127	1,378	2,463	1,125	—	—	—	—

Cemig Geração e Transmissão S,A,
Interest on Equity and dividends	564,780	379,054	—	—	188,118	229,880	—	—
Retail supply of electricity	22,277	—	—	14,744	79,731	—	—	77,585
Others	351	5,099	2,694	3,903	—	—	—	—

Light S,A,
Retail supply of electricity	366	—	—	—	55,757	—	—	—
Electricity purchased for resale	—	—	163	—	—	—	(20,528)	(22,459)

Minas Gerais state government
Consumers and traders	2,021	2,923	—	—	65,870	56,773	—	—
Taxes offsettable – ICMS – current	167,308	15,088	268,302	262,084	(2,535,715)	(2,515,830)	—	—
Accounts receivable from Minas Gerais state gov,	1,763,277	1,726,293	—	—	123,335	140,454	—	—
Taxes offsettable - ICMS – non-current	57,901	312,434	—	—	—	—	—	—
Consumers and traders	36,795	36,546	—	—	—	—	—	—
Interest on Equity and dividends	—	—	125,677	307,894	—	—	—	(37,672)
Debentures	—	—	146,705	106,479	—	—	(40,226)	(3,736)
Credit Receivables Fund	—	—	990,386	981,791	—	—	—	—
Financings – Minas Gerais Development Bank	—	—	18,392	31,986	—	—	—	—

Forluz
Post-employment obligations – current	—	—	88,665	139,113	—	—	(101,696)	(169,910)
Post-employment obligations – non current	—	—	1,131,967	1,421,315	—	—	—	—
Others	—	—	89,410	65,310	—	—	—	—
Personnel expenses	—	—	—	—	—	—	(34,274)	(32,288)
Current administration expense	—	—	—	—	—	—	(20,663)	(13,504)

Others	4,785	635	75,045	—	—	—	—	—
Interest on Equity	141,391	103,006	—	—	—	—	—	—

See further information relating to the principal transactions in Explanatory Notes 6, 11, 14, 19, 20, 22, 24, 25, 29, 31, 32 and 38,

The balance under Consumers and traders relating to the Minas Gerais state government, in the amount of R$ 36,795 on December 31, 2007 in the short and long term, includes amounts receivable from Copasa, which were renegotiated for payment in 96 months (R$36,545 on December 31, 2006),

35) EXPOSURE AND MANAGEMENT OF RISKS

As a concession holder in the Brazilian electricity sector, Cemig and its subsidiaries operate in environments where factors such as stockholding restructurings, government regulations, evolution of technology, globalization and variations in the consumer market are risk factors,

Cemig has a Corporate Risk Management program, which seeks to provide understanding of any events that could cause a loss of value to stockholders, and structure the Company to operate proactively in relation to its risk environment,

The principal market risks that affect Cemig’s business are as follows:

a) Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the real, with significant impact on indebtedness, profit and cash flow, To reduce Cemig’s exposure to increases in the exchange rate, the Company had hedge transactions contracted, on December 31, 2007 in the amount of R$ 122,099, equivalent to US$68,932, and R$ 61,409 equivalent to ¥3,878,825 (Japanese Yen), in which variation in the US dollar and the Yen, plus a rate, were replaced by the variation in the CDI rate (see Explanatory Note 36),

The net exposure to exchange rates is as follows:

	Consolidated
	2007	2006
CEMIG’S FX EXPOSURE

US dollars (Note 20)
Loans and financings	361,652	906,634
(-) Contracted hedge and swap operations	(122,099)	(233,187)
	239,553	673,447
Yen (Note 20)
Loans and financings	61,483	69,678
(-) Contracted hedge transactions	(61,409)	(69,624)
	74	54
Other foreign currencies (Note 20)
Loans and financings
Euro	28,874	36,293
Others	4,533	2,147
	33,407	38,440
Net exposure	273,034	711,941

Must be emphasis that the exposure showed above to exchange rates is reduced by the Company through contracts of sale of electric to free consumers, through Cemig Geração e Transmissão, index to the dollar variation,

b) Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 144,305 at December 31, 2007 (R$ 433,086 on December 31, 2006),

The risk of increase of Brazilian interest rates is partially reduced by assets that are also indexed to interest rates, as follows:

	Consolidated		Holding company
	2007	2006	2007	2006
CEMIG’S EXPOSURE TO BRAZILIAN INTEREST RATES

Assets
Cash investments (Note 5)	1,622,729	1,267,723	16,214	21,987
Regulatory assets (Note 7)	1,914,959	2,111,936	—	—
	3,537,688	3,379,659	16,214	21,987
Liabilities
Loans, financings and debentures (Note 20)	(5,426,247)	(5,456,230)	(79,322)	(110,388)
Regulatory liabilities (Note 7)	(1,139,243)	(879,078)	—	—
Contracted hedge and swap transactions (Note 35)	(183,508)	(302,811)	—	—
	(6,748,998)	(6,638,119)	(79,322)	(110,388)
Liabilities in excess of assets	(3,211,310)	(3,258,460)	(63,108)	(88,401)

c) Credit risk

This risk arises from the possibility of Cemig or its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to their clients, A substantial part of sales of energy is widely spread out among a large number of clients, which reduces the Company’s risk, The procedures for reduction of defaulting consist of issuance of warnings of maturity of receivables, telephone contact, and negotiations to result in receipt of receivables, After the possibilities for regularization of accounts in arrears have been exhausted, supply is suspended,

d) Risk of early maturity of debt

The Company and its subsidiaries have contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to the meeting of economic and financial indices, cash flow and other indicators, Non-compliance with these clauses could result in early maturity of debt, The restrictive clauses were complied with in full on December 31, 2007, and throughout the whole of the 2007 business year,

e) Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry, If the Mining and Energy Ministry does not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”), the present levels of activity and profitability could be altered,

36) FINANCIAL INSTRUMENTS

Cemig uses financial instruments, restricted to cash and cash equivalents, consumers and traders, amounts receivable from the Minas Gerais state government, loans and financings, and debentures, and the gains and losses obtained on the transactions are registered in full by the accrual method,

Cemig has operational policies and strategies aiming for liquidity, profitability and security, and also procedures for monitoring balances, and has operated with banks that meet the requirements for financial solidity and reliability, according to defined management criteria, The control policy consists of permanent monitoring of the rates contracted vis-à-vis those currently applied in the market,

a) Market value

The market values of cash assets and liabilities are determined based on available market information and appropriate valuation methods, The use of different market assumptions and/or methodologies from the estimates could cause figures to be different from the market estimate values,

The accounting balances of cash investments and accounts receivable from the Minas Gerais state government on December 31, 2007 and 2006 are equivalent to the market values, because they are recorded at realization value, The market values of loans and financings and swap transactions have been calculated by the present value of these financial instruments, using the interest rates practiced in the transactions with similar nature, tenor and risk, as shown below,

The market value of financial instruments is as follows:

	2007		2006
	Book value	Market value	Book value	Market value
Assets
Cash Investments (Note 5)	1,622,729	1,622,729	1,267,723	1,267,723
Accounts Receivable From Minas Gerais State Government (Note 14)	1,763,277	1,763,277	1,726,293	1,726,293
	3,386,006	3,386,006	2,994,016	2,994,016
Liabilities
Loans, Financings and Debentures (Note 20)	7,639,034	7,452,849	7,648,937	7,480,461
Contracted Hedge Transactions (Note 36)	166,448	184,389	176,575	187,160
	7,805,482	7,637,238	7,825,512	7,667,621

b) Derivative instruments

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes

On December 31, 2007, Cemig maintained instruments to swap financial results with financial institutions, to protect against possible oscillations in the exchange rate between the Brazilian Real and the US dollar in an amount equivalent to US$68,932 (R$ 122,099) and yen in the amount equivalent to ¥3,878,825 (US$34,669 – R$ 61,409),

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur, The net results realized on these transactions amounted to consolidated losses on 2007 and 2006, of R$178,969 and R$91,612, respectively, posted in Financial revenue (expenses),

The recognition of the net result not realized in operations with derivative instruments is carried out by the accrual method, which can generate differences when compared with the estimated market value of such instruments, This difference arises from the fact that market value includes recognition at present value of future gains or losses to be incurred on the transactions, in accordance with the expectation of the market at the moment at which the market value is ascertained,

The table below shows the derivative instruments contracted by the subsidiaries Cemig Geração e Transmissão and Cemig Distribuição Cemig, the gains (losses) not realized, registered, and the respective estimate of market value of these instruments December 31, 2007:

					December 31, 2007
					Unrealized loss
Receivable by Cemig	Payable by Cemig	Maturity period	Principal amount contracted, ’000-		Book value	Estimated market value

In Yen + rate (3,90% p,a,)	R$ indexed to CDI (111,00% of CDI rate)	12 / 2009	¥3,878,825		(39,828)	(48,648)

In US$ + rate (5,58% to 7,48% p,a)	R$ 100% of CDI + rate (1,50% to 3,01% p,a,)	From 04 / 2008 to 06 / 2013	US$	68,932	(126,620)	(135,741)

					(166,448)	(184,389)

Additionally, the jointly controlled subsidiary Light uses swap transactions to reduce risks arising from FX variations, The non-realized net value of these transactions on December 31, 2007, is R$2,532 negative (R$7,797 on December 31, 2006),

37) INSURANCE

Cemig maintains insurance policies to cover damages to certain items of its assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities, The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors,

Assets	Cover	Dates of validity	Amount Insured	Annual Premium
CEMIG, Cemig Distribuição, Cemig Geração e Transmissão
Air insurance – aircraft	Hull	28/04/2007 a 28/04/2008	12,096	177

Stores, building facilities and Telecoms equipment	Fire	10/08/2007 to 10/08/2008	591,950	123

Operational risk – generators, rotors and power equipment	Total	05/05/2007 to 05/05/2008	1,619,778	2,929

Light
Operational risk	Total	31/10/2007 to 31/10/2008	1,802,298	1,109
General third party	Total	25/09/2007 to 25/09/2008	17,713	218
Directors and board members	Total	10/08/2007 to 10/08/2008	53,139	530

Cemig does not have insurance policies to cover accidents to third parties, and is not seeking proposals for this type of insurance, Additionally, Cemig has not sought proposals for and does not have current policies for, insurance against events that could affect its facilities, such as earthquakes, floods, systemic failures or the risk of interruption of business, and there have been no significant losses as a function of these risks,

38) CONTRACTUAL OBLIGATIONS

Cemig has contractual obligations and commitments that include amortization of loans and financings, contracts with contractors for the construction of new projects, purchase of electricity from Itaipu and other sources, as shown:

	2008	2009	2010	2011	2012	2013	2014 and after	Total
LOANS, FINANCINGS AND DEBENTURES	1,020,241	927,953	738,759	837,326	1,036,761	1,167,187	1,910,807	7,639,034
Purchase of electricity from Itaipu (1)	1,207,152	924,161	995,821	1,030,571	1,054,379	448,960	—	5,661,044
Transport of electricity from Itaipu (1)	80,448	70,613	73,237	75,837	78,143	33,552	—	411,830
Baguari hydro plant	24,757	—	—	—	—	—	—	24,757
Aimorés hydro plant	20,052	—	—	—	—	—	—	20,052
Guanhães SPC	16,481	—	—	—	—	—	—	16,481
Commercial Management System	58,695	—	—	—	—	—	—	58,695
LT Charrúa	8,516	—	—	—	—	—	—	8,516
Furnas – Pimenta transmission line	15,729	—	—	—	—	—	—	15,729
Debt to Forluz pension plan	88,665	81,914	83,017	72,436	68,978	48,047	619,941	1,062,998
Purchase of electricity at auction	1,347,204	1,623,791	2,355,071	2,728,957	3,067,874	3,547,985	16,778,927	31,449,809
Payments for concessions	1,480	1,494	1,494	1,494	6,078	12,494	304,968	329,502

Total	3,889,420	3,629,926	4,247,399	4,746,621	5,312,213	5,258,225	19,614,643	46,698,447

(1) Contract with Furnas, in US dollars, for purchase of electricity from Itaipu up to May 2013,

39) PERIODIC TARIFF REVIEW OF CEMIG DISTRIBUIÇÃO

Aneel Resolution 234 of October 31, 2006, set new concepts and guidelines related to the second cycle of Periodic Review of the electricity distributors,

The main changes are:

•                  “Special Obligations” will be amortized as from the next Tariff Review, with posting of credit in the income statement of the distributors for the year, using the average rate of the assets giving rise to them,

•                  The asset base to be used in the second Periodic Tariff Review will be the previous base, updated by the IGP-M inflation index, plus or minus new additions or write offs taking place in the period,

•                  Aneel will continue to use the Reference Company as comparison base when defining operational costs to be covered by tariffs,

Aneel is in the process of review of the tariffs for retail supply and the TUSD of Cemig Distribution, the 2nd cycle, corresponding to the period from 2008 to 2013, the public hearing being scheduled for March 5, 2008 and the new tariffs to come into effect from April 8, 2008, The average percent of adjustment provisionally disclosed by Aneel is for a reduction of the tariff by 9,72%, In deciding this amount, parameters of the 1st cycle which are also being adjusted were taken into account, such as indicators of productivity, value of the assets base to be remunerated and also the average cost of capital defined, This provisional percentage may yet be altered as a result of contributions made at the public hearing, and decision by Aneel on the effective value of the asset base to be used for remuneration of the 2nd cycle of tariff review,

40) FINANCIAL STATEMENTS SEPARATED BY COMPANY

For the Year Ended on December 31, 2007

	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE, ERTE,EATE,ECTE	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHER	ELIMINATION	TOTAL

ASSETS	9,920,404	7,807,144	10,005,365	2,222,708	270,472	382,013	366,640	155,397	119,614	489,939	(7,473,193)	24,266,503
Cash and cash equivalents	21,953	916,288	636,286	122,553	35,371	111,387	30,065	48,885	37,398	106,033	—	2,066,219
Accounts receivable	2,156,784	345,927	1,836,512	407,057	8,375	148,373	7,841	4,741	3,139	27,683	(557,595)	4,388,837
Regulatory assets	—	45,898	2,423,558	109,209	—	—	—	—	—	—	—	2,578,665
Other assets	670,662	572,697	1,077,898	571,992	3,267	32,345	135,124	29,496	4,692	26,797	(121,448)	3,003,522
Investments/PP&E/Deferred	7,071,005	5,926,334	4,031,111	1,011,897	223,459	89,908	193,610	72,275	74,385	329,426	(6,794,150)	12,229,260

LIABILITIES	9,920,404	7,807,144	10,005,365	2,222,708	270,472	382,013	366,640	155,397	119,614	489,939	(7,473,193)	24,266,503
Suppliers	11,781	262,116	883,381	122,110	633	31,068	6,535	5,223	3,920	20,138	(70,208)	1,276,697
Loans, financings and debentures	79,322	3,111,647	2,752,083	487,984	144,303	—	5,615	—	—	67,694	990,386	7,639,034
Dividends and Interest on Equity	881,457	541,518	674,408	26,576	16,130	8,135	7,608	21,954	18,008	69,556	(1,383,893)	881,457
Post-employment obligations	55,538	276,170	888,924	250,262	—	—	—	—	—	—	—	1,470,894
Other liabilities	502,129	627,430	2,366,027	665,434	9,336	150,712	17,177	34,142	7,394	39,006	(215,328)	4,203,459

Future earnings	—	—	—	86,236	—	—	—	—	—	—	—	86,236
Minority interests	—	—	—	318,549	—	—	—	—	—	—	—	318,549
Stockholders’ equity	8,390,177	2,988,263	2,440,542	265,557	100,070	192,098	329,705	94,078	90,292	293,545	(6,794,150)	8,390,177

INCOME STATEMENT
Net operational revenue	36,543	2,665,603	5,976,411	1,252,732	67,924	231,747	68,263	38,638	29,522	130,833	(252,302)	10,245,914

OPERATIONAL COSTS AND EXPENSES	—	—	—	—	—	—	—	—	—	—	—	—
Personnel	(22,948)	(228,090)	(618,904)	(71,691)	(1,661)	(11,334)	(8,081)	(973)	(1,207)	(3,318)	—	(968,207)
Post-employment obligations	(5,144)	(22,982)	(73,570)	(21,311)	—	—	—	—	—	—	—	(123,007)
Materials	(421)	(18,085)	(69,361)	(3,902)	(264)	(1,003)	—	(213)	(156)	(191)	—	(93,596)
Raw materials	—	(58,409)	—	—	—	—	(499)	—	—	—	—	(58,908)
Outsourced services	(10,730)	(95,512)	(395,541)	(68,325)	(3,699)	(4,407)	(15,836)	(4,249)	(2,570)	(18,796)	—	(619,665)
Royalties for use of water resources	—	(129,828)	(3,247)	—	—	—	—	(1,298)	(1,028)	(1,948)	—	(137,349)
Electricity bought for resale	—	(75,448)	(2,164,173)	(646,445)	—	—	—	(248)	(740)	(10,911)	104,243	(2,793,722)
Charges for use of the grid	—	(257,204)	(446,838)	(85,393)	—	—	—	—	(3,303)	(5,058)	148,059	(649,737)
Depreciation and amortization	(701)	(223,486)	(416,891)	(82,219)	(7,409)	(4,344)	(25,640)	(2,508)	(2,173)	(12,773)	—	(778,144)
Operational provisions	(30,085)	(6,011)	(175,959)	(74,698)	—	(672)	(21)	—	—	(3,152)	—	(290,598)
Gas bought for resale	—	—	—	—	—	(154,241)	—	—	—	—	—	(154,241)
Other expenses, net	(4,042)	(77,954)	(161,625)	(26,842)	(1,196)	(4,449)	(5,445)	(499)	(311)	(1,797)	—	(284,160)
	(74,071)	(1,193,009)	(4,526,109)	(1,080,826)	(14,229)	(180,450)	(55,522)	(9,988)	(11,488)	(57,944)	252,302	(6,951,334)

Operational profit before equity income and Financial revenue (exp	(37,528)	1,472,594	1,450,302	171,906	53,695	51,297	12,741	28,650	18,034	72,889	—	3,294,580

Financial revenue (expenses)	1,343	(332,801)	7,853	(52,252)	(11,409)	11,181	5,576	4,593	3,286	6,525	—	(356,105)

Operational profit (loss)	(36,185)	1,139,793	1,458,155	119,654	42,286	62,478	18,317	33,243	21,320	79,414	—	2,938,475
Non-operational profit (loss)	(11,043)	(2,522)	(43,027)	(7,616)	(10)	(4)	54,155	—	—	(289)	—	(10,356)
Profit (loss) before income tax, Social Contribution and employee profit shares	(47,228)	1,137,271	1,415,128	112,038	42,276	62,474	72,472	33,243	21,320	79,125	—	2,928,119
Deferred income tax and Social Contribution	(116,565)	(280,271)	(311,719)	151,221	(13,340)	(16,337)	(15,630)	(9,199)	(2,364)	(8,101)	—	(622,305)
Minority interests	—	—	—	(115,480)	—	—	—	—	—	—	—	(115,480)
Employee profit shares	(12,288)	(109,976)	(332,201)	—	—	—	(420)	—	—	—	—	(454,885)
Net profit for the year	(176,081)	747,024	771,208	147,779	28,936	46,137	56,422	24,044	18,956	71,024	—	1,735,449

For the Year Ended on December 31, 2006

	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE,ERTE, EATE,ECTE,	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHER	ELIMINATION	TOTAL

ASSETS	9,462,907	7,379,646	9,447,368	2,138,166	281,046	295,354	370,878	143,152	136,197	406,458	(6,852,456)	23,208,716
Cash and cash equivalents	23,389	687,814	214,103	177,577	47,956	62,507	17,327	43,373	31,158	70,297	—	1,375,501
Accounts receivable	1,897,274	410,326	2,943,674	560,857	7,645	114,638	28,504	4,653	2,698	19,062	(271,453)	5,717,878
Regulatory assets	—	34,637	1,808,483	53,390	—	—	—	—	—	—	—	1,896,510
Other assets	700,909	418,910	742,271	340,972	3,453	29,972	53,842	20,767	3,415	16,546	(23,508)	2,307,549
Investments/PP&E/Deferred	6,841,335	5,827,959	3,738,837	1,005,370	221,992	88,237	271,205	74,359	98,926	300,553	(6,557,495)	11,911,278

LIABILITIES	9,462,907	7,379,646	9,447,368	2,138,166	281,046	295,354	370,878	143,152	136,197	406,458	(6,852,456)	23,208,716
Suppliers	6,346	137,637	873,542	123,685	2,754	26,747	23,050	3,034	2,632	7,714	(21,440)	1,185,701
Loans, financings and debentures	110,388	3,104,031	2,417,911	808,694	158,867	—	24,024	—	—	43,231	981,791	7,648,937
Dividends and Interest on Equity	1,373,828	379,054	670,712		8,537	6,272		22,272	17,327	48,598	(1,152,772)	1,373,828
Post-employment obligations	62,682	304,684	977,825	244,772	—	—	—	—	—	—	—	1,589,963
Other liabilities	387,210	503,328	2,157,396	581,182	6,319	110,018	56,410	24,970	11,133	14,667	(152,497)	3,700,136

Future earnings	—	—	—	90,080	—	—	—	—	—	—	—	90,080
Minority interests	—	—	—	77,738	—	—	19,880	—	—	—	—	97,618
Stockholders’ equity	7,522,453	2,950,912	2,349,982	212,015	104,569	152,317	247,514	92,876	105,105	292,248	(6,507,538)	7,522,453

INCOME STATEMENT
Net operational revenue	1,376	2,242,933	5,419,054	524,562	30,657	232,305	104,694	37,038	29,408	87,087	(242,472)	8,466,642

OPERATIONAL COSTS AND EXPENSES
Personnel	(49,680)	(249,293)	(733,944)	(26,646)	(456)	(10,984)	(12,839)	(757)	(1,530)	(2,065)	—	(1,088,194)
Post-employment obligations	(7,871)	(36,331)	(115,793)	(9,915)	—		—	—	—	—	—	(169,910)
Materials	(474)	(17,555)	(58,520)	(2,070)	(38)	(555)	(2,366)	(187)	(80)	(127)	—	(81,972)
Raw materials	—	(36,812)	—	—	—	—	—	—	—	—	—	(36,812)
Outsourced services	(18,032)	(88,674)	(329,204)	(26,292)	(1,417)	(5,366)	(21,064)	(3,058)	(3,154)	(7,732)	—	(503,993)
Royalties for use of water resources	—	(123,756)	(11,581)	—	—		—	(1,548)	(1,230)	(840)	—	(138,955)
Electricity bought for resale	—		(1,981,437)	(227,981)	—	—	—	(320)	(454)	(6,452)	103,971	(2,112,673)
Charges for use of the grid	—	(232,164)	(515,224)	(46,727)	—	—	—	—	(2,986)	(5,251)	138,501	(663,851)
Depreciation and amortization	(694)	(207,924)	(367,294)	(33,418)	(2,792)	(3,507)	(39,175)	(2,508)	(2,751)	(12,194)	—	(672,257)
Operational provisions	98,840	(1,523)	(108,834)	(40,522)	—	—	(23)	—	—	—	—	(52,062)
Gas bought for resale	—	—	—	—	—	(157,732)	—	—	—	—	—	(157,732)
Other expenses, net	(4,617)	(70,226)	(140,796)	(11,450)	(329)	(3,242)	(21,311)	(520)	(336)	(931)	15,214	(238,544)
	17,472	(1,064,258)	(4,362,627)	(425,021)	(5,032)	(181,386)	(96,778)	(8,898)	(12,521)	(35,592)	257,686	(5,916,955)

Operational profit before equity income and Financial revenue (expenses)	18,848	1,178,675	1,056,427	99,541	25,625	50,919	7,916	28,140	16,887	51,495	15,214	2,549,687

Financial revenue (expenses)	108,659	(319,103)	188,955	(23,169)	(5,944)	6,407	(2,279)	5,321	3,212	3,481	(15,214)	(49,674)

Operational profit (loss)	127,507	859,572	1,245,382	76,372	19,681	57,326	5,637	33,461	20,099	54,976	—	2,500,013
Non-operational profit (loss)	(10,223)	(2,292)	(25,500)	806	—	(398)	812	—	—	—	—	(36,795)
Profit (loss) before income tax, Social Contribution and employee profit shares	117,284	857,280	1,219,882	77,178	19,681	56,928	6,449	33,461	20,099	54,976	—	2,463,218
Deferred income tax and Social Contribution	16,283	(193,430)	(299,883)	(35,974)	(3,832)	(12,984)	17,226	(8,756)	(1,860)	(4,386)	—	(527,596)
Minority interests	—	—	—	(6,520)	—	—	(270)	—	—	—	—	(6,790)
Employee profit shares	(9,321)	(49,742)	(150,432)	—	—	—	—	(122)	—	(374)	—	(209,991)
Net profit for the year	124,246	614,108	769,567	34,684	15,849	43,944	23,405	24,583	18,239	50,216	—	1,718,841

(The original is signed by the following signatories)

Djalma Bastos de Morais	Luiz Fernando Rolla	Marco Antonio Rodrigues da Cunha
CEO	Chief Officer for Finance, Investor	Chief Corporate Management Officer
Vice-Chairman	Relations and Control of Holdings

Bernardo Afonso Salomão de Alvarenga	Fernando Henrique Schüffner Neto	José Maria de Macedo
Chief Trading Officer	Chief Generation and Transmission	Chief Distribution and Sales Officer
Officer

José Carlos de Matos	Pedro Carlos Hosken Vieira	Leonardo George de Magalhães
Chief New Business Development Officer	Controller	Accounting General Manager
Accountant – CRC-MG-53,140

APPENDIX I

STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 and 2006
(R$ ’000)

Statement in accordance with the criteria for disclosure set by FAS 95 – Statement of Cash Flows, since Cemig is registered with the SEC and also prepares financial statements in accordance with US GAAP,

	Consolidated		Holding company
	2007	2006	2007	2006
FROM OPERATIONS
Net profit for the year	1,735,449	1,718,841	1,735,449	1,718,841
Expenses (revenue) not affecting cash
Depreciation and amortization	778,144	672,257	701	694
Net write-offs of PP&E	30,084	21,596	—	4,182
Equity income	—	—	(1,911,530)	(1,594,595)
Interest and monetary updating – non-current	(388,869)	(392,919)	(62,013)	(179,340)
Provision (reversal) for losses on recovery of Extraordinary Tariff	174,832	86,154	26,594	29,217
Recomposition	296,824	191,988	12,070	(142,566)
Provision (reversal) for operational losses
Post-employment obligations	123,007	169,910	5,144	7,871
Provision for losses on accounts receivable from the Minas Gerais state government	—	19,978	—	19,978
Deferred federal taxes	(403,546)	(71,704)	(10,107)	(9,934)
Provision for losses on financial instruments	178,969	91,612	—	—
Minority interests	115,480	6,790	—	—
Others	(1,194)	(120,461)	20,130	82
	2,639,180	2,394,042	(183,562)	(145,570)
(Increase) reduction in assets
Consumers and traders	(91,107)	(630,646)	—	—
Traders – transactions on the CCEE	120,894	194,856	—	—
Extraordinary Tariff Recomposition	301,779	257,171	—	—
Taxes offsettable	(296,146)	(165,291)	8,845	(85,513)
Deferred tariff adjustment	509,286	294,353	—	—
Other current assets	155,172	97,903	(2,893)	21,422
Anticipated expenses – CVA	77,342	126,119	—	—
Tax credits	(25,902)	(27,354)	36,972	(31,786)
Transport of electricity	(104,466)	(55,048)	—	—
Payments into court	(17,068)	(124,987)	(9,920)	4,299
Dividends received from subsidiaries	—	—	1,444,658	1,644,463
Amortization of accounts receivable from the Minas Gerais state government	122,007	78,760	—	—
Other non-current assets	(5,847)	30,317	(3,202)	29,856
	745,944	76,153	1,474,460	1,582,741
Increase (reduction) of liabilities
Suppliers	(34,268)	(124,738)	5,435	(13,856)
Taxes and Social Contribution	18,952	(74,435)	20,055	(3,664)
Salaries and obligatory payments on payroll	51,265	(634)	1,496	(1,458)
Regulatory charges	(29,655)	74,393	—	—
Loans and financings	(54,243)	8,553	(1,057)	(1,921)
Post-employment obligations	(245,219)	(268,107)	(12,288)	(13,126)
Anticipated expenses – CVA	174,416	46,360	—	—
Losses on financial instruments	(189,096)	30,893	—	—
Other	135,252	22,605	84,412	4,807
	(172,596)	(285,110)	98,053	(29,218)

CASH FROM OPERATIONS	3,212,528	2,185,085	1,388,951	1,407,953

FINANCING ACTIVITIES
Financings obtained	1,055,910	2,265,902	—	30,000
Sale of participation in the FIDC	—	—	—	900,000
Receipt of units in the FIDC	—	—	7,267	26,611
Payments of loans and financings	(1,855,095)	(1,926,540)	(30,246)	—
Short-term loans	800,000	1,200,000	—	—
Interest on dividends and Interest on Equity	(1,360,096)	(2,071,666)	(1,360,096)	(2,071,666)
	(1,359,281)	(532,304)	(1,383,075)	(1,115,055)
TOTAL INFLOW OF FUNDS	1,853,247	1,652,781	5,876	292,898

INVESTMENTS
In fixed assets	(108,933)	(552,681)	(7,055)	(569,574)
In PP&E	(1,392,868)	(1,469,762)	(702)	—
Special obligations – contributions by consumers	267,897	304,642	—	—
Sale of stockholding	49,234	—	—	—
In deferred	(4,405)	(1,998)	—	—
	(1,189,075)	(1,719,799)	(7,757)	(569,574)

NET CHANGE IN CASH POSITION	664,172	(67,018)	(1,881)	(276,676)

	Consolidated		Holding company
	2007	2006	2007	2006

CHANGES IN CASH POSITION
Start of period	1,402,047	1,344,135	23,834	300,510
Initial balance – Acquisition of subsidiaries	—	124,930	—	—
End of period	2,066,219	1,402,047	21,953	23,834
	664,172	(67,018)	(1,881)	(276,676)
PAYMENTS MADE IN THE YEAR
Interest on loans and financings	814,184	781,052	11,243	14,585
Income tax and Social Contribution	1,091,271	696,224	50,126	8,917

TRANSACTIONS NOT INVOLVING OUTFLOW OF CASH
Financial charges transferred to PP&E	8,822	24,750	—	—
Dividends offset with CRC credits	122,007	78,760	—	—

APPENDIX II

STATEMENTS OF ADDED VALUE

YEARS ENDED DECEMBER 31, 2007 AND 2006

(R$ ’000)

	Consolidated						Holding company
	2007			2006			2007			2006
REVENUES
Operational revenues	15,789,531			13,431,731			40,738			1,457
Provision for doubtful receivables	(143,190)			(128,618)			6,994			12,233
Non-operational profit (loss)	(10,356)			(36,795)			(11,043)			(10,223)
	15,635,985			13,266,318			36,689			3,467
INPUTS ACQUIRED FROM THIRD PARTIES
Electricity bought for resale	(2,793,722)			(2,112,673)			—			—
Charges for use of the Basic Grid	(649,737)			(663,851)			—			—
Outsourced services	(619,665)			(503,993)			(10,730)			(18,032)
Gas bought for resale	(154,241)			(157,732)			—			—
Materials	(93,596)			(81,972)			(421)			(474)
Raw materials	(58,908)			(36,812)			—			—
Other operational costs	(368,664)			(99,553)			(40,448)			98,204
	(4,738,533)			(3,656,586)			(51,599)			79,698

GROSS VALUE ADDED	10,897,452			9,609,732			(14,910)			83,165

RETENTIONS
Depreciation and amortization	(778,144)			(672,257)			(701)			(694)
NET VALUE ADDED	10,119,308			8,937,475			(15,611)			82,471

ADDED VALUE RECEIVED BY TRANSFER							1,911,530			1,594,595
Equity income from subsidiaries	1,350,891			1,464,002			114,080			223,352
Financial revenues	1,350,891			1,464,002			2,025,610			1,817,947
ADDED VALUE TO BE DISTRIBUTED	11,470,199			10,401,477			2,009,999			1,900,418

DISTRIBUTION OF ADDED VALUE			%			%			%			%

Personnel and obligatory payments on payroll	1,754,910	15		1,625,353	16		49,375	2		77,839	4
Taxes and contributions	6,254,922	54		5,658,967	54		154,315	8		26,678	1
Financial expenses and rentals	1,609,438	14		1,391,526	14		70,860	4		77,060	4
Dividends, and Interest on Equity	867,725	8		1,381,781	13		867,725	43		1,381,781	73
Minority interests	115,480	1		6,790	—		—	—		—
Retained earnings	867,724	8		337,060	3		867,724	43		337,060	18
	11,470,199	100		10,401,477	100		2,009,999	100		1,900,418	100

APPENDIX III

INCOME STATEMENTS SEPARATED BY ACTIVITY
YEAR ENDING DECEMBER 31, 2007
(R$ ’000)

DESCRIÇÃO	Holding	Generation	Transmission	Distribution and sales	Others	Elimination	Total
OPERATIONAL REVENUE
Gross revenue from supply of electricity	—	3,086,293	—	10,312,757	12	(113,730)	13,285,332
Revenue from use of the network	—	106,593	525,838	1,461,558	—	(148,059)	1,945,930
Other operational revenues	40,738	42,864	9,789	87,721	383,910	(6,753)	558,269
Gross revenue from sales and/or services	40,738	3,235,750	535,627	11,862,036	383,922	(268,542)	15,789,531
DEDUCTIONS FROM OPERATIONAL REVENUE	(4,195)	(649,391)	(126,300)	(4,685,586)	(78,145)	—	(5,543,617)
NET OPERATIONAL REVENUE	36,543	2,586,359	409,327	7,176,450	305,777	(268,542)	10,245,914

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	—	(102,597)	—	(2,811,398)	(38)	120,311	(2,793,722)
Charges for the use of the basic transmission grid	—	(265,462)	—	(532,334)	—	148,059	(649,737)
Gas purchased for resale		—	—	—	(154,241)	—	(154,241)
	—	(368,059)	—	(3,343,732)	(154,279)	268,370	(3,597,700)
COST OF OPERATION
Personnel and managers	—	(131,674)	(81,651)	(653,052)	—	—	(866,377)
Private pension plan entity	—	(14,406)	(8,070)	(87,878)	—	—	(110,354)
Materials	—	(11,480)	(6,817)	(71,189)	(444)	—	(89,930)
Raw materials and inputs for production of electricity	—	(58,409)	—	—	—	—	(58,409)
Outsourced services	—	(88,025)	(26,415)	(378,064)	(8,427)	103	(500,828)
Depreciation and amortization	—	(206,680)	(46,916)	(464,842)	(29,758)	—	(748,196)
Operational provisions	—	(7,716)	277	(42,475)	—	—	(49,914)
Royalties for use of water resources	—	(134,102)	—	—	—	—	(134,102)
Others	—	(41,765)	(16,366)	(97,651)	(12,572)	69	(168,285)
	—	(694,257)	(185,958)	(1,795,151)	(51,201)	172	(2,726,395)
TOTAL COST	—	(1,062,316)	(185,958)	(5,138,883)	(205,480)	268,542	(6,324,095)

GROSS PROFIT	36,543	1,524,043	223,369	2,037,567	100,297	—	3,921,819
OPERATIONAL EXPENSES		—	—	—	—	—	—
Selling expenses	—	(8,017)	—	(227,148)	(672)	—	(235,837)
General and administrative expenses	(74,071)	(41,199)	(16,615)	(186,132)	(1,869)	—	(319,886)
Other operational revenue (expenses)	—	(10,219)	(4,254)	(24,552)	(32,491)	—	(71,516)
	(74,071)	(59,436)	(20,869)	(437,831)	(35,032)	—	(627,239)
Operational profit before equity income and financial revenues (expenses	(37,528)	1,464,607	202,500	1,599,736	65,265	—	3,294,580
		—	—	—	—	—	—
Financial revenue (expenses)	1,343	(341,303)	(14,416)	(18,724)	16,995	—	(356,105)
OPERATIONAL PROFIT (LOSS)	(36,185)	1,123,304	188,084	1,581,012	82,260	—	2,938,475
NON-OPERATIONAL PROFIT (LOSS)	(11,043)	676	(3,617)	(50,523)	54,151	—	(10,356)
Profit (loss) before income tax, Social Contribution and electricity pr	(47,228)	1,123,980	184,467	1,530,489	136,411	—	2,928,119
Income tax and Social Contribution	(116,565)	(267,723)	(45,274)	(160,498)	(32,245)	—	(622,305)
Employee profit shares	(12,288)	(72,586)	(37,390)	(332,201)	(420)	—	(454,885)
Minority interest	—	—	—	(115,480)	—	—	(115,480)
Net profit for the year	(176,081)	783,671	101,803	922,310	103,746	—	1,735,449

INCOME STATEMENTS SEPARATED BY ACTIVITY
YEAR ENDING DECEMBER 31, 2006
(R$ ’000)

DESCRIÇÃO	Holding	Generation	Transmission	Distribution and sales	Others	Elimination	Total
OPERATIONAL REVENUE
Gross revenue from supply of electricity	—	2,526,855	—	8,712,116	—	(103,971)	11,135,000
Revenue from use of the network	—	56,195	611,056	1,260,721	—	(138,501)	1,789,471
Other operational revenues	1,457	8,869	5,253	63,515	427,806	—	506,900
Gross revenue from sales and/or services	1,457	2,591,919	616,309	10,036,352	427,806	(242,472)	13,431,371
DEDUCTIONS FROM OPERATIONAL REVENUE	(81)	(551,614)	(156,953)	(4,169,167)	(86,914)	—	(4,964,729)
NET OPERATIONAL REVENUE	1,376	2,040,304	459,356	5,867,186	340,892	(242,472)	8,466,642

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	—	(10,546)	—	(2,206,098)	—	103,971	(2,112,673)
Charges for the use of the basic transmission grid	—	(240,401)	—	(561,951)	—	138,501	(663,851)
Gas purchased for resale	—	—	—	—	(157,732)	—	(157,732)
	—	(250,947)	—	(2,768,049)	(157,732)	242,472	(2,934,256)
COST OF OPERATION
Personnel and managers	—	(147,018)	(87,585)	(758,162)	—	—	(992,765)
Private pension plan entity	—	(24,746)	(12,882)	(122,019)	—	—	(159,647)
Materials	—	(12,090)	(6,461)	(59,968)	—	—	(78,519)
Raw materials and inputs for production of electricity	—	(36,812)	—	—	—	—	(36,812)
Outsourced services	—	(73,854)	(20,877)	(316,584)	(3)	—	(411,318)
Depreciation and amortization	—	(190,033)	(40,573)	(396,319)	(1)	—	(626,926)
Operational provisions	—	(185)	(16)	(23,775)	—	—	(23,976)
Royalties for use of water resources	—	(127,374)	—	(11,581)	—	—	(138,955)
Others	—	(37,572)	(10,487)	(95,057)	(1)	15,214	(127,903)
	—	(649,685)	(178,881)	(1,783,464)	(5)	15,214	(2,596,821)
TOTAL COST	—	(900,632)	(178,881)	(4,551,513)	(157,737)	257,686	(5,531,077)

GROSS PROFIT	1,376	1,139,672	280,475	1,315,673	183,155	15,214	2,935,565
OPERATIONAL EXPENSES
Selling expenses	—	(22,290)	—	(130,429)	—	—	(152,719)
General and administrative expenses	17,472	(31,722)	(14,949)	(46,199)	(2,741)	—	(78,139)
Other operational revenue (expenses)	—	(9,195)	(2,204)	(22,759)	(120,862)	—	(155,020)
	17,472	(63,207)	(17,153)	(199,387)	(123,603)	—	(385,878)

Operational profit before equity income and financial revenues (expenses)	18,848	1,076,465	263,322	1,116,286	59,552	15,214	2,549,687

FINANCIAL REVENUE (EXPENSES)	108,659	(317,597)	1,803	168,345	4,330	(15,214)	(49,674)
OPERATIONAL PROFIT (LOSS)	127,507	758,869	265,125	1,284,630	63,882	—	2,500,013
NON-OPERATIONAL PROFIT (LOSS)	(10,223)	(769)	(1,502)	(24,715)	414	—	(36,795)
Profit (loss) before income tax, Social Contribution and electricity profit sh	117,284	758,100	263,623	1,259,915	64,296	—	2,463,218
Income tax and Social Contribution	16,283	(188,428)	(25,325)	(334,330)	4,204	—	(527,596)
Employee profit shares	(9,321)	(30,984)	(18,880)	(150,432)	(374)		(209,991)
Minority interest	—	(6,520)	—	—	(270)	—	(6,790)
Net profit for the year	124,246	532,168	219,419	775,153	67,856	—	1,718,841

Independent auditors’ report

To

The Board of Directors and Shareholders

Companhia Energética de Minas Gerais – CEMIG

Belo Horizonte - MG

1.               We have examined the accompanying balance sheet of Companhia Energética de Minas Gerais – CEMIG and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the jointly-controlled company and indirect controlled company, Rio Minas Energia Participações S.A. and Light S.A., respectively, as of and for the year ended December 31, 2007 were examined by other independent auditors. In the financial statements of Companhia Energética de Minas Gerais – CEMIG the participation on these companies are recognized by the equity method of accounting and represent investments in the amount of R$ 265.5 million, and its equity in the earnings of these investments, in the statement of income, amount to an income of R$ 147.7 million. The financial statements of these companies, with total assets of R$2,236.6 million as of December 31, 2007, are included in the consolidated financial statements. Our report, insofar as it relates to the amounts generated by these companies during the year, is based solely on the examination conducted by the independent auditors of Rio Minas Energia Participações S.A. and Light S.A.

2.               Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.               In our opinion, based on our audit and on the audit reports of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais – CEMIG and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.               Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows, added value, and income statements separated by activity, presented in the appendix I, II and III, related to the year ended December 31, 2007 are supplementary to the aforementioned financial statements and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5.               As described in Notes 7, 8, 9 and 18 to the financial statements, Companhia Energética de Minas Gerais – CEMIG and its subsidiaries have assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to December 31, 2007, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market.

6.               The financial statements of Companhia Energética de Minas Gerais – CEMIG and the supplementary information of cash flows, added value, and income statements separated by activity for the year ended December 31, 2006, presented for comparative purpose, were examined by other independent auditors, which expressed an unqualified opinion, dated February 28, 2007, and including an emphasis paragraph relating to the matter mentioned in paragraph 5, and relating to the change in the percentage of the tariff repositioning due to the final tariff review for Cemig Distribuição S.A. and related to the expiration of the electricity generation concessions held by the subsidiary Cemig Geração e Transmissão S.A. for the Emborcação, Nova Ponte, Pandeiros, Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias and Santa Luzia hydroelectric plants. On June 14, 2007, the Mining and Energy Ministry (MME) renewed these concessions for a period of 20 years beginning on the date of maturity of each concession contract. The signing of the renewed concession contracts is expected during the first half of 2008.

March 6, 2008

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira	Rosane Palharim
Accountant CRCMG058176/O-0	Accountant CRC 1SP220280/O-9-S-MG

ITEM 9

2007 Earnings Release

EARNINGS RELEASE
2007

CEMIG 55 anos

A Melhor Energia do Brasil.

Cemig’s Chairman Márcio Araújo de Lacerda comments on the 2007 results: “Our 2007 results reflect the success of our Long-term Strategic Plan, guaranteeing Cemig leadership in the consolidation of the Brazilian electrical sector. The growth observed in all business areas benefited from the continuous expansion of the economy of Minas Gerais, as well as from the acquisitions made, which, together with a more efficient structure, allowed us to gain agility in an increasingly dynamic sector. Supplying over 10 million consumers and with a presence in 12 Brazilian states and in Chile, Cemig is already a world-class company, and its selection as leader of the public utilities “supersector” of the Dow Jones Sustainability index shows that it is able to grow and add value not only for our stockholders, but also for all those whom we serve – with social responsibility and respect for the environment. We reaffirm our commitment to investing for sure and planned profitability, and focus on the electricity sector, in the certain confidence that this is the correct strategy for adding value to the investments made by our stockholders.”

Cemig’s CEO, Dr Djalma Bastos de Morais, stated that “2007 was a record year. To comply with the targets contained in our Long-Term Strategic Plan, we have invested and grown in electricity generation, distribution and transmission. Last year we sold 57,892 GWh, a historic record for Cemig, with exports of energy to Argentina and Uruguay, demonstrating the company’s ability to seize market opportunities. Through a consortium, we won tenders for the construction of the Santo Antônio Generation Plant, allowing us to take part in the major projects of the electrical sector in a profitable manner. In addition, we initiated the construction of several small hydroelectric plants, and the Baguari hydroelectric generation plant and connected more than 220,000 new consumers, adding new transmission lines. We also concluded the process of renewal of concessions, for concessions totaling 1,735 MW that had expired. 2007 was a year to be remembered in Cemig’s history, but in order to be “Brazil’s Best Energy supplier” we pay special attention to our employees, as witnessed by the recent choice of Cemig as “Best Company to Work For” by Exame magazine”.

Chief Finance, Investor Relations and Holdings Officer Luiz Fernando Rolla highlighted that: “In 2007, our cash flow, measured by Ebitda, reached R$ 4 billion, while showing consistent growth in Ebitda margin – to almost 40% in 2007, with a positive impact from our operational efficiency and management centered on value creation for stockholders. These results are in line with our economic projections and our Long-term Strategic Plan, and reflect the correctness of our strategy of growing through acquisitions and projects, within the process of consolidation of the sector. This is proven by the acquisitions made in 2006, which have already added 10% to our consolidated result. The rigor and selectiveness of our investment decision criteria, complying with the indicators to which we are committed in our By-laws, result in sustainable growth, with continuous improvement in our credit rating. By balancing investments and continually seeking operational and financial excellence while maintaining our long-term objectives, we ensure continuous growth in results for our stockholders.”

— Highlights of 2007

•                  Ebitda: R$ 4.1 billion, a 26.41% increase – a record.

•                  Sales reached 57.892 GWh % – a record.

•                  Exame magazine’s “Best company to work for” survey – first placed in the electricity sector.

•                  Winner of the tender for the Santo Antônio Plant through the MESA consortium – 3,150 MW.

•                  Dow Jones Sustainability Index: Elected world leader in the utilities “supersector” – and the only Latin American company included in the index

— Economic summary

	Financial figures in R$ million
	2007	2006	Change %

Energy sold (MWh)*	57,892	52,263	16.40
Gross revenue	15,790	13,432	17.56
Net revenue	10,246	8,467	21.01
Ebitda	4,073	3,222	26.41
Net profit	1,735	1,719	0.93
Earnings per share	3.57	3.52	0.93
Number of consumers*	10,320,832	10,041,911	2.78

* Includes figures of Light S.A.

— Cemig’s stock price performance

	Bovespa
Ticker	2007	2006

CMIG 3	19.15%	29.00%
CMIG 4	(0.60)%	22.50%
IBOV	43.65%	32.90%
IEE	23.74%	40.80%

	NYSE
Ticker	2007	2006

CIG	14.89%	30.80%
CIG.C	(4.15)%	*
DJ IA	6.44%	16.30%

* ADRs representing Cemig’s common shares began to trade on the New York Stock Exchange in June 2007.

— The Brazilian economy

2007 was marked by the acceleration of growth in the Brazilian economy and a stable macroeconomic environment. GDP growth in the first nine months of 2007 amounted to 5.3% per year, while annual inflation, as measured by the IPCA, was 4.46%, practically in the middle of the target range established by the National Monetary Council (CMN).

Economic growth was driven by dynamic external and internal demand, with the latter due both to family consumption and to investment. Expansion of employment, the real increase in salaries, the reduction in interest rates and expansion of credit are among the principal factors which sustained the expansion of domestic demand.

At the same time, growth in domestic economic activity generated an increase in inflation during the final months of 2007. This factor, associated with the deteriorating outlook for the world economy as a result of the mortgage crisis in the United States, led the Brazilian Central Bank to interrupt the downward trend in interest rates from October 2007 onwards. The resulting Selic interbank interest rate at the end of the year was 11.25% per year.

The acceleration in the economy also led to higher growth in imports, reducing the trade surplus for 2007 to US$40 billion, 13.8% below the surplus for the previous year. The favorable situation attracted significant inflows of foreign capital to Brazil. As a consequence, the Brazilian real maintained its appreciating trend, ending the year at R$ 1.77 per dollar, despite purchases by the Brazilian Central Bank in the foreign exchange market, raising the country’s foreign reserves from US$ 85.9 billion at the end of 2006 to R$ 180.3 billion in December 2007.

In the area of fiscal policy, the primary surplus for the public sector reached 3.98% of GDP. This primary surplus, in addition to economic growth and the reduction in interest rates, allowed a reduction in net public sector debt as a percentage of GDP from 44.9% at the end of 2006 to 42.8% in December 2007.

— Water resources

Throughout 2007, due to persistent lack of rain in Brazil’s principal river basins, energy risk concerns increased, since the country depends almost exclusively on water reserves for energy generation.

The rainy season in Minas Gerais lasts from October until April. The 2007/2008 season began with little rain in Minas Gerais and a rainfall deficit in October, November and December. The rains only began after January 20, with significant rainfall in the regions of the Triângulo, West and Greater Belo Horizonte. In February rainfall was above the historic average in all regions of the state, reducing the deficit for the rainy season, which is currently around 25%.

With the increase in rainfall volume, the energy storage level for the Southeast region of Brazil rose from 40% in mid-January to 65% at the end of February. There was also an increase in storage in the North and Northeast regions, which rose from 30% to 45% and from 27% to 48% respectively. By a decision of the Monitoring Committee for the Electrical Sector, since the start of January, the thermal plants of the National Grid System are generating at maximum capacity. This chart shows that reservoir energy storage levels are currently below their values at the end of February 2007.

Brazilian Reservoir Levels %

Despite these lower levels than in the same period of last year, the federal government has ruled out the risk of energy shortages for 2008, and with the rain still forecast for the month of March, the water situation may be slightly more comfortable.

— Renewal of concessions

On June 14, 2007 the Mining and Energy Ministry (MME), by Ministerial Order MME 124/2007, renewed the period of concession for Cemig Geração e Transmissão for 20 years from the date of expiry for the following plants – Rio das Pedras, Poço Fundo, São Bernardo, Xicão, Luiz Dias, Emborcação, Nova Ponte and Santa Luzia – which have total installed capacity of 1,735 MW (unaudited information).

The extension of concessions will come into effect by signature of the Amendment to Concession Contract 007/97 – which will obey the rules and conditions established by the relevant legislation, and also those in Law 10848, of March 15, 2004, and its respective regulations. The proceedings are under analysis by the National Electricity Agency (Aneel) and we expect the Amendment to be signed in the first half of 2008.

— Gross Electricity Supply

Total sales in 2007 were 57,892 GWh, a record for Cemig. The 11% increase in consumption was basically due to growth in the economy of Minas Gerais, and also the market opportunities exploited by the company, such as sales to Argentina and Uruguay.

The chart below shows the composition of Cemig’s sales by company:

2007 Sales - Cemig Group (Share %)

The share of the consortium Minas Rio Energia, RME, the parent of the distributor Light, is worthy of mention, accounting for 11% of total sales. Cemig GT accounted for almost 55% of total sales, with a volume of 31,813 GWh.

Final consumers

The main impacts on 2007 revenues arose from the following factors:

•                  An increase of 8.69% in the average tariff, from R$ 245.73 (in 2006) to R$ 267.08 (in 2007),

mainly due to the adjustments in the tariffs of Cemig Distribuição on April 8, 2006 (full effect for the financial year 2007) and on April 8, 2007.

•                  An increase of 9.44% in the volume of energy invoiced

These charts show quarterly and annual changes in supply:

GWh invoiced – final consumers

As can be seen there is a continuous positive trend in volumes invoiced to final consumers. For the period 2003 to 2007, volume sales grew by almost 25%, with growth of close to 11% between 1Q2007 and 4Q2007.

— Revenue from supply

Supply to other concession holders

The volume of energy sold to other concession holders in 2007 was 13.236 GWh, compared to 11.472 GWh in 2006, corresponding to R$ 1.210 billion and R$ 709 million respectively. This notable increase was basically due to the startup of the Irapé plant in the second half of 2006, a greater volume of energy traded through bilateral contracts with resellers of electricity and higher prices negotiated for 2007 by Cemig Geração e Transmissão. Exports of energy to Argentina and Uruguay in 2007 are also worthy of note. The average sales tariff in 2007 was R$ 91.40/MWh, compared to R$ 61.79/MWh in 2006, an increase of 47.92%.

— Revenue from use of the network

Revenue from use of the network did not show significant growth in 2007, compared with 2006 (R$ 1.946 billion in 2007 and R$ 1.789 billion in 2006).

The most significant item under this heading was revenue from the Tariff for the Use of the Distribution System (TUSD), charged by Cemig Distribuição e Light to free consumers, which increased by 9.23% relative to 2006 (R$ 1.313 billion in 2007 compared to R$1.202 billion in 2006). This growth was principally due to the higher volume of energy transported in 2007 (19.535 GWh in 2007 compared to 17.521 GWh in 2006), a reflection of the growth in industrial production and the migration of clients from the captive market to the free negotiation environment during 2007.

In 2007, revenue from use of the basic grid was R$ 31 million lower, due to a revision of the permitted annual revenues to concession holders of the public electricity transmission service from new transmission facilities in the grid and the other transmission facilities, in compliance with Aneel decisions. Further explanations are in Explanatory Notes 23 and 27 to the Consolidated Financial Statements.

R$ million	2007	2006	Change %
TUSD	1,313	1,202	9.23
Revenue from the basic grid	537	486	10.49
Revenue from the connection system	95	102	-6.86
TOTAL	1,946	1,789	8.77

— Ebitda

Cemig’s cash flow for 2007, measured by Ebitda, reached R$ 4.0 billion, a 26.35% increase year-on-year, as a result of the excellent operational results achieved by the company, which together with the efficient management of acquisitions within our strategic planning, led to an Ebitda result in line with our projections.

Ebitda - R$ million	2007	2006	Change%

Net profit	1,735	1,719	0.93

+ Provision for current and deferred income tax and Social Contribution	623	527	18.03
+ Non-operational revenue (expenses)	10	37	(72.97)
+ Financial revenue (expenses)	356	50	612.00
+ Amortization and depreciation	778	627	15.77
+ Employee profit share	455	210	116.67
+ Minority interests	116	7	1,542.86
= Ebitda	4,073	3,222	26.35
Non-recurring items (*)
+ Energy efficiency costs from previous financial years	—	85	—
+ “Anuênio”	—	178	—
+ CVA — recomposition of TUSD	—	93	—
+ Transmission revenue review — Resolution 496	31	—	—
- Reversal of provision for RGR	—	(66)	—
- CVA Energy — adjustment defined by ANEEL	(29)	—	—
			—
= ADJUSTED Ebitda	4,075	3,512	15.97

(*) The non-recurring adjustments correspond to the Company’s interpretation of the events which it considers as extraordinary and unrelated to current operations.

Over the last 5 years, our cash flow generation increased by almost 127%, allowing us to pursue our investment and acquisition programs within the consolidation process of the Brazilian electrical sector.

— Net profit

In 2007, Cemig reported net profit of R$ 1.735 billion, compared to R$ 1.719 billion for 2006.

As presented in the table below, Cemig Geração e Transmissão and Cemig Distribuição made the main contributions to CEMIG’s net profit.

R$ million	2007	%	2006	%
Cemig — holding company	(176)	(10.14)	124	7.21
Cemig Distribuição S.A.	771	44.44	770	44.79
Cemig Geração e Transmissão S.A.	747	43.05	614	35.72
Rio Minas Energia.	148	8.53	44	2.56
Gasmig	46	2.65	35	2.04
TBE	29	1.67	16	0.93
Others	170	9.79	116	6.74
Consolidated net profit	1,735	100.00	1,719	100.00

— Sale of Way TV by Infovias

On October 23, 2007 Anatel approved the sale of Way TV Belo Horizonte S.A., reversing its own decision of March 19, 2007, when it had refused approval for the transfer of stockholding control.

At an auction held on July 27, 2006, 100% of the shares of Way TV Belo Horizonte S.A., an indirect subsidiary of Cemig (through Cemig’s investment of 65.25% in Infovias) were sold to TNL PCS Participações S.A., a subsidiary of Tele Norte Leste Participações S.A., for R$ 103 million, a premium of 65% on the minimum auction price, and the sale was conditional upon approval by the Brazilian Telecoms Regulator, Anatel.

The profit of Infovias from this sale, in the amount of R$ 54,079,000, was recognized in the 4th quarter of 2007, when the approval was published in the federal Official Gazette.

— Capex

Capex for 2008 is projected at R$ 1.5 billion, 68.57% more than in 2007.

Most of this investment is concentrated in Cemig Distribuição, through programs such as “Cresce Minas” (Grow, Minas), which will allow us to meet the projected increase in the market and in demand in coming years.

BUSINESS	2005	2006	2007(1)	2008(2)
CEMIG Geração e Transmissão	417	157	315	334
Generation	397	99	281	210
Transmission — basic network	20	58	34	124
CEMIG Distribuição	691	1,229	601	1,184
Sub-transmission	26	83	67	393
Distribution	665	1,146	534	791
Expansion and strengthening of existing networks	276	217	310	381
Light for Everyone Program	291	884	124	276
Others	98	45	100	134
CEMIG holding company	58	558	10	43
Injections of capital	54	33	6	37
Others	4	1	4	6
RME capital injection 25% - acquisition of Light	—	175	—	—
Acquisition of TBE transmission companies	—	349	—	—
Total Investment Projects	1,166	1,944	926	1,561

(1)                     2005, 2006 and 2007: realized values.

(2)                     2008: estimated values, according to corporate planning for the 2007/2011 Cycle.

— Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment, and the disbursements actually made, are compensated in the subsequent tariff adjustments, and are recorded as assets or liabilities. Due to a change in Aneel’s model accounts, some items were transferred to Deductions from operational revenue. Further information on this point is provided in Explanatory Notes 2 and 8 to the Consolidated Financial Statements.

— Deductions from operational revenue

Deductions from operational revenue totaled R$ 5.544 billion in 2007, compared to R$ 4.965 billion in 2006, an increase of 11.66%. The following paragraphs describe the main changes in these deductions from revenue:

CCC — The Fuel Consumption Account

The CCC refers to the costs of operation of thermal plants of the Brazilian grid and isolated system, which are allocated between the holders of electricity concessions in a manner specified by Aneel Resolution. This is a non-controllable cost, and the amount recorded, in relation to electricity distribution services, corresponds to the amount actually passed through to the tariff. For the amount recorded in relation to transmission services, the Company acts merely as paying agent for the charge, since the CCC is charged to Free Consumers on their invoices for use of the grid and passed on to Eletrobrás.

The deduction from revenue relating to the CCC was R$ 407 million in 2007, compared to R$ 554 million in 2006, representing a reduction of 26.53%. This reduction was principally due to the retroactive billing in 2006 of the charge to a number of consumers, after the approval of the Contracts for Use of the Transmission System (CUST) by the System Operator (ONS).

CDE — Energy Development Account

This deduction from revenue was R$ 391 million in 2007, compared to R$ 334 million in 2006, an increase of 17.07%. These payments are set by an Aneel Resolution. This is a noncontrollable cost, and the amount recorded for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount recorded, relating to electricity transmission services, the company is only a payment agent for the charge, since the CDE for use of the basic grid is charged to Free Consumers on the invoice and passed through to Eletrobrás.

RGR — the Global Reversion Reserve

The deduction from revenue for RGR was R$ 145 million in 2007, compared to R$ 30 million in 2006. The change between the compared periods is due to the credit adjustment in 2006, relating to the provision for the financial year 2004 for the amount of R$ 66 million, as a result of the approval by Aneel of this expense for an amount less than that estimated by the Company, as well as to the increase in 2007 of the book value of the fixed assets in service which forms the basis for the calculation of this expense.

The other deductions from revenue are charges calculated directly as a percentage of sales revenue invoiced, so that their variations are directly proportional to the variation in revenue.

— Operational costs and expenses

Operational costs and expenses (excluding financial revenue/expenses) in 2007 were R$ 6.952 billion, vs. R$ 5.917 billion in 2006, an increase of 17.49%. This result arises mainly from the variation in energy purchased for resale and operational provisions, partially compensated by the reduction in payroll expenses, which fell from R$ 1.088 billion in 2006 to R$ 968 million in 2007.

	2007	2006	Change %
Non-Controllable Costs
Electricity purchased for resale	2,794	2,113	32.23
Financial compensation for the use of water resources	137	139	(1.44)
Charges for use of the basic transmission network	650	664	(2.11)
	3,581	2,916	22.81
Controllable Costs
Payroll	968	1,088	(11.03)
Post-employment obligations	123	170	(27.65)
Materials	94	82	14.63
Raw materials and inputs for energy generation	59	37	59.46
Third-party services	620	504	23.02
Operational provisions	291	52	459.62
Gas purchased for resale	154	158	(2.53)
Depreciation and amortization	778	672	15.77
Other net expenses	284	238	19.33
	3,371	3,001	12.33
Total	6,952	5,917	17.49

The principal changes in expenses are described below:

Payroll

Cemig’s payroll expenses for 2007 were R$ 968 million, compared to R$ 1.088 billion in 2006, a decrease of 11.03%. This result is principally due to the indemnity provision of R$ 178 million for future “anuênio” rights of employees, made in June 2006, partially compensated by the wage increases of 4.00% and 5.00%, granted to employees in November 2006 and 2007 respectively, and by the increase of 1.50% in the headcount of Cemig Holding, Cemig Geração e Transmissão and Cemig Distribuição, which rose from 10,658 employees in December 2006 to 10,818 in December 2007. See the composition of personnel expenses in Explanatory Note 30 to the Consolidated Financial Statements.

— Employee profit shares

Employee profit-sharing amounted to R$ 455 million in 2007, 116% more than the amount paid in 2006.

This growth is the result of the negotiation within the context of the Collective Labor Agreement of 2007, in which both parties decided that future employees of the company would no longer be entitled to receive a bonus of 16.67% of base salary, granted to current employees. Cemig regards this cost item as an investment, since it aligns the company with best market practices.

The graph below shows that the value paid by way of profit-sharing between 2001 and 2007 lies in the interval between 3.43% and 6.97% of Ebitda, with an average of 4.97%, excluding the years of 2005 and 2007.

The figure was outside the historic average in 2005 and 2007 because in the collective agreements for those years Cemig negotiated, respectively, the withdrawal of the “anuênio” and of the bonus of 16.67% future employees.

The benefits deriving from these investments are important for making the company more efficient and for bringing it into line with current market practices.

(*) Obtained by profits per share divided by EBITDA.

Electricity purchased for resale

Expenditure on electricity purchased for resale in 2007 was R$ 2.794 billion, compared to R$ 2.113 billion in 2006, an increase of 32.23%. This is a non-controllable cost and the expense recognized in the Income Statement corresponds to the actual amount passed through to the tariff. For more information please see Explanatory Note 30 to the Consolidated Financial Statements.

Depreciation and amortization

The depreciation and amortization provision in 3Q07 was R$ 778 million, compared to R$ 672 million in 3Q06, an increase of 15.77%. This change is substantially due to investment in the Light for Everyone Investment Program, and the entry into operation of the Irapé plant during the second half of 2006. The consolidation of RME, which contributed to an increase of R$ 82 million in 2007 (R$ 33 million in 2006) should also be highlighted. The lower depreciation and amortization value of RME in 2006 is due to its consolidation from August 2006 onwards, contributing only 5 months of provision for the previous year.

Post-employment obligations

Post-employment obligation expenses for 2007 were R$ 123 million, compared to R$ 170 million in 2006, representing a reduction of 27.65%. These expenses basically represent the interest on the actuarial obligations of Cemig Distribuição, net of the expected returns from the plan’s assets, as estimated by an external actuary. The reduction in the expense arises from greater growth in the pension plan’s assets than in the obligations to the participants.

Charges for use of the transmission network

The expense on charges for use of the transmission network in 2007 was R$ 650 million, compared to R$ 664 million for 2006, a reduction of 2.11%. This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that form components of the basic network, as set by an Aneel Resolution. This is a non-controllable cost of distribution activity, and the expense recognized in the Income Statement corresponds to the amount actually passed through to the tariff.

— Financial revenue (expenses)

Net financial expense in 2007 was R$ 356 million, compared to an expense of R$ 50 million in 2006. The principal factors which impacting this item are described below:

Reversion of provision for losses in Accounts receivable of the state of Minas Gerais for an amount of R$ 99 million in 2006, as a function of the creation of a Credit Rights Fund (FIDC) and the signing of the 4th contractual amendment on debt renegotiation. For more information please see Explanatory Note 14 to the Consolidated Financial Statements.

•                             Monetary variation revenue from the General Electrical Sector Agreement for 2007 amounting to R$ 405 million, compared to R$ 322 million 2006, an increase of 25.77%. This change is principally due to the recording in the accounts during the second quarter of 2007 of R$ 100 million of financial revenue resulting from updating criteria defined by Aneel for assets relating to transactions with free energy during the rationing period. This procedure did not affect net financial revenue due to a corresponding increase in the provision for losses with free energy transactions (R$ 175 million in 2007 compared to R$ 86 million in 2006).

•                             Revenue from monetary variation and interest on the Deferred Tariff Adjustment in 2007 was R$ 131 million compared to R$ 199 million for 2006, 34.24% lower. This mainly reflects the reduction in assets between the two periods as a result of the receipt of the values in the electricity accounts. For more information please see Explanatory Note 13 to the Consolidated Financial Statements.

•                             Net gains on currency variations for 2007, amounting to R$ 110 million compared to net gains of R$ 86 million in 2006, basically derived from loans and financings in foreign currency. In 2007, the Brazilian real appreciated by 17.15% against the US dollar, compared to an appreciation of 8.66% in 2006.

There is a breakdown of financial revenues and expenses in Explanatory Note 31 to the Consolidated Financial Statements.

— Income tax and Social Contribution

In 2007, CEMIG’s expenses for income tax and social contribution amounted to R$ 622 million, on pre-tax profit of R$ 2.928 billion, a percentage of 21.24%. In 2006, the Company reported income tax and Social Contribution of R$ 527 million, on pre-tax profit of R$ 2.463 billion, or 21.40%. These effective rates are reconciled with the nominal rates in Explanatory Note 12 to the Consolidated Financial Statements.

Disclaimer

Some statements and assumptions contained in this release are forecasts based on the points of view and assumptions of management, and involve known and unknown risks and uncertainties. The actual results may be materially different from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel.+55-31-3506-5024
Fax+55-31-3506-5026

Chart I

Energy Sales (Consolidated)

	N(er). of consumers		MWh		R$ thousand
	YEAR		YEAR		YEAR
	2007	2006	2007	2006	2007	2006
Residential	8,764,157	8,560,153	8,648,603	7,429,818	4,373,896	3,622,178
Industrial	86,394	84,175	24,686,241	23,972,596	3,380,277	3,069,373
Commercial	830,818	820,946	5,549,409	4,439,154	2,494,502	1,935,339
Rural	565,169	505,707	2,212,485	1,942,306	598,812	515,233
Others	72,945	69,762	3,505,890	2,970,065	1,065,006	872,383
Own Consumption	1,256	1,124	52,941	37,160	—	—
Low-Income Consumers Subsidy					126,112
Unbilled Supply, Net	—	—	—	—	11,332	76,799
Supply	93	44	13,235,965	11,472,158	1,209,731	708,867
Transactions on the CCEE	—	—	—	—	25,664	200,065
TOTAL	10,320,832	10,041,911	57,891,534	52,263,257	13,285,332	11,135,000

Chart II

Sales per Company

Cemig Distribution

2007 Sales	GWh
Industrial	4,830
Residencial	6,813
Rural	2,200
Commercial	4,078
Others	2,773
Sub Total	20,694
Wholesale Supply	—
Total	20,694

Independent Generation

2007 Sales	GWh
Horizontes	83
Ipatinga	346
Sá Carvalho	472
Barreiro	100
CEMIG PCH S.A	122
Rosal	262
Capim Branco	469
Total	1,854

Cemig Consolidade by Company

2007 Sales	GWh	Share
Cemig Distribution	20,694	36%
Cemig GT	31,813	55%
Wholesale Cemig group	(2,259)	-4%
Wholesale Light group	(336)	-1%
Idependent Generation	1,854	3%
RME	6,126	11%
Total	57,892	100%

Cemig GT

2007 sales	GWh
Free Consumers	18,263
Wholesale supply	13,550
Wholesale supply Cemig Group	1,057
Wholesale supply bilateral contracts	12,493
Total	31,813

RME (25%)

2007 Sales	GWh
Industrial	503
Residencial	1,836
Rural	12
Wholesale Supply	1,549
Commercial	1,439
Others	787
Total	6,126

Chart III

Operating Revenues (consolidated)
Values in million of Reais

	2007	2006	4th Q. 2007	4th Q. 2006
Sales to end consumers	12,050	10,226	3,147	3,004
TUSD	1,314	1,202	246	201
Subtotal	13,364	11,428	3,393	3,205
Supply+ Transactions in the CCEE	1,236	909	353	217
Revenues from Trans. Network	632	588	167	130
Gas Supply	297	298	88	78
Others	261	209	21	60
Subtotal	15,790	13,432	4,022	3,690
Deductions	(5,544)	(4,965)	(1,395)	(1,519)
Net Revenues	10,246	8,467	2,627	2,171

Chart IV

Operating Expenses (consolidated)
Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Purchased Energy	2794	2113	844	507
Personnel/Administrators/Councillors	968	1088	172	180
Depreciation and Amortization	778	672	193	193
Charges for Use of Basic Transmission Network	650	664	49	43
Contracted Services	619	504	180	161
Forluz — Post-Retirement Employee Benefits	123	170	30	54
Materials	94	82	27	23
Royalties	137	139	35	45
Gas Purchased for Resale	154	158	53	39
Operating Provisions	291	52	80	-65
Other Expenses	343	275	87	64
Total	6,951	5,917	1,750	1,244

Chart V

Financial Result Breakdown

Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Financial Revenues	1,286	1,392	164	387
Income from Investments	200	184	57	31
Fines on Energy Accounts	123	134	30	27
CRC Contract/State (interest+ monetary variation)	159	286	41	158
Monetary variation of Extraordinary Tariff Recomposition and RTD	581	608	59	151
Exchange Rate Variations	120	90	2	1
Others (PIS/PASEP+ Derivatives+ FIDC Revenue)	103	90	-25	19
Financial Expenses
Charges on Loans and Financing	-852	-868	-201	-246
Monetary variation of Extraordinary Tariff Recomposition	-176	-133	-22	-31
Exchange Rate Variations	-10	-3	2	13
Monetary Variarion Liabilities - Loans and Financing	-26	-28	-2	-7
CPMF	-67	-84	-14	-21
Losses from Derivatives	-187	-117	-54	-32
Others+ Provision for Losses from Tariff Recomposition	-324	-209	-68	-74
Financial Result	(356)	(50)	(195)	(11)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Net Revenue	10,246	8,467	2,627	2,171
Operating Expenses	(6,951)	(5,917)	(1,750)	(1,244)
EBIT	3,295	2,550	877	927
EBITDA	4,073	3,222	1,070	1,120
Financial Result	(356)	(50)	(195)	(11)
Non-Operating Result	(10)	(37)	23	(24)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(623)	(527)	43	(71)
Employee Participation	(455)	(210)	(455)	(210)
Minority Shareholders	(116)	(7)	(27)	(5)
Net Income	1,735	1,719	266	606
Net Margin	17%	20%	10%	28%

Chart VII

Statement of Results (Consolidated) - per Company
Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	2007	2006	2007	2006	2007	2006
Net Revenue	10,246	8,467	5,976	5,419	2,666	2,243
Operating Expenses	(6,951)	(5,917)	(4,526)	(4,363)	(1,193)	(1,064)
EBIT	3,295	2,550	1,450	1,056	1,473	1,179
EBITDA	4,073	3,222	1,867	1,423	1,696	1,387
Financial Result	(356)	(50)	8	189	(333)	(319)
Non-Operating Result	(10)	(37)	(43)	(25)	(3)	(2)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(623)	(527)	(312)	(300)	(280)	(194)
Employee Participation	(455)	(210)	(332)	(150)	(110)	(50)
Minority Shareholders	(116)	(7)	—	—	—	—
Net Income	1,735	1,719	771	770	747	614

Chart IX

Related party transactions
Values in millions of reais

	State of Minas Gerais Government
	2007	2006
ASSETS
Current Assets
Customers and distributors	2	3
Tax Recoverable -	—	—
State VAT recoverable	167	15
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1,763	1,726
Tax Recoverable -	58	312
VAT recoverable	—	—
Customers and distributors	37	37
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	268	262
Interest on capital and Dividends	126	308
Debentures	147	106
Credit Receivables Fund (FDIC)	990	982
Financing	18	32

Chart X

Share Ownership

Number of shares as of December 31, 2007

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	108,348,914	51	—	—	108,348,914	22
Southern Electric Brasil Part. Ltda.	70,088,868	33	—	—	70,088,868	14
Other:	—	—	—	—	—	—
Local	19,692,079	9	87,640,319	32	107,332,398	22
Foreigners	14,492,642	7	186,198,634	68	200,691,276	41
Total	212,622,503	100	273,838,953	100	486,461,456	100

*                            Southern Electric Brasil Participações Ltda

Chart XI

BALANCE SHEETS (CONSOLIDATED)
ASSETS
Values in millions of reais

	2007	2006
CURRENT ASSETS	7,722	6,395
Cash and Cash Equivalents	2,066	1,402
Consumers and Distributors	2,025	2,075
Consumers — Rate Adjustment	451	356
Dealership - Energy Transportation	474	358
Dealers - Transactions on the MAE	31	123
Tax Recoverable	810	284
Materials and Supplies	42	35
Prepaid Expenses - CVA	520	460
Tax Credits	490	126
Regulatory Assets	58	108
Deferred Tariff Adjustment	464	791
Other	291	277
NONCURRENT ASSETS	4,315	4,903
Account Receivable from Minas Gerais State Government	1,763	1,726
Consumers — Rate Adjustment	721	979
Regulatory Assets	61	215
Prepaid Expenses - CVA	178	160
Tax Credits	695	679
Deferred Tariff Adjustment	—	—
Dealers - Transactions on the MAE	14	35
Recoverable Taxes	365	601
Escrow Account re: Lawsuits	272	255
Consumers and Distributors	126	101
Other Receivables	38	25
	12,230	11,911
Investments	1,071	999
Property, Plant and Equipment	10,563	10,335
Intangible	532	494
Deferred Charges	64	83
TOTAL ASSETS	24,267	23,209

Chart XII

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	2007	2006
CURRENT LIABILITIES	5,862	5,749
Suppliers	936	914
Taxes payable	1,078	995
Loan, Financing and Debentures	1,021	834
Payroll, related charges and employee participation	338	259
Interest on capital and dividends	881	1,374
Employee post-retirement benefits	107	139
Regulatory charges	396	436
Other Obligations - Provision for losses on financial instruments	540	470
Regulatory Liabilities - CVA and Revision Revenue Transmission	565	328
NON CURRENT LIABILITIES	9,610	9,750
Loan, Financing and Debentures	6,619	6,815
Employee post-retirement benefits	1,364	1,451
Suppliers	341	272
Taxes and social charges	319	449
Reserve for contingencies	635	535
Other	136	108
Prepaid expenses - CVA	196	120
Deferred income	86	90
PARTICIPATION IN ASSOCIATE COMPANIES	319	98
SHAREHOLDERS’ EQUITY	8,390	7,522
Registered Capital	2,432	1,621
Capital reserves	4,032	4,032
Income reserves	1,899	1,842
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,267	23,209

Chart XIII

Income Statement (consolidated)
Values in million of Reais

	2007	2006
Cash at start of period	1,402	1,344
Cash from operations	3369	2185
Net income	1,735	1,719
Depreciation and amortization	778	672
Suppliers	34	125
Other adjustments	822	(331)
Financing activity	-1515	-533
Financing obtained	1,056	2,266
Payment of loans and financing	(1,855)	(1,927)
Loans and financing	800	1,200
Other	(1,516)	(2,072)
Investment activity	-1190	-1719
Investments outside the concession area	(109)	(553)
Investments in the concession area	(1,393)	(1,472)
Special obligations - consumer contributions	268	306
Other	44	125
Cash at the end of period	2,066	1,402

CEMIG GT — Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2007	2006	4th Q. 2007	4th Q. 2006
Sales to end consumers	1,663	1,457	449	382
Supply	1,120	870	275	221
Revenues from Trans. Network +
Transactions in the CCEE	550	576	144	139
Others	41	10	5	2
Subtotal	3,374	2,913	873	744
Deductions	(708)	(670)	(159)	(169)
Net Revenues	2,666	2,243	714	575

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Personnel/Administrators/Councillors	228	249	40	42
Depreciation and Amortization	223	208	56	62
Charges for Use of Basic Transmission Network	257	232	68	61
Contracted Services	96	89	32	28
Forluz — Post-Retirement Employee Benefits	23	36	6	10
Materials	18	18	7	7
Royalties	130	124	31	33
Operating Provisions	6	1	1	(2)
Other Expenses	78	70	22	19
Purchased Energy for sale	76	—	62	—
Raw material for production	58	37	13	1
Total	1,193	1,064	338	261

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Net Revenue	2,666	2,243	714	575
Operating Expenses	(1,193)	(1,064)	(338)	(261)
EBIT	1,473	1,179	376	314
EBITDA	1,696	1,387	432	376
Financial Result	(333)	(319)	(106)	(110)
Non-Operating Result	(3)	(2)	(7)	(1)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(280)	(194)	(32)	(27)
Employee Participation	(110)	(50)	(110)	(50)
Net Income	747	614	121	126

CEMIG D — Tables I to IV

CHART I

CEMIG D - MARKET (GWh)

	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	3,063	8,067
4Q05	5,065	4,119	9,184
1Q06	5,856	4,050	9,906
2Q06	5,986	4,207	10,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,912	4,128	9,040
2Q07	5,267	4,438	9,705
3Q07	5,165	4,516	9,681
4Q07	5,350	4,457	9,807

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	2007	2006	4th Q. 2007	4th Q. 2006
Sales to end consumers	8,488	7,906	2,235	2,114
TUSD	1,321	1,261	365	282
Subtotal	9,809	9,167	2,600	2,396
Supply+ Transactions in the CCEE	23	60	7	30
Others	68	56	17	17
Subtotal	9,900	9,283	2,624	2,443
Deductions	(3,924)	(3,864)	(986)	(1,124)
Net Revenues	5,976	5,419	1,638	1,319

Chart III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Purchased Energy	2,164	1,981	590	409
Personnel/Administrators/Councillors	619	734	106	104
Depreciation and Amortization	417	367	112	91
Charges for Use of Basic Transmission Network	447	515	109	93
Contracted Services	396	329	130	96
Forluz — Post-Retirement Employee Benefits	73	116	18	35
Materials	69	59	19	15
Operating Provisions	176	109	76	19
Other Expenses	165	153	46	51
Total	4,526	4,363	1,206	913

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	2007	2006	4th Q. 2007	4th Q. 2006
Net Revenue	5,976	5,419	1,638	1,319
Operating Expenses	(4,526)	(4,363)	(1,206)	(913)
EBIT	1,450	1,056	432	406
EBITDA	1,867	1,423	544	497
Financial Result	8	189	(13)	43
Non-Operating Result	(43)	(25)	(17)	(4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(312)	(300)	(6)	(78)
Employee Participation	(332)	(150)	(332)	(150)
Net Income	771	770	64	217

ITEM 10

Notice to Shareholders, March 7, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG
BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2007, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 07, 2008

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer and Investor Relations Officer

Date: March 14, 2008